Form 10-K405, Exhibit 13
period 1998-09-26
ZOLL MEDICAL CORPORATION
filed 1998-12-23
CIK 887568

                                                                  EXHIBIT 13.1

--------------------------------------------------------------------------------
ZOLL MEDICAL CORPORATION
--------------------------------------------------------------------------------
FIVE YEAR FINANCIAL SUMMARY

                                                                           YEAR ENDED

                                              SEPT. 26,       SEPT. 27,      SEPT. 28,      SEPT. 30,        OCT. 1,
                                                  1998            1997           1996           1995           1994
-------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Net sales                                     $ 55,080         $56,336        $54,762        $45,664        $47,533
Cost of goods sold                              23,813          25,089         24,390         20,384         19,943
                                              ---------------------------------------------------------------------
Gross profit                                    31,267          31,247         30,372         25,280         27,590

Expenses:
Selling and marketing                           20,045          18,422         16,709         15,553         12,876
         General and administrative              5,351           6,176*         4,423          4,151          4,075
         Research and development                6,233           6,235*         4,355          4,360          5,253
                                              ---------------------------------------------------------------------
                    Total expenses              31,629          30,833         25,487         24,064         22,204
                                              ---------------------------------------------------------------------
Income (loss) from operations                     (362)            414          4,885          1,216          5,386
Net investment income                              423             367            286            243            289
                                              ---------------------------------------------------------------------
Income before income taxes                          61             781          5,171          1,459          5,675
Provision for income taxes                          18             266          1,758            496          2,043
                                              ---------------------------------------------------------------------
Net income                                    $     43         $   515*       $ 3,413        $   963        $ 3,632
                                              =====================================================================
Basic earnings per share                      $   0.01         $  0.08*       $  0.56        $  0.16        $  0.60

Weighted average common
         shares outstanding                      6,192           6,192          6,153          6,110          6,069
                                              ---------------------------------------------------------------------
Diluted earnings per share                    $   0.01         $  0.08        $  0.55        $  0.16        $  0.58

Weighted average common and
         equivalent shares outstanding           6,225           6,228          6,214          6,192          6,249
                                              =====================================================================
Balance Sheet Data:
Working capital                               $ 21,153         $24,032        $24,920        $24,147        $23,295
Total assets                                  $ 45,288         $44,210        $42,089        $36,139        $35,621

Total long-term debt, excluding
         current portion                      $    442         $   552        $   661        $   767        $   894
Stockholders' equity                          $ 34,082         $34,039        $33,422        $29,590        $28,337



* During the year ended September 27, 1997, excluding a one-time charge taken in Q1 aggregating $2.3 million, net income would have been $2,033 and earnings per common and equivalent share would have been $0.33.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
--------------------------------------------------------------------------------
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1998 COMPARED TO 1997

The Company's net sales decreased by 2% to $55,080,000 for the year ended September 26, 1998 from $56,336,000 for the year ended September 27, 1997. The decrease was primarily attributed to the net effect of an increase in sales of disposable electrodes and Westech management data software and hardware and a decrease in equipment sales. The Company believes that the decrease in equipment sales in North America was primarily the result of customers holding back on purchases while waiting for the release of the M Series, which was not shipped until the end of the fourth quarter of 1998. In addition, the decrease in sales in the international market was primarily a result of depressed foreign markets. The M Series did not have any significant impact on the sales to the international markets in 1998 as the roll out to international distributors continued into 1999.

Gross profit increased as a percentage of sales to 56.7% from 55.4%. This increase is primarily a result of the improved business mix.

Selling and marketing expenses increased as a percentage of sales to 36% from 33%. Selling and marketing expenses increased 9% to $20,045,000 from $18,422,000. Of this increase, $1,419,000 was due to higher payroll related costs and travel expenditures reflecting the reorganization of the North American sales force. This mid-year reorganization increased the size of and split the sales force to focus on two distinct markets: hospital and pre-hospital. The increase in selling and marketing expenses was due also to $85,000 in higher international selling expenditures and a $325,000 increase in expenditures for promotion, advertising and other selling activities related to the introduction of the M Series offset by a $392,000 decrease in product services and support.

General and administrative expenses decreased as a percentage of sales from 11% to 10%. General and administrative expenses decreased 13% to $5,351,000 from $6,176,000. This decrease was due primarily to the occurrence of a one-time charge recognized in 1997 of $1,300,000 related to the estimated cost of proceeding to trial in a class action shareholder lawsuit. This decrease was partially offset by an increase in 1998 of $413,000 for payroll related costs and professional services. Research and development expenses remained consistent as a percentage of sales.

Research and development expenses decreased to $6,233,000 from $6,235,000. In 1997, a charge of $1,000,000 was made to account for the value of in-process research and development acquired in the purchase of assets from Westech. Excluding this charge, research and development expenses increased by 19%, or $998,000. This increase was due primarily to an increase of $665,000 in prototype and testing expenses for new technology and start-up costs for the M Series and an increase of $179,000 in payroll related costs.

Net investment income increased to $423,000 from $367,000. The increase was due primarily to higher average cash balances.

At September 26, 1998, the Company has available tax loss carryforwards of approximately $1,603,000 of which $786,000 expire at various dates through 2003 and $817,000 has an indefinite life. Approximately $1,427,000 of the tax loss carryforwards is attributable to the Company's foreign operations and is not available to offset domestic taxable income.

1997 COMPARED TO 1996

The Company's net sales increased 3% to $56,336,000 for the year ended September 27, 1997 from $54,762,000 for the year ended September 28, 1996. The increase was primarily attributable to a 12% increase in sales of disposable electrodes and a 5% increase in sales to international markets.

Gross profit as a percentage of sales remained at 55%.

Selling and marketing expenses increased as a percentage of sales to 33% from 30%. Selling and marketing expenses increased 10% to $18,422,000 from $16,709,000. Of this increase, $734,000 was due to higher payroll related costs and travel expenditures due to higher staffing levels in North America, $350,000 was due to higher international selling expenditures, $295,000 was due to increased product services and support, and $349,000 was due to increased expenditures for promotion and advertising activities.

General and administrative expenses increased as a percentage of sales to 11% from 8%. General and administrative expenses increased 40% to $6,176,000 from $4,423,000. Of this increase, $1,300,000 was related to the estimated cost of proceeding to trial in a class action shareholder lawsuit that was initiated in 1994 and $591,000 was due to increased payroll related costs and travel expenditures because of higher staffing levels and the acquisition of the mobile computing business of Westech Information Systems, Inc. (Westech).

Research and development expenses increased as a percentage of sales to 11% from 8%. Research and development expenses increased 43% to $6,235,000 from $4,355,000. Of this increase, $1,000,000 is applicable to the value of in-process research and development acquired in the purchase of assets from Westech, and $885,000 is due to increased staffing related to new product development.

Net investment income increased to $367,000 from $286,000. The increase was due primarily to higher average cash balances.

At September 27, 1997, the Company has available tax loss carryforwards of approximately $1,267,000 of which $720,000 expire at various dates through 2002 and $547,000 has an indefinite life. Approximately $1,157,000 of the tax loss carryforwards is attributable to the Company's foreign operations and is not available to offset domestic taxable income.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and investments at September 26, 1998 was $4,824,000 compared to $10,038,000 at September 27, 1997, a decrease of $5,214,000. Cash used for operating activities for the year ended September 26, 1998 increased $6,262,000 over the same period in 1997. This increase was primarily due to an increase in inventories related to production of the M Series and an increase in prepaid expenses and other current assets. In addition, the Company had a lower net income in 1998.

The amount of cash required to fund investing activities was $3,368,000 higher for the year ended September 26, 1998 compared to the same period in 1997. The increase was primarily due to an increase in property, plant and equipment amounting to $4,382,000.

The Company maintains a working capital line of credit with its bank. Under this working capital line, the Company may borrow up to $3,000,000 on a demand basis. Borrowings under this line bear interest at the bank's base rate (8.5% at September 26, 1998). The full amount of the line was available to the Company at September 26, 1998.

The Company expects that the combination of existing funds, cash generated from operations and its existing line of credit will be adequate to meet its liquidity and capital requirements for the foreseeable future.

YEAR 2000

Introduction: Many computer and software systems in use today are not designed to process date information after 1999. This deficiency results from the inability of most computer programs that perform arithmetic and logic operations on these dates to use only the last two digits of the year when they make their calculations. If not corrected, this year 2000 problem could cause computer applications and other equipment used and manufactured by the Company, its suppliers and its customers to fail to operate properly.

Year 2000 Project: In early 1998, the Company began a project to assess its potential vulnerability to the year 2000 problem and to minimize the effect of the problem on its operations. The project addresses five major areas of the business at each of its locations: business systems, including management information systems; factory and facilities equipment, including equipment that uses a computer to control its operation either for producing end product or to supply services; products, including equipment and software supplied to customers; suppliers, including businesses that provide service and raw materials to the Company; and customers.

The Company has substantially completed a review of its business systems with regard to year 2000 compliance and will either replace or correct through programming modifications those computer systems that have been found to have date related deficiencies. Also being assessed are factory, facility and telecommunication systems and equipment used to support manufacturing. In addition, the Company is assessing the readiness of third parties (vendors, customers, etc.) that interact with the Company's systems. The Company's products have been assessed and found to be year 2000 compliant with the exception of a few requiring minor corrective actions. The Company plans to devote the necessary resources to resolve all significant year 2000 issues in a timely manner. The significant business systems found to have deficiencies will be replaced or modified by the end of March 1999 while all underlying programs and reports are scheduled to be reviewed and rewritten where needed by the end of August 1999. Factory, facility and telecommunication systems will be replaced or modified by December 1999.

Year 2000 Costs: External and internal costs specifically associated with modifying internal use software for year 2000 compliance are expensed as incurred. To date, those costs have been immaterial. Based upon currently available information, the Company does not expect the costs of addressing potential year 2000 problems to have a material adverse effect on the Company's financial position, results of operations or liquidity in future periods.

Risks and Contingency Plans: If not remediated, year 2000 issues have the potential to severely disrupt the Company's operations and to adversely affect its financial condition. While the Company may monitor the readiness for the year 2000 of its suppliers and its customers, it has very limited ability to assure year 2000 readiness by such parties. The Company could also be affected by the failure of government agencies on which the Company depends to maintain services essential to operations and the failure of the airline industry on which the Company relies to support the activities of the sales force. The Company will develop contingency plans to cover situations in which year 2000 problems arise despite its efforts. These plans are expected to be substantially ready by December 1999.

SAFE HARBOR STATEMENTS

Except for the historical information contained herein, the matters set forth herein are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. Such risks and uncertainties include, but are not limited to: product demand and market acceptance risks, the effect of economic conditions, results of pending or future litigation, the impact of competitive products and pricing, product development and commercialization, technological difficulties, the government regulatory environment and actions, trade environment, capacity and supply constraints or difficulties, the results of financing efforts, actual purchases under agreements, year 2000 issues, including expectations of readiness, and the effect of the Company's accounting policies.

--------------------------------------------------------------------------------
REPORT OF
--------------------------------------------------------------------------------
INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
ZOLL MEDICAL CORPORATION

We have audited the accompanying consolidated balance sheets of ZOLL Medical Corporation as of September 26, 1998 and September 27, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZOLL Medical Corporation at September 26, 1998 and September 27, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 26, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Boston, Massachusetts
November 6, 1998

ZOLL MEDICAL CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                         SEPT. 26,     SEPT. 27,
(000's)                                                                    1998          1997
------------------------------------------------------------------------------------------------
ASSETS
Current assets:
        Cash and cash equivalents                                        $ 4,824       $ 9,760
         Investments                                                           -           278
         Accounts receivable, less allowance of $914 at
                 September 26, 1998 and $1,207 at
                 September 27, 1997                                       14,147        14,492
         Inventories:
                 Raw materials                                             3,990         2,632
                 Work-in-process                                           1,735           840
                 Finished goods                                            3,680         4,004
                                                                         ---------------------
                                                                           9,405         7,476

         Prepaid expenses and other current assets                         3,253         1,542
                                                                         ---------------------
                    Total current assets                                  31,629        33,548

Property and equipment at cost:
         Land and building                                                 1,032         1,023
         Machinery and equipment                                          12,999         8,787
         Construction in progress                                          1,315         1,329
         Tooling                                                           1,806         1,646
         Furniture and fixtures                                              674           659
         Leasehold improvements                                              737           737
                                                                         ---------------------
                                                                          18,563        14,181

         Less accumulated depreciation                                     8,122         6,769
                                                                         ---------------------
                    Net property and equipment                            10,441         7,412
Other assets, net of accumulated amortization of
         $496 at September 26, 1998 and $402 at
         September 27, 1997                                                3,218         3,250
                                                                         ---------------------
                                                                         $45,288       $44,210
                                                                         =====================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
         Accounts payable                                                $ 2,776       $ 2,029
         Accrued expenses and other liabilities                            7,595         7,377
         Current maturities of long-term debt                                105           110
                                                                         ---------------------
                    Total current liabilities                             10,476         9,516

Deferred income taxes                                                        288           103
Long-term debt                                                               442           552
Commitments and contingencies
Stockholders' equity
         Preferred stock, $.01 par value, authorized 1,000 shares,
                    none issued and outstanding
         Common stock, $.02 par value, authorized 19,000 shares,
                    6,192 and 6,192 issued and outstanding at
                    September 26, 1998, and September 27, 1997,
                    respectively                                             124           124

         Capital in excess of par value                                   20,642        20,642
         Retained earnings                                                13,316        13,273
                                                                         ---------------------
                    Total stockholders' equity                            34,082        34,039
                                                                         ---------------------
                                                                         $45,288       $44,210
                                                                         =====================


See notes to consolidated financial statements.

--------------------------------------------------------------------------------

ZOLL MEDICAL CORPORATION
--------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENTS


                                                             YEAR ENDED

                                              SEPT. 26,       SEPT. 27,      SEPT. 28,
(000's omitted, except per share data)             1998            1997           1996
--------------------------------------------------------------------------------------
Net sales                                       $55,080         $56,336        $54,762
Cost of goods sold                               23,813          25,089         24,390
                                                --------------------------------------
Gross profit                                     31,267          31,247         30,372
Expenses:
         Selling ad marketing                    20,045          18,422         16,709
         General and administrative               5,351           6,176          4,423
         Research and development                 6,233           6,235          4,355
                                                --------------------------------------
         Total expenses                          31,629          30,833         25,487
                                                --------------------------------------
Income (loss) from operations                      (362)            414          4,885
Investment income                                   474             427            378
Interest expense                                     51              60             92
                                                --------------------------------------
Income before income taxes                           61             781          5,171
Provision for income taxes                           18             266          1,758
                                                --------------------------------------
Net income                                      $    43         $   515        $ 3,413
                                                ======================================
Basic earnings per common share                 $  0.01         $  0.08        $  0.56

Weighted average common
         shares outstanding                       6,192           6,192          6,153
                                                --------------------------------------
Diluted earnings per common and
         equivalent share                       $  0.01         $  0.08        $  0.55

Weighted average common and
         equivalent shares outstanding            6,225           6,228          6,214
                                                ======================================



See notes to consolidated financial statements.

--------------------------------------------------------------------------------

ZOLL MEDICAL CORPORATION
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                         CAPITAL IN                           TOTAL
                                                COMMON                    EXCESS OF        RETAINED    STOCKHOLDERS'
(000's omitted)                                 SHARES       AMOUNT       PAR VALUE        EARNINGS          EQUITY
--------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1995                    6,117         $122         $20,123         $ 9,345         $29,590

         Exercise of stock options                  57            2             344                             346
         Tax benefit realized upon
              exercise of stock options                                          73                              73

         Net income                                                                           3,413           3,413
                                                 ------------------------------------------------------------------
Balance at September 28, 1996                    6,174          124          20,540          12,758          33,422

         Exercise of stock options                  18                           59                              59
         Tax benefit realized upon
              exercise of stock options                                          43                              43

         Net income                                                                             515             515
                                                 ------------------------------------------------------------------
Balance at September 27, 1997                    6,192          124          20,642          13,273          34,039

         Net income                                                                              43              43
                                                 ------------------------------------------------------------------
Balance at September 26, 1998                    6,192         $124         $20,642         $13,316         $34,082
                                                 ==================================================================


See notes to consolidated financial statements.

--------------------------------------------------------------------------------

ZOLL MEDICAL CORPORATION
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOW


                                                                         YEAR ENDED
                                                           SEPT. 26,      SEPT. 27,      SEPT. 28,
(000's omitted)                                                 1998           1997           1996
--------------------------------------------------------------------------------------------------
Operating Activities:
    Net income                                               $    43        $   515        $ 3,413
Charges not affecting cash:
    Depreciation and amortization                              1,447          1,398          1,539
    Accounts receivable allowances                               170            319            102
    Inventory reserve                                             53            318             33
    Provision for warranty expense                               (43)           275            121
    Deferred income taxes                                        188           (898)           133
    In-process research and development                            -          1,000              -
Changes in current assets and liabilities:
    Accounts receivable                                          175          1,460         (2,377)
    Inventories                                               (1,982)          (408)           (71)
    Prepaid expenses and other current assets                 (1,711)           (23)           119
    Accounts payable and accrued expenses                      1,008          1,654          2,147
                                                             -------------------------------------
Cash provided by (used for) operating activities                (652)         5,610          5,159

Investing Activities:
    Additions to property and equipment                       (4,382)        (1,764)        (1,872)
    Investment in marketable securities                       (2,675)        (2,575)        (4,674)
    Redemption of marketable securities                        2,953          5,262          2,759
    Other assets                                                 (62)          (166)          (320)
    Acquisition of assets from
        Westech Information Systems, Inc.                         (3)        (1,558)             -
    Investment in common stock of Lifecor, Inc.                    -              -         (2,000)
                                                             -------------------------------------
Cash used for investing activities                            (4,169)          (801)        (6,107)

Financing Activities:
    Exercise of stock options,
        including income tax benefits                              -            102            419
    Repayment of long-term debt                                 (115)          (113)          (104)
                                                             -------------------------------------
        Cash provided by (used for)
            financing activities                                (115)           (11)           315
                                                             -------------------------------------
        Net increase (decrease) in cash                       (4,936)         4,798           (633)
        Cash and cash equivalents at
            beginning of year                                  9,760          4,962          5,595
                                                             -------------------------------------
        Cash and cash equivalents
            at end of year                                   $ 4,824        $ 9,760        $ 4,962
                                                             =====================================
SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION:
        Cash paid during the year:
            Income taxes                                     $ 1,002        $   551        $ 1,556
            Interest                                              51             60             92



See notes to consolidated financial statements.

--------------------------------------------------------------------------------
ZOLL MEDICAL CORPORATION
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: ZOLL Medical Corporation (the Company) designs, manufactures and markets an integrated line of proprietary, non-invasive cardiac resuscitation devices and disposable electrodes. The Company's products are used for the emergency resuscitation of cardiac arrest victims. The Company also designs and markets software, which automates collection and management of both clinical and non-clinical data for emergency medical service providers.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

FISCAL YEAR: The Company's fiscal year ends on the Saturday closest to September
30. The years ended September 26, 1998, September 27, 1997 and September 28, 1996 all included 52 weeks.

CASH AND CASH EQUIVALENTS: The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Substantially all cash and cash equivalents are invested in a money market investment account. These amounts are stated at cost which approximates market.

INVENTORIES: Inventories, principally purchased parts, are valued at the lower of first-in, first-out (FIFO) cost or market. Market is replacement value for raw materials and net realizable value, after allowance for estimated costs of completion and disposal, for work-in-process and finished goods.

INTANGIBLE ASSETS: Patents and software are stated at cost and amortized using the straight-line method over five years. The excess of cost over fair value of the net assets acquired is amortized on a straight-line basis over 15 years.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated economic useful lives of the assets (forty years for buildings, three to ten years for machinery and equipment, and five years for tooling and furniture and fixtures). Leasehold improvements and equipment under capital leases are being amortized over the life of the lease.

REVENUE RECOGNITION: Revenue from product sales is recognized upon shipment of the product and recorded net of estimated returns. Revenue from software license fees and the sale of hardware products is recognized upon shipment of the product, provided that no significant customizations remain and collection of the receivable is considered probable. Service revenue earned on extended warranty contracts is recognized on a straight-line basis over the life of the contract period.

ADVERTISING COSTS: Advertising costs are expensed as incurred and totaled $360,000, $348,000 and $229,000 in 1998, 1997 and 1996, respectively.

PRODUCT WARRANTY: Expected future product warranty costs, included in accrued expenses and other liabilities, are recognized at the time of sale for all products covered under warranty. Warranty periods range from one to five years.

EARNINGS PER SHARE: In 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," which requires the presentation of basic and diluted earnings per share amounts. All periods presented have been restated to reflect adoption of this statement.

The shares used for basic earnings per common share and diluted earnings per common share are reconciled as follow:



(000's omitted)                                   1998        1997        1996
--------------------------------------------------------------------------------
Average shares outstanding
         for basic earnings per share            6,192       6,192       6,153
Dilutive effect of stock options                    33          36          61
                                                 -----------------------------
Average shares outstanding
         for diluted earnings per share          6,225       6,228       6,214
                                                 =============================

RECLASSIFICATIONS: Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 1998 presentation.

PERVASIVENESS OF ESTIMATES: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK OPTION PLANS: The Company accounts for its stock compensation awards under the provisions of APB No. 25, "Accounting for Stock Issued to Employees," and will continue to do so in the future.

NEWLY ISSUED PRONOUNCEMENTS: In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 (FAS 130), "Reporting Comprehensive Income," and Statement No. 131 (FAS 131), "Disclosures About Segments of an Enterprise and Related Information." FAS 130 establishes standards for the reporting and display of comprehensive income and its components. FAS 131 establishes standards for the way that public companies report information about operating segments in financial statements. This Statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirements to report information about major customers. The Statements are effective for fiscal years beginning after December 15, 1997. The Company does not believe that the adoption of these Statements will have a material effect on the Company's financial statements.

NOTE B--INVESTMENTS

Investments in equity and debt securities are classified as available for sale. There were no investments in equity or debt securities at September 26, 1998. Available for sale securities consisted of $278,000 of corporate obligations at September 27, 1997. The securities are carried at fair value, with unrealized gain and losses, net of tax, reported in a separate component of stockholders' equity. At September 27, 1997, there was no difference between the cost basis and the estimated market value of the security portfolio. The maturity periods of the securities held were all due within one year.

The cost of securities sold is based on the specific identification method. Realized gains and losses and declines in value judged to be other than temporary are included in investment income.

During 1996, the Company invested $2 million in the common stock of Lifecor, Inc., which represents approximately 6% of Lifecor's outstanding common stock. The Company accounts for this investment at cost, which approximates market. This investment is included in other assets on the balance sheet.

NOTE C--PREPAID EXPENSES AND OTHER CURRENT ASSETS

Current assets consisted of:

                                                   SEPT. 26,         SEPT. 27,
(000's omitted)                                        1998              1997
--------------------------------------------------------------------------------
Deferred income taxes                                $1,124            $1,127
Insurance proceeds receivable-Note K                  1,674                 -
Other                                                   455               415
                                                     ------            ------
Total prepaid expenses and other current assets      $3,253            $1,542

NOTE D--STOCKHOLDERS' EQUITY

PREFERRED STOCK: The Board of Directors is authorized to fix the designations, relative rights, preferences and limitations on the Preferred Stock at the time of issuance.

On June 8, 1998, the Company's Board of Directors adopted a Shareholder Rights Plan. In connection with the Shareholder Rights Plan, the Board of Directors declared a dividend distribution of one Preferred Stock purchase right for each outstanding share of Common Stock to stockholders of record as of the close of business day on June 9, 1998. Initially, these rights will not be exercisable and will trade with the shares of ZOLL's Common Stock. Under the Shareholder Rights Plan, the rights generally become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of the Common Stock of ZOLL, if a person who owns 10% or more of the Common Stock of ZOLL is determined to be an "adverse person" by the Board of Directors or if a person commences a tender offer that would result in that person owning 15% or more of the Common Stock of ZOLL. Under the Shareholder Rights Plan, a shareholder of ZOLL who beneficially owns 15% or more of the Company's Common Stock as of June 9, 1998 generally will be deemed an "acquiring person" if such shareholder acquires additional shares of the Company's Common Stock. In the event that a person becomes an "acquiring person" or is declared an "adverse person" by the Board, each holder of a right (other than the acquiring person or the adverse person) would be entitled to acquire such number of shares of Preferred Stock which are equivalent to ZOLL Common Stock having a value of twice the then-current exercise price of the right. If ZOLL is acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's Common Stock having a value twice the exercise price of the right.

STOCK OPTION PLANS: The Company's 1983 and 1992 stock option plans provide for the granting of options to officers and other key employees to purchase the Company's Common Stock at a purchase price, in the case of incentive stock options, at least equal to the fair market value per share of the outstanding Common Stock of the Company at the time the option is granted, as determined by the Compensation Committee of the Board of Directors. Options are no longer granted under the 1983 plan. The options become exercisable rata bly over two or four years and have maximum duration of 10 years. The Company's Non-employee Director Stock Option Plan provides for the granting of options to purchase shares of Common Stock to Directors of the Company who are not also employees of the Company or any subsidiary of the Company. The options vest in four equal annual installments over a four year period. The options may be exercised at a price equal to the fair market value of the Common Stock on the date the option is granted.

The number of shares authorized for these plans was 1,910,000. Approximately 1,054,000 shares of Common Stock are reserved for issuance under the Company's stock option plans as of September 26, 1998.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized with respect to the Company's stock option grants. Had compensation cost for this plan been determined based on the fair value methodology prescribed by FAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below.

(000's omitted, except per share)                      1998              1997
--------------------------------------------------------------------------------
Net income-as reported                                  $43              $515
Net income (loss)-pro forma                           $(317)             $269
Basic and diluted earnings per common
         and equivalent share-as reported             $0.01             $0.08
Basic and diluted earnings per common
         and equivalent share-pro forma              $(0.05)            $0.04

The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998 and 1997:

                                                       1998              1997
--------------------------------------------------------------------------------
Dividend yield                                           0%                0%
Expected volatility                                   6.48%             4.84%
Risk-free interest rate                               4.53%             5.98%
Expected lives                                      5 years           5 years

Activity as to stock options under the two plans is as follows:

(000's omitted, except per share data)                  1998                            1997                         1996
-----------------------------------------------------------------------------------------------------------------------------------

                                                           WEIGHTED-                       WEIGHTED-                    WEIGHTED-
                                                             AVERAGE                         AVERAGE                      AVERAGE
                                                            EXERCISE                        EXERCISE                     EXERCISE
                                              SHARES           PRICE            SHARES         PRICE         SHARES         PRICE
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at the beginning
        of the year                              793          $11.02               731        $11.19            623        $10.60
Granted during the year                          214            7.08                86          9.76            230         12.22
Exercised during the year                          -               -               (18)         3.43            (57)         6.05
Cancelled during the year                        (98)           9.05                (6)        12.55            (65)        14.58
Outstanding at the end of               -------------------------------------------------------------------------------------------
        the year                                 909          $10.30               793        $11.02            731         11.19
Price range per share of                ===========================================================================================
        outstanding options             $3.687-10.75                      $3.687-14.75                  $ .50-14.75
Average price per share of
        outstanding options             $       7.23                            $11.08                       $11.31
Price range per share of
        exercised options                          -                      $  0.50-8.75                  $0.31-14.00
Exercisable at the end of
        the year                                 177                               277                          129
Available for grant at the
        end of the year                           45                               161                           41
Weighted-average fair value             ===========================================================================================
        of options granted
        during the year                                       $ 4.12      $       4.48                                     $ 5.55
Weighted-average exercise
        price of options
        exercisable at
        end of year                                           $ 7.20      $      10.08                                     $ 6.82

The following table summarizes information about stock options outstanding at September 26, 1998.


(000's omitted, except
per share data)                               OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                             ---------------------------------------------------------       -------------------------------
                                  NUMBER        WEIGHTED-AVERAGE                                  NUMBER
RANGE OF                     OUTSTANDING               REMAINING      WEIGHTED-AVERAGE       EXERCISABLE    WEIGHTED-AVERAGE
EXERCISE PRICE                AT 9/26/98        CONTRACTUAL LIFE        EXERCISE PRICE        AT 9/26/98      EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------------------
$3.687-$6.875                        615              8.81 Years                 $6.57                61               $3.93
$7.63                                 64              9.75 Years                  7.63                 -                   -
$8.75                                194              7.17 Years                  8.75                97                8.75
$9.00-$10.75                          36              7.15 Years                  9.74                19                9.87
----------------------------------------------------------------------------------------------------------------------------
$3.687-$10.75                        909                                                             177
============================================================================================================================

Under the Company's 1992 stock option plan, 417,850 options ranging in option price from $10.00 to $14.75 per share were repriced to $6.88 per share during 1998. In 1996, 227,750 options ranging in price from $14.00 to $14.50 were repriced to $8.75 per share and 227,750 options ranging in price from $21.75 to $38.25 were repriced to $14.50 per share. The repricings were accomplished by cancelling the existing options and issuing new options at new prices with vesting schedules recommencing as of the date of reprices. The purpose of these transactions was to restore the incentive effect of such options. In all other respects, the Plan remained unchanged.

NOTE E--ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued liabilities consist of:

                                                          SEPT. 26,    SEPT. 27,
(000's omitted)                                               1998         1997
-------------------------------------------------------------------------------
Accrued salaries and wages                                  $2,633       $2,383
Accrued benefits and payroll taxes                             625          429
Accrued professional services                                  433        1,003
Accrued warranty expense                                       953          996
Accrued income taxes                                             -          963
Accrued shareholder litigation settlement cost-Note K        1,400            -
Other accrued expenses                                       1,551        1,603
                                                            --------------------
Total accrued expenses and other liabilities                $7,595       $7,377
                                                            ====================


NOTE F--INDEBTEDNESS

The Company maintains an unsecured working capital line of credit with its bank. Under this working capital line, the Company may borrow up to $3,000,000 on a demand basis. This line of credit bears interest at the bank's base rate (8.5% at September 26, 1998 and September 27, 1997), and requires a compensating balance of $275,000. The full amount of the line was available to the Company at September 26, 1998.

In 1994, the Company purchased land and building, which replaced leased operating facilities, for $900,000. The land and building are mortgaged under a $900,000 bank note bearing interest at 8.2%. The carrying value of the land and building at September 26, 1998 and September 27, 1997 amounted to $948,000 and $958,000, respectively. The mortgage requires equal monthly principal payments of $7,500 plus interest over seven years, with a final payment of $270,000 due in July 2001. The mortgage contains various covenants including minimum levels of net worth, working capital and pre-tax earnings. The Company is in compliance with all covenants of the agreement.

Long-term debt consisted of:

(000's omitted)                                           SEPT. 26,    SEPT. 27,
                                                              1998         1997
--------------------------------------------------------------------------------
Mortgage note payable                                         $533         $623
Capital lease obligations-Note H                                14           39
                                                              ------------------
Total long-term debt                                           547          662
Less current portion                                           105          110
                                                              ------------------
                                                              $442         $552
                                                              ==================

The schedule of principal payments on
long-term debt is as follows:

                                              1999            $105
                                              2000              90
                                              2001             352
                                              --------------------
                                                              $547

NOTE G--INCOME TAXES
The provision for income taxes consists of the following:

(000's omitted)                     1998             1997             1996
--------------------------------------------------------------------------
Federal:
    Current                        $(277)            $942           $1,288
    Deferred                         194             (722)             144
                                   ---------------------------------------
                                     (83)             220            1,432

State:
    Current                          107              222              337
    Deferred                          (6)            (176)             (11)
                                   ---------------------------------------
                                     101               46              326
                                   ---------------------------------------
                                   $  18             $266           $1,758
                                   =======================================


The following table shows income before taxes:


(000's omitted)                     1998             1997             1996
--------------------------------------------------------------------------
Domestic                           $ 191             $765           $5,338
Foreign                             (130)              16             (167)
                                   ---------------------------------------
                                   $  61             $781           $5,171
                                   =======================================

The income taxes recorded differed from the statutory federal income tax rate due to:


(000's omitted)                     1998             1997             1996
--------------------------------------------------------------------------
Statutory income taxes             $ 21              $265           $1,758
Tax credits, federal and state        -                 -             (132)
State income taxes, net of federal
 tax benefit                         32                31              215
Unbenefited foreign losses            -                13               55
Permanent differences                35               (20)             (99)
Other                               (70)              (23)             (39)
                                   ---------------------------------------
                                   $ 18               $266          $1,758
                                   =======================================



At September 26, 1998, the Company has available tax loss carryforwards of approximately $1,603,000 of which $786,000 expire at various dates through 2003 and $817,000 has an indefinite life. Approximately $1,427,000 of the tax loss carryforwards is attributable to the Company's foreign operations and is not available to offset domestic taxable income.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance increased $89,000 as a result of foreign losses incurred in 1998.

Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                     SEPT. 26,      SEPT. 27,
(000's omitted)                                          1998           1997
----------------------------------------------------------------------------
Deferred tax assets:
     Accounts receivable and inventory                 $  625         $  718
     Net operating loss carryforwards                     576            420
     Product warranty accruals                            373            389
     Purchased research and development                   336            365
     Shareholder litigation accrual                        -             288
     Other liabilities                                    379            206
     Valuation allowance for deferred tax assets         (473)          (384)
                                                       ---------------------
                    Total deferred tax assets           1,816          2,002
Deferred tax liabilities:
     Accelerated tax depreciation                         731            700
     Prepaid expenses                                     248            277
                                                       ---------------------
              Total deferred tax liabilities              979            977
                                                       ---------------------
              Net deferred tax asset                   $  837         $1,025
                                                       =====================


NOTE H--LEASES

The Company leases certain office and manufacturing space and equipment under capital and operating leases. Listed below are the future minimum rental payments required under capital leases and operating leases with noncancellable terms in excess of one year at September 26, 1998, together with the present value of net minimum lease payments.

                                                   CAPITAL     OPERATING
(000's omitted)                                     LEASES        LEASES          TOTAL
----------------------------------------------------------------------------------------
         1999                                        $15          $  345          $  360
         2000                                          -             365             365
         2001                                          -             355             355
         2002                                          -             348             348
         2003                                          -             281             281
                                                    ------------------------------------
Net minimum lease payments                            15          $1,694          $1,709
Less interest payments                                 1
                                                     ---
Present value of net minimum lease payments          $14
                                                     ===

Included in machinery and equipment at September 26, 1998 and September 27, 1997 are certain items recorded as capital leases with a book value of $134,000 and related accumulated depreciation of $124,000 and $93,000 at September 26, 1998 and September 27, 1997, respectively.

The Company's office leases are subject to adjustments based on actual floor space occupied. The leases also require payment of real estate taxes and operating costs. Total rental expense under operating leases for 1998, 1997 and 1996 was approximately $641,000, $566,000 and $508,000, respectively.

NOTE I--EMPLOYEE BENEFIT PLAN

The Company has a defined contribution retirement plan which contains a "401(k)" program for all employees with six months of service who have attained 21 years of age. The Company may contribute a discretionary contribution. The Company may make an additional discretionary profit sharing contribution. The Company made a $100,000 contribution to the plan in fiscal 1998 and 1997 and made no contribution in fiscal 1996.

NOTE J--CONCENTRATION OF CREDIT RISK

The Company sells its products primarily to hospitals and universities. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral. Credit losses associated with these customers historically have been small, which is consistent with management's expectations. The Company entered the pre-hospital market segment recently, and as a result the Company believes it will face a greater degree of credit risk as sales to this market segment expand.

The Company had export sales of approximately $10,574,000, $12,322,000 and $11,649,000 in 1998, 1997 and 1996, respectively.

NOTE K--CONTINGENCIES

In the course of normal operations, the Company is involved in litigation arising from commercial disputes and claims of former employees which management believes will not have a material impact on the Company's financial position or its results of operations.

During the quarter ended December 28, 1996, the Company incurred a charge of approximately $1,300,000 to cover the litigation costs to defend itself in a shareholder lawsuit initiated in 1994. On July 9, 1998, the Company announced an agreement in principle concerning the settlement of the lawsuit against it and certain officers. The settlement, amounting to $1,500,000, was approved by the court on October 5, 1998. There was no financial impact as a result of the settlement. Included in accrued expenses is the unpaid settlement cost and remaining accrued legal fees related to the litigation. A similar amount due from the insurance company is included in other current assets. In November 1998, the Company received the insurance reimbursements for the claim and legal costs and paid the remaining settlement due to the shareholders.

On August 3, 1998, two shareholders filed a complaint against the Company and each of its directors which primarily seeks an order by the court barring the Company from declaring the plaintiffs "adverse persons" under the Shareholder Rights Plan adopted on June 8, 1998 by the Company, barring the Company from advancing the date of its 1999 annual meeting and requiring the Company to provide the plaintiffs with a list of the Company's stockholders. The Company believes it has meritorious defenses to the lawsuit and therefore will prevail in trial. Management believes that this complaint will not have a material impact on the Company's financial position or its results of operations.

NOTE L--ACQUISITION

On November 6, 1996, the Company acquired the assets of the mobile computing business of Westech Information Systems, Inc. for approximately $1,500,000 in cash. The acquisition was accounted for as a purchase and the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. The excess of the cost over the fair value of net assets acquired is being amortized over fifteen years. In connection with the acquisition, the Company incurred a non-recurring charge of $1,000,000 for acquired in-process research and development which was charged to operations because in management's opinion, technological feasibility for the acquired research and development had not been established. The Company's consolidated results of operations include the operations of the mobile computing business of Westech Information Systems, Inc. from November 1996.

The following unaudited pro forma information shows the results of operations as if the transaction occurred at the beginning of each year (in thousands, except per share amounts):


                                                1997              1996
----------------------------------------------------------------------
Net sales                                    $56,438           $55,751
Net income                                   $   504           $ 2,987
Basic earnings per common share              $  0.08           $  0.49
Diluted earnings per common
         and equivalent share                $  0.08           $  0.48

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the respective periods and is not necessarily indicative of results that may be obtained in the future.

NOTE M--QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1998 and 1997 is as follows:

                                                                              QUARTER  ENDED

                                                        DEC. 27,          MAR. 28,         JUN. 27,          SEPT. 26,
                                                           1997              1998             1998               1998
---------------------------------------------------------------------------------------------------------------------
1998
     Net sales                                          $12,440           $13,585          $12,852            $16,203
     Gross profit                                         7,034             7,763            7,334              9,136
     Income (loss) from operations                          137               331           (1,269)               439
     Net income (loss)                                      165               317             (814)               375
     Basic and diluted earnings (loss)
                per common and equivalent share         $  0.03           $  0.05          $ (0.13)           $  0.06


                                                                              QUARTER  ENDED

                                                        DEC. 28,          MAR. 29,         JUN. 28,          SEPT. 27,
                                                           1996              1997             1997               1997
---------------------------------------------------------------------------------------------------------------------
1997
Net sales                                               $14,137           $14,083          $12,434            $15,682
         Gross profit                                     8,012             7,845            7,334              8,056
         Income (loss) from operations                   (1,317)            1,227               64                440
         Net income (loss)                                 (792)              847              107                353
         Basic and diluted earnings (loss)
                    per common and equivalent share     $ (0.13)          $  0.14          $  0.02            $  0.06

================================================================================

MARKET FOR REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System under the symbol "ZOLL." The following table sets forth the high and low sales prices during the fiscal quarters specified:

                                                                               SALES PRICES

                                                                  1998                             1997
                                                          HIGH             LOW             HIGH             LOW
----------------------------------------------------------------------------------------------------------------
First Quarter                                           $7-1/4          $5-1/4              $16          $8-5/8
Second Quarter                                          7-7/16           4-7/8               12           8-1/2
Third Quarter                                                8           5-1/2            9-5/8           6-7/8
Fourth Quarter                                              10           7-1/8            8-3/4           6-5/8

The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain any future earnings to finance the growth and development of its business, and therefore does not anticipate paying any cash dividends in the foreseeable future.