Form 10-K405, Exhibit 13
period 1999-10-02
ZOLL MEDICAL CORPORATION
filed 1999-12-30
CIK 887568

                                                                    EXHIBIT 13.1

                            ZOLL Medical Corporation
                          Five Year Financial Summary


                                                                        YEAR ENDED

                                             Oct. 2,      Sept. 26,      Sept. 27,     Sept. 28,     Sept. 30,
(000's omitted, except per share data)        1999          1998           1997          1996          1995
--------------------------------------        ----          ----           ----          ----          ----
Income Statement Data:
Net sales                                   $ 73,977      $ 55,080       $ 56,336      $ 54,762      $ 45,664
Cost of goods sold                            32,057        23,813         25,089        24,390        20,384
                                            --------      --------       --------      --------      --------
Gross profit                                  41,920        31,267         31,247        30,372        25,280
Expenses:
         Selling and marketing                24,084        20,045         18,422        16,709        15,553
         General and administrative            5,490         5,351          6,176*        4,423         4,151
         Research and development              6,289         6,233          6,235*        4,355         4,360
                                            --------      --------       --------      --------      --------
                    Total expenses            35,863        31,629         30,833        25,487        24,064
                                            --------      --------       --------      --------      --------
Income (loss) from operations                  6,057          (362)           414         4,885         1,216
Net investment income                             34           423            367           286           243
                                            --------      --------       --------      --------      --------
Income before income taxes                     6,091            61            781         5,171         1,459

Provision for income taxes                     2,010            18            266         1,758           496
                                            --------      --------       --------      --------      --------
Net income                                  $  4,081      $     43       $    515*     $  3,413      $    963
                                            ========      ========       ========      ========      ========
Basic earnings per common share             $   0.66      $   0.01       $   0.08*     $   0.56      $   0.16

Weighted average common
         shares outstanding                    6,223         6,192          6,192         6,153         6,110
                                            --------      --------       --------      --------      --------
Diluted earnings per common and
         equivalent share                   $   0.63      $   0.01       $   0.08      $   0.55      $   0.16

Weighted average common and
         equivalent shares outstanding         6,448         6,225          6,228         6,214         6,192
                                            ========      ========       ========      ========      ========
Balance Sheet Data:
Working capital                             $ 26,406      $ 21,153       $ 24,032      $ 24,920      $ 24,147
Total assets                                $ 55,635      $ 45,288       $ 44,210      $ 42,089      $ 36,139
Total long-term debt, excluding
         current portion                    $    352      $    442       $    552      $    661      $    767

Stockholders' equity                        $ 39,923      $ 34,082       $ 34,039      $ 33,422      $ 29,590


* During the year ended September 27, 1997, excluding a one-time charge taken in Q1 aggregating $2.3 million, net income would have been $2,033 and earnings per common and equivalent share would have been $0.33.

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

1999 COMPARED TO 1998

Net sales reached record levels, increasing 34% from the prior year to $74.0 million, reflecting the rapid market acceptance of the M Series platform introduced to the market during the fourth quarter of 1998. Sales growth also reflected the reorganization and enlargement of the North American sales force to allow for a market-focused structure. Dedicated selling teams are now focused on each of North America's markets: hospital and prehospital.

The Company experienced significant growth in all major geographies and segments of its business. During 1999, North American sales increased 33% to $60.3 million. Equipment sales to the hospital and prehospital markets increased 55% and 16%, to $30.9 million and $14.4 million, respectively. The increased equipment sales to the prehospital market include a reduction in sales of Westech equipment. Sales in the international market increased 39% from the prior year.

Gross margin remained flat in 1999. An improvement in costs reflecting the M Series introduction was offset by lower margins, reflecting a heavier hardware mix in our Westech equipment business and an overall reduction in the mix of electrodes due to rapid capital equipment growth.

Selling and marketing costs increased 20% over the prior year, due to the increase in size of the North American sales force. Additionally, the Company established a direct sales force in Germany during the fourth quarter of 1999. Selling and marketing costs as a percentage of sales decreased from 36% to 33%, reflecting leverage from the reorganized North American sales force, focused on each market.

General and administrative expenses decreased as a percentage of sales, from 10% to 7%, due to emphasis on expense controls and absorption of relatively fixed expenses by higher sales.

Research and development expenses decreased as a percentage of sales, from 11% to 9%. Total expenses increased slower than revenues, reflecting the completion of development of the initial M Series platform and the related transfer of available resources to the biphasic project and other initiatives.

Investment income decreased from the prior year due to the decrease in average cash balances from 1998 to 1999.

The effective income tax rate increased from 30% in 1998 to 33% in 1999. This increase results primarily from increased domestic profitability partially offset by the benefits resulting from the utilization of tax loss carryforwards from foreign operations.

1998 COMPARED TO 1997

The Company's net sales decreased by 2% to $55.1 million, reflecting the net effect of an increase in sales of disposable electrodes and Westech management data software and hardware and a decrease in equipment sales.

North American equipment sales decreased slightly from 1997, which the Company believes was primarily the result of customers holding back on purchases while waiting for the release of the M Series, which was not shipped until the end of the fourth quarter of 1998. Equipment sales to the hospital market decreased by 7% while sales to the prehospital market increased 11%. Sales to the prehospital market benefited from an increase in sales of Westech equipment. Depressed foreign markets contributed to the 16% decrease in sales in the international markets. The M Series did not have any significant impact on sales to the international markets in 1998 as the rollout to international distributors occurred in 1999.

Gross profit increased as a percentage of sales to 56.7% from 55.4%. This increase is primarily a result of the improved business mix.

Selling and marketing expenses increased as a percentage of sales to 36% from 33%. This increase primarily reflected higher payroll related costs and travel expenditures reflecting the reorganization of the North American sales force. This mid-year reorganization increased the size of and split the sales force to focus on two distinct markets. This increase also reflected higher expenditures for promotion, advertising and other selling activities related to the introduction of the M Series.

General and administrative expenses decreased as a percentage of sales from 11% to 10%, and decreased in total by 13% to $5.4 million. This decrease was due primarily to the occurrence of a one-time charge recognized in 1997 of $1.3 million related to the estimated cost of proceeding to trial in a class action shareholder lawsuit.

Research and development expenses remained consistent as a percentage of sales. Excluding a charge of $1.0 million that was made to account for the value of in-process research and development acquired in the purchase of assets from Westech, research and development expenses increased by 19%. This increase was due primarily to an increase in prototype and testing expenses for new technology and start-up costs for the M Series.

Net investment income increased from the prior year due primarily to higher average cash balances.

At September 26, 1998, the Company had available tax loss carryforwards of approximately $1.6 million which were primarily attributable to the Company's foreign operations and were not available to offset domestic taxable income.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and investments decreased $3.5 million from the prior year. While net income increased over $4.0 million from the prior year, cash used for operating activities for the year ended October 2, 1999 increased $1.3 million over the same period in 1998. The cash usage was due primarily to an increase in accounts receivable and inventories, partially offset by an increase in accounts payable. The increase in accounts receivable reflected both overall sales growth and significant shipments made during the latter part of the fourth quarter of 1999. The increase in inventory reflected the introduction of the M Series platform. During this period of introduction, the Company's mix of product shipments is shifting and the Company is carrying a broader mix of product in inventory to meets its customers' needs.

The amount of cash required to fund investing activities decreased from the prior year by $1.0 million. This decrease reflected a reduction in capital expenditures, as significant expenditures incurred in 1998 were related to production tooling for the M Series introduction.

The increase in cash provided by financing activities primarily results from the cash provided from the exercise of stock options during the year.

The Company maintains a working capital line of credit with its bank. Borrowings under this line bear interest at the bank's base rate (8.25% at October 2, 1999). The full amount of the line was available to the Company at October 2, 1999. Currently, the Company may borrow up to $12.0 million on a demand basis.

The Company expects that the combination of existing funds, cash generated from operations and its existing line of credit will be adequate to meet its operational liquidity and capital requirements for the foreseeable future.

YEAR 2000

Introduction: Many computer and software systems in use today are not designed to process date information after 1999. This deficiency results from the inability of most computer programs that perform arithmetic and logic operations after this date to use only the last two digits of the year when they make their calculations. If not corrected, this year 2000 problem could cause computer applications and other equipment used and manufactured by the Company, its suppliers and its customers to fail to operate properly.

Year 2000 Project: In early 1998, the Company began a project to assess its potential vulnerability to the year 2000 problem and to minimize the effect of the problem on its operations. The project addresses five major areas of the business at each of its locations: business systems, including management information systems; factory and facilities equipment, including equipment that uses a computer to control its operation either for producing end product or to supply services; products, including equipment and software supplied to customers; suppliers, including businesses that provide services and raw materials to the Company; and customers.

The Company has completed a review of its business systems with regard to year 2000 compliance and will either replace or correct through programming modifications those critical computer systems that have been found to have date related deficiencies. The Company's information technology systems were upgraded with vendor supplied year 2000 software packages. Although the Company is testing these systems, there can be no assurance that these systems will function properly in an operational environment. The Company expects to complete testing of these systems by December 31, 1999. The Company is also assessing factory, facility and telecommunication systems and equipment used to support manufacturing processes. The Company has assessed the year 2000 readiness of the equipment used in the manufacturing and testing of its products and believes this equipment to be year 2000 compliant, but there can be no assurance that the tests performed adequately ensure that such equipment will not experience year 2000 failure. In addition, the Company is assessing the readiness of third parties (vendors, customers, etc.) that interact with the Company's systems. The Company has tested its products and has found them to be year 2000 compliant. It is possible that this testing did not identify problems that might still occur in an operational environment.

Year 2000 Costs: External and internal costs specifically associated with modifying internal use software for year 2000 compliance are expensed as incurred. To date, those costs have totaled less than $600,000. Based on currently available information, the Company expects the total cost of addressing the potential year 2000 issues to be less than $750,000. The Company does not expect the costs of addressing potential year 2000 problems to have a material adverse effect on the Company's financial position, results of operations or liquidity in future periods.

Risks and Contingency Plans: The Company relies on a variety of either single or critical source vendors in the production of its products. The Company anticipates a reasonably worst case scenario to be the failure of a single or critical source vendor to be year 2000 compliant. Such failure might cause the third party vendor to be unable to supply critical components or other resources that would have a material adverse effect on the Company.

If not remediated, year 2000 issues have the potential to severely disrupt the Company's operations and to adversely affect its financial condition. While the Company may monitor the readiness for the year 2000 of its suppliers and its customers, it has very limited ability to assure year 2000 readiness by such parties. The failure of any supplier or customer to ensure its own year 2000 readiness could have a material adverse impact on the Company. There can be no assurance that third party suppliers will not experience unforeseen difficulties and be unable to supply components of the Company's products or that third party providers of the hardware upon which its software runs will not be materially harmed by year 2000 problems and be unable to continue to provide such hardware to the Company. Year 2000 problems could cause the Company's banks to experience disruptions, which could adversely affect operations. Year 2000 problems could also adversely affect customers and their ability to pay the Company, which would adversely affect operating results. The Company could also be affected by the failure of government agencies on which the Company depends to maintain services essential to operations and the failure of the airline industry on which the Company relies to support the activities of the sales force. The Company could also be harmed materially by any significant economic, financial market or infrastructure disruption attributable to year 2000 problems. The Company is finalizing contingency plans to cover situations in which year 2000 problems arise despite its efforts. These plans are expected to be substantially ready by December 31, 1999.

SAFE HARBOR STATEMENTS

Except for the historical information contained herein, the matters set forth herein are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. Such risks and uncertainties include, but are not limited to: those set forth in the Company's registration statement on form S-3 filed on November 16, 1999, product demand and market acceptance risks, the effect of economic conditions, results of pending or future litigation, the impact of competitive products and pricing, product development and commercialization, technological difficulties, the government regulatory environment and actions, trade environment, capacity and supply constraints or difficulties, the results of financing efforts, actual purchases under agreements, year 2000 issues, including expectations of readiness, and the effect of the Company's accounting policies.

                         Report of Independent Auditors

BOARD OF DIRECTORS AND STOCKHOLDERS ZOLL MEDICAL CORPORATION

We have audited the accompanying consolidated balance sheets of ZOLL Medical Corporation as of October 2, 1999 and September 26, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZOLL Medical Corporation at October 2, 1999 and September 26, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 2, 1999, in conformity with generally accepted accounting principles.

/s/ Ernest & Young LLP

November 12, 1999
Boston, Massachusetts

                            ZOLL Medical Corporation
                           Consolidated Balance Sheets


                                                                                     Oct. 2,         Sept. 26,
(000's omitted)                                                                      1999             1998
----------------                                                                      ----             ----
Assets
Current assets:
Cash and cash equivalents                                                           $ 1,311          $ 4,824
     Accounts receivable, less allowance of $1,995 at
               October 2, 1999 and $914 at
               September 26, 1998                                                    24,659           14,147


     Inventories:
               Raw materials                                                          5,332            3,990
               Work-in-process                                                        2,623            1,735
               Finished goods                                                         5,241            3,680
                                                                                    -------          -------
                                                                                     13,196            9,405

     Prepaid expenses and other current assets                                        2,253            3,253
                                                                                    -------          -------
               Total current assets                                                  41,419           31,629

Property and equipment at cost:
          Land and building                                                           1,032            1,032
          Machinery and equipment                                                    15,033           12,580
          Construction in progress                                                      477            1,162
          Tooling                                                                     2,695            2,225
          Furniture and fixtures                                                        720              674
          Leasehold improvements                                                        737              737
                                                                                    -------          -------
                                                                                     20,694           18,410

          Less accumulated depreciation                                              10,657            8,122
                                                                                    -------          -------
               Net property and equipment                                            10,037           10,288

Other assets, net of accumulated amortization of
     $711 at October 2, 1999 and $496 at
     September 26, 1998                                                               4,179            3,371
                                                                                    -------          -------
                                                                                    $55,635          $45,288
                                                                                    =======          =======

Liabilities and Stockholders' Equity

Current liabilities:
          Accounts payable                                                          $ 8,256          $ 2,776
          Accrued expenses and other liabilities                                      6,667            7,595
          Current maturities of long-term debt                                           90              105
                                                                                    -------          -------
               Total current liabilities                                             15,013           10,476

Deferred income taxes                                                                   347              288

Long-term debt                                                                          352              442

Commitments and contingencies

Stockholders' equity
     Preferred stock, $.01 par value, authorized 1,000 shares,
               none issued and outstanding
     Common stock, $.02 par value, authorized 19,000 shares,
               6,339 and 6,192 issued and outstanding at
               October 2, 1999 and September 26, 1998,
               respectively                                                               127              124

     Capital in excess of par value                                                    22,399           20,642
     Retained earnings                                                                 17,397           13,316
                                                                                      -------          -------
          Total stockholders' equity                                                   39,923           34,082
                                                                                      -------          -------
                                                                                      $55,635          $45,288
                                                                                      =======          =======


See notes to consolidated financial statements.

                            ZOLL Medical Corporation
                         Consolidated Income Statements

                                                               YEAR ENDED

                                              Oct. 2,           Sept. 26,         Sept. 27,
(000's omitted, except per share data)          1999                1998              1997
-------------------------------------------------------------------------------------------
Net sales                                    $ 73,977           $ 55,080          $ 56,336
Cost of goods sold                             32,057             23,813            25,089
                                             --------           --------          --------
Gross profit                                   41,920             31,267            31,247
Expenses:
     Selling and marketing                     24,084             20,045            18,422
     General and administrative                 5,490              5,351             6,176
     Research and development                   6,289              6,233             6,235
                                             --------           --------          --------
     Total expenses                            35,863             31,629            30,833
                                             --------           --------          --------
Income (loss) from operations                   6,057               (362)              414
Investment income                                 107                474               427
Interest expense                                   73                 51                60
                                             --------           --------          --------
Income before income taxes                      6,091                 61               781
Provision for income taxes                      2,010                 18               266
                                             --------           --------          --------
Net income                                   $  4,081           $     43          $    515
                                             ========           ========          ========
Basic earnings per common share              $   0.66           $   0.01          $   0.08

Weighted average common
     shares outstanding                         6,223              6,192             6,192
                                             --------           --------          --------
Diluted earnings per common and
     equivalent share                        $   0.63           $   0.01          $   0.08

Weighted average common shares and
      equivalent outstanding                    6,448              6,225             6,228
                                             ========           ========          ========



See notes to consolidated financial statements.

                            ZOLL Medical Corporation
                       Statements of Stockholders' Equity


                                                                            CAPITAL IN                            TOTAL
                                           COMMON                           EXCESS OF       RETAINED      STOCKHOLDERS'
(000'S OMITTED)                            SHARES            AMOUNT         PAR VALUE       EARNINGS             EQUITY
------------------------------------------------------------------------------------------------------------------------
Balance at September 28, 1996               6,174             $124            $20,540        $12,758             $33,422
      Exercise of stock options                18                                  59                                 59
      Tax benefit realized upon
           exercise of stock options                                               43                                 43

      Net income                                                                                 515                 515
                                             -----            ----            -------        -------             -------
Balance at September 27, 1997               6,192              124             20,642         13,273              34,039

      Net income                                                                                  43                  43
                                             -----            ----            -------        -------             -------
Balance at September 26, 1998                6,192             124             20,642         13,316              34,082
      Exercise of stock options                147               3              1,129                              1,132
      Tax benefit realized upon
           exercise of stock options                                              628                                628

      Net income                                                                               4,081               4,081
                                             -----            ----            -------        -------             -------

Balance at October 2, 1999                   6,339            $127            $22,399        $17,397             $39,923
                                             =====            ====            =======        =======             =======





See notes to consolidated financial statements.

                            ZOLL Medical Corporation
                      Consolidated Statements of Cash Flows



                                                                       YEAR ENDED

                                                          OCT. 2,        SEPT. 26,       SEPT. 27,
(000'S OMITTED)                                            1999            1998            1997
--------------------------------------------------------------------------------------------------
Operating Activities:
Net income                                               $  4,081        $     43        $    515
Charges not affecting cash:
      Depreciation and amortization                         2,882           1,696           1,398
      Accounts receivable allowances                        1,207             170             319
      Inventory reserve                                       129              53             318
      Provision for warranty expense                          180             (43)            275
      Deferred income taxes                                  (339)            188            (898)
      In-process research and development                      --              --           1,000
Changes in current assets and liabilities:
      Accounts receivable                                 (11,719)            175           1,460
      Inventories                                          (3,920)         (1,982)           (408)
      Prepaid expenses and other current assets             1,398          (1,714)            (23)
      Accounts payable and accrued expenses                 4,372           1,008           1,654
                                                         --------        --------        --------

Cash provided by (used for) operating activities           (1,729)           (406)          5,610

Investing Activities:
      Additions to property and equipment, net             (2,437)         (4,476)         (1,764)
      Investment in marketable securities                    (419)         (2,675)         (2,575)
      Redemption of marketable securities                     419           2,953           5,262
      Other assets, net                                    (1,002)           (214)           (166)
Acquisition of assets from
   Westech Information Systems, Inc.                           --              (3)         (1,558)
                                                         --------        --------        --------

Cash used for investing activities                         (3,439)         (4,415)           (801)

Financing Activities:
   Exercise of stock options,
           including income tax benefits                    1,760              --             102
      Repayment of long-term debt                            (105)           (115)           (113)
                                                         --------        --------        --------

           Cash provided by (used for)
               financing activities                         1,655            (115)            (11)
                                                         --------        --------        --------

               Net increase (decrease) in cash             (3,513)         (4,936)          4,798

           Cash and cash equivalents at
               beginning of year                            4,824           9,760           4,962
                                                         --------        --------        --------

           Cash and cash equivalents
               at end of year                            $  1,311        $  4,824        $  9,760
                                                         --------        --------        --------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
      Cash paid during the year:
               Income taxes                              $    555        $  1,002        $    551
               Interest                                        73              51              60



See notes to consolidated financial statements.

                            ZOLL Medical Corporation
                   Notes to Consolidated Financial Statements



NOTE A-SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: ZOLL Medical Corporation (the Company) designs, manufactures and markets an integrated line of proprietary, non-invasive cardiac resuscitation devices, disposable electrodes and accessories used for the emergency resuscitation of cardiac arrest victims. The Company also designs and markets software, which automates collection and management of both clinical and non-clinical data for emergency medical service providers (prehospital market).

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

FISCAL YEAR: The Company's fiscal year ends on the Saturday closest to September
30. The year ended October 2, 1999 included 53 weeks and the years ended September 26, 1998 and September 27, 1997 included 52 weeks.

CASH AND CASH EQUIVALENTS: The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Substantially all cash and cash equivalents are invested in a money market investment account. These amounts are stated at cost, which approximates market.

INVENTORIES: Inventories, principally purchased parts, are valued at the lower of first-in, first-out (FIFO) cost or market. Market is replacement value for raw materials and net realizable value, after allowance for estimated costs of completion and disposal, for work-in-process and finished goods.

INTANGIBLE ASSETS: Patents and software are stated at cost and amortized using the straight-line method over five years. The excess of cost over fair value of the net assets acquired is amortized on a straight-line basis over 15 years. Prepaid license fees are amortized over the term of the related contract, once commercialization of the related product begins.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. In general, depreciation is computed on a straight-line basis over the estimated economic useful lives of the assets (forty years for buildings, three to ten years for machinery and equipment and five years for tooling and furniture and fixtures). Leasehold improvements are being amortized over the life of the lease.

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

ADVERTISING COSTS: Advertising costs are expensed as incurred and totaled $329,000, $360,000 and $348,000 in 1999, 1998 and 1997, respectively.

PRODUCT WARRANTY: Expected future product warranty costs, included in accrued expenses and other liabilities, are recognized at the time of sale for all products covered under warranty. Warranty periods range from one to five years.

FOREIGN CURRENCY: The financial position and results of operations of the Company's foreign subsidiaries are measured using the U.S. dollar as the functional currency. All material translation and transaction gains and losses are recorded in the income statement.

EARNINGS PER SHARE: In 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," which requires the presentation of basic and diluted earnings per share amounts. All periods presented have been restated to reflect adoption of this statement.

The shares used for basic earnings per common share and diluted earnings per common share are reconciled as follow:



(000's omitted)                             1999        1998        1997
------------------------------------------------------------------------
Average shares outstanding
       for basic earnings per share        6,223       6,192       6,192
Dilutive effect of stock options             225          33          36
                                           -----       -----       -----

Average shares outstanding
      for diluted earnings per share       6,448       6,225       6,228
                                           -----       -----       -----

Reclassifications: Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 1999 presentation.

USE OF ESTIMATES: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK OPTION PLANS: As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company measures compensation expense for its stock-based compensation plans using the intrinsic method prescribed by Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." In accordance with SFAS 123, the Company has provided, in Note D, the pro forma disclosures of the effect on net income and earnings per share as if SFAS 123 had been applied in measuring compensation expense for all periods presented.

SEGMENT REPORTING: Effective October 2, 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131). This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. See Note M.

COMPREHENSIVE INCOME: In June 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and displaying comprehensive income. Comprehensive income is equal to net income for each fiscal year presented.

RECENT ACCOUNTING PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 is effective for years beginning after June 15, 2000 and is not anticipated to have a material effect on the Company's financial statements when adopted.

NOTE B-INVESTMENTS

During 1996, the Company invested $2 million in the common stock of Lifecor, Inc., which at the time represented approximately 6% of Lifecor's outstanding common stock. The Company accounts for this investment at cost, which approximates market. This investment is included in other assets on the balance sheet.

NOTE C-PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

                                                              OCT. 2,   SEPT. 26,
(000's omitted)                                                 1999        1998
---------------                                                 ----        ----
Deferred income taxes -- Note G                               $1,522      $1,124
Insurance proceeds receivable -- Note K                           --       1,674
Other                                                            731         455
                                                              ------      ------
Total prepaid expenses and other current assets               $2,253      $3,253
                                                              ======      ======

NOTE D-STOCKHOLDERS' EQUITY

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

STOCK OPTION PLANS: The Company's 1983 and 1992 stock option plans provide for the granting of options to officers and other key employees to purchase the Company's Common Stock at a purchase price, in the case of incentive stock options, at least equal to the fair market value per share of the outstanding Common Stock of the Company at the time the option is granted, as determined by the Compensation Committee of the Board of Directors. Options are no longer granted under the 1983 plan. The options become exercisable ratably over two or four years and have maximum duration of 10 years. The Company's Non-employee Director Stock Option Plan provides for the granting of options to purchase shares of Common Stock to Directors of the Company who are not also employees of the Company or any subsidiary of the Company. The options vest in four equal annual installments over a four year period. The options may be exercised at a price equal to the fair market value of the Common Stock on the date the option is granted.

The number of shares authorized for these plans was 2,210,000. Approximately 1,208,000 shares of Common Stock are reserved for issuance under the Company's stock option plans as of October 2, 1999.

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

(000's omitted, except per share data)                        1999          1998
--------------------------------------                        ----          ----
Net income -- as reported                                $   4,081     $      43
Net income (loss) -- pro forma                           $   3,598     $    (317)
Basic earnings per common share -- as reported           $    0.66     $    0.01
Diluted earnings per common and equivalent
      share -- as reported                               $    0.63     $    0.01
Basic earnings per common share -- pro forma             $    0.58     $   (0.05)
Diluted earnings per common and equivalent
      share -- pro forma                                 $    0.54     $   (0.05)


The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999 and 1998:

                                                              1999         1998
                                                              ----         ----
Dividend yield                                                   0%           0%
Expected volatility                                           6.56%        6.48%
Risk-free interest rate                                       5.11%        4.53%
Expected lives                                              5 years      5 years

Activity as to stock options under the two plans is as follows:

(000's omitted, except per share data)        1999                1998                1997
--------------------------------------        ----                ----                ----
                                         WEIGHTED-           WEIGHTED-           WEIGHTED-
                                           AVERAGE             AVERAGE             AVERAGE
                                          EXERCISE            EXERCISE            EXERCISE
                              SHARES         PRICE  SHARES       PRICE  SHARES       PRICE
                              ------         -----  ------       -----  ------       -----
Outstanding at the beginning
  of the year                    909       $  7.23     793     $ 11.02     731     $ 11.19
Granted during the year          253         10.11     214        7.08      86        9.76
Exercised during the year       (147)         7.70      --          --     (18)       3.43
Cancelled during the year       (149)         6.06     (98)       9.05      (6)      12.55
                                 ---       -------     ---     -------     ---     -------
Outstanding at the end of
  the year                       866       $  7.98     909     $  7.23     793     $ 11.02
                                 ===       =======     ===     =======     ===     =======
Available for grant at the
  end of the year                341                   145                 161
Weighted-average fair value
  of options granted
  during the year                          $  6.83             $  4.12             $  4.48
Weighted-average exercise
  price of options
  exercisable at the
  end of the year                          $  7.14             $  7.20             $ 10.08


The following table summarizes information about stock options outstanding at October 2, 1999.

(000's omitted, except per share data)                  OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                        --------------------------------------------------  -----------------------------
                                                        WEIGHTED-AVERAGE
RANGE OF                                     NUMBER            REMAINING  WEIGHTED-AVERAGE       NUMBER  WEIGHTED-AVERAGE
EXERCISE PRICE                          OUTSTANDING     CONTRACTUAL LIFE    EXERCISE PRICE  EXERCISABLE    EXERCISE PRICE
--------------                          -----------     ----------------    --------------  -----------    --------------
$3.687-$6.875                                   429           7.54 Years            $ 6.54          142             $5.89
$7.000-$8.750                                   248           7.76 Years              8.27           95              8.50
$9.000-$10.000                                   72           7.92 Years              9.60           18              9.77
$10.750-$12.313                                 117           9.66 Years             11.70           --                --
---------------                                 ---           ----                  ------          ---              ----
$3.687-$12.313                                  866                                                 255
===============                                 ===           ====                  ======          ===              ====


Under the Company's 1992 stock option plan, 417,850 options ranging in option price from $10.00 to $14.75 per share were repriced to $6.88 per share during 1998. This repricing was accomplished by canceling the existing options and issuing new options at new prices with vesting schedules recommencing as of the date of reprice. The purpose of this transaction was to restore the incentive effect of such options. In all other respects, the Plan remained unchanged.

NOTE E-ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of:
(000's omitted)

                                                              OCT. 2,   SEPT. 26,
(000's omitted)                                                 1999        1998
---------------                                                 ----        ----
Accrued salaries, wages and related expenses                  $2,405      $3,286
Accrued warranty expense                                       1,133         953
Accrued income taxes                                           1,164          --
Accrued shareholder litigation settlement cost -- Note K          --       1,400
Other accrued expenses                                         1,965       1,956
                                                              ------      ------
Total accrued expenses and other liabilities                  $6,667      $7,595
                                                              ======      ======

NOTE F-INDEBTEDNESS

The Company maintains an unsecured working capital line of credit with its bank. This line of credit bears interest at the bank's base rate (8.25% at October 2, 1999 and September 26, 1998). The full amount of the line ($6.0 million) was available to the Company at October 2, 1999. On November 5, 1999, the Company increased its line of credit to $12.0 million.

In 1994, the Company purchased land and building, which replaced leased operating facilities, for $900,000. The land and building are mortgaged under a $900,000 bank note bearing interest at 8.2%. The carrying value of the land and building at October 2, 1999 and September 26, 1998 amounted to $915,000 and $948,000, respectively. The mortgage requires equal monthly principal payments of $7,500 plus interest over seven years, with a final payment of $270,000 due in July 2001. The carrying amount of the long-term debt approximates the fair value. The mortgage contains various covenants including minimum levels of net worth, working capital and pre-tax earnings. The Company is in compliance with all covenants of the agreement.

Long-term debt consisted of:

                                                           OCT. 2,      SEPT. 26,
(000's omitted)                                              1999           1998
                                                             ----           ----
Mortgage note payable                                        $442           $533
Capital lease obligations                                      --             14
                                                             ----           ----
Total long-term debt                                          442            547
Less current portion                                           90            105
                                                             ----           ----
                                                             $352           $442
                                                             ====           ====

The schedule of principal payments on long-term debt is as follows:

                                           2000                90

                                           2001               352
                                           ----              ----
                                                             $442

NOTE G-INCOME TAXES

The provision for income taxes consists of the following:

(000's omitted)                          1999             1998             1997
---------------                          ----             ----             ----
Federal:
      Current                         $ 1,941          $  (277)         $   942
      Deferred                            (58)             194             (722)
                                      -------          -------          -------
                                        1,883              (83)             220
State:
      Current                             370              107              222
      Deferred                            (18)              (6)            (176)
                                      -------          -------          -------
                                          352              101               46
Foreign:
      Current                              37               --               --
      Deferred                           (262)              --               --
                                      -------          -------          -------
                                         (225)              --               --
                                      -------          -------          -------
                                      $ 2,010          $    18          $   266
                                      =======          =======          =======

The following table shows income before taxes:

(000's omitted)                              1999           1998            1997
---------------                              ----           ----            ----
Domestic                                   $5,121         $  191          $  765
Foreign                                       970           (130)             16
                                           ------         ------          ------
                                           $6,091         $   61          $  781
                                           ======         ======          ======

The income taxes recorded differed from the statutory federal income tax rate due to:

(000's omitted)                                      1999       1998       1997
---------------                                      ----       ----       ----
Statutory income taxes                            $ 2,132    $    21    $   265
Tax credits, federal and state                        (48)        --         --
State income taxes, net of federal benefit            229         32         31
Unbenefited (benefited) foreign losses               (262)        --         13
Permanent differences                                  35         35        (20)
Other                                                 (76)       (70)       (23)
                                                  -------    -------    -------
                                                  $ 2,010    $    18    $   266
                                                  =======    =======    =======


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance decreased $262,000 as a result of the utilization of foreign net operating losses.

Significant components of the Company's deferred tax assets and liabilities are as follow:

                                                           OCT. 2,     SEPT. 26,
(000's omitted)                                              1999          1998
---------------                                              ----          ----
Deferred tax assets:
      Accounts receivable and inventory                   $   999       $   625
      Net operating loss carryforwards                         68           365
      Product warranty accruals                               408           373
      Purchased research and development                      297           336
      Other liabilities                                       258           379
      Valuation allowance for deferred tax assets              --          (262)
                                                          -------       -------
                Total deferred tax assets                   2,030         1,816

Deferred tax liabilities:
      Accelerated tax depreciation                            712           731
      Prepaid expenses                                        143           248
                                                          -------       -------
                Total deferred tax liabilities                855           979
                                                          -------       -------
                Net deferred tax asset                    $ 1,175       $   837
                                                          =======       =======



NOTE H-LEASES

The Company leases certain office and manufacturing space under operating leases. Listed below are the future minimum rental payments required under operating leases with non-cancelable terms in excess of one year at October 2, 1999.

                2000                                                      $  414
                2001                                                         371
                2002                                                         353
                2003                                                         281
                                                                          ------
                                                                          $1,419
                                                                          ======

The Company's office leases are subject to adjustments based on actual floor space occupied. The leases also require payment of real estate taxes and operating costs. In addition to the office leases, the Company leases automobiles for business use by a portion of the sales force. Total rental expense under operating leases for 1999, 1998 and 1997 was approximately $870,000, $641,000 and $566,000, respectively.

NOTE I-EMPLOYEE BENEFIT PLAN

The Company has a defined contribution retirement plan which contains a "401(k)" program for all U.S. employees with six months of service who have attained 21 years of age. The Company may make a discretionary contribution and an additional discretionary profit sharing contribution. For this plan the Company contributed and charged to expense $113,000, $116,000 and $117,000 in 1999, 1998 and 1997, respectively.

NOTE J-CONCENTRATION OF RISK

The Company sells its products primarily to hospitals, emergency care providers and universities. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral.

In addition, the Company sells its products to the international market. Although the Company does not foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the national economies of the customer to which it sells. In order to hedge the risk of loss in geographical areas with historical credit risks, in some cases the Company requires letters of credit from its foreign customers. Export sales accounted for 20%, 19% and 22% of the Company's total revenues in 1999, 1998 and 1997, respectively.

The Company maintains reserves for potential trade receivable credit losses, and such losses have been within management's expectations.

Certain materials and components used in the Company's devices and electrodes are purchased from various single sources. Although the Company believes that alternative sources of supply for such materials and components could be developed over a relatively short period of time, the failure to secure such alternative sources when needed could have a material adverse effect on the Company's business.

NOTE K-CONTINGENCIES

In the course of normal operations, the Company is involved in litigation arising from commercial disputes and claims from former employees which management believes will not have a material impact on the Company's financial position or its results of operations.

During the quarter ended December 28, 1996, the Company incurred a charge of approximately $1,300,000 to cover the litigation costs to defend itself in a shareholder lawsuit initiated in 1994. On July 9, 1998, the Company announced an agreement in principle concerning the settlement of the lawsuit against it and certain officers. The settlement, amounting to $1,500,000, was approved by the court on October 5, 1998. There was no financial impact as a result of the settlement. Included in accrued expenses at September 26, 1998 is the unpaid settlement cost and remaining accrued legal fees related to the litigation. A similar amount due from the insurance company is included in other current assets at September 26, 1998. In November 1998, the Company received the insurance reimbursements for the claim and legal costs and paid the remaining settlement due to the shareholders.

NOTE L-ACQUISITION

On November 6, 1996, the Company acquired the assets of the mobile computing business of Westech Information Systems, Inc. for approximately $1,500,000 in cash. The acquisition was accounted for as a purchase and the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. The excess of the cost over the fair value of net assets acquired is being amortized over fifteen years. In connection with the acquisition, the Company incurred a non-recurring charge of $1,000,000 for acquired in-process research and development which was charged to operations because in management's opinion, technological feasibility for the acquired research and development had not been established. The Company's consolidated results of operations include the operations of the mobile computing business of Westech Information Systems, Inc. from November 1996. The following unaudited pro forma information for the year ended September 27, 1997 shows the results of operations as if the transaction occurred at the beginning of the year of acquisition (in thousands, except per share amounts):

Net sales                                                                $56,438
Net income                                                               $   504
Basic and diluted earnings per common and equivalent share               $  0.08

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the period presented and are not necessarily indicative of results that may be obtained in the future.

NOTE M-SEGMENT AND GEOGRAPHIC INFORMATION

Segment information: The Company reports revenue information to the chief operating decision maker for four operating segments, determined on the type of customer or product. These segments include the sale of cardiac resuscitation devices and accessories and data collection management software to the hospital market and to the prehospital market in North America, the sale of disposable/other products and the sale of cardiac resuscitation devices and accessories and disposable electrodes to the international market. Each of these segments has similar characteristics, manufacturing processes, distribution and marketing strategies, as well as a similar regulatory environment.

In order to make operating and strategic decisions, ZOLL's chief operating decision maker evaluates revenue performance based on the worldwide revenues of each segment and, due to shared infrastructures, profitability based on an enterprise-wide basis. Net sales by segment were as follow:

(000's omitted)                                                1999          1998          1997
---------------                                                ----          ----          ----
      Hospital Market -- North America devices              $30,868       $19,962       $21,562
      Prehospital Market -- North America devices            14,410        12,474        11,224
      Other -- North America                                 15,035        12,841        11,855
      International Market -- excluding North America        13,664         9,803        11,695
                                                            -------       -------       -------
                                                            $73,977       $55,080       $56,336
                                                            =======       =======       =======



The Company reports assets on a consolidated basis to the chief operating decision maker.

Geographic information: Net sales by major geographical area, determined on the basis of destination of the goods, are as follow:

(000's omitted, except per share data)          1999          1998          1997
--------------------------------------          ----          ----          ----
      United States                          $59,133       $44,512       $44,026
      Foreign                                 14,844        10,568        12,310
                                             -------       -------       -------
                                             $73,977       $55,080       $56,336
                                             =======       =======       =======

In each of the years in the three year period ended October 2, 1999, no single customer represented over 10% of the Company's consolidated net sales.

NOTE N-SUBSEQUENT EVENT

In October 1999, the Company completed a merger with Pinpoint Technologies (Pinpoint) in exchange for approximately 450,000 shares of ZOLL Common Stock. The transaction is being accounted for as a pooling-of-interests. Pinpoint, headquartered in Boulder, Colorado, develops computer-aided dispatch and billing software for the emergency medical services market. Pinpoint's products are sold to the same market to which ZOLL targets its Westech data collection system. At October 2, 1999, Pinpoint had approximately 40 employees.

The following unaudited pro forma information has been prepared assuming Pinpoint had been acquired as of the beginning of the periods presented. The pro forma information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of those dates. In addition, the pro forma information is not intended to be a projection of future results and does not reflect synergies expected to result from the integration of Pinpoint and the Company's Westech business.

                                                                   1999             1998             1997
                                                                   ----             ----             ----
      Net sales                                              $   78,786       $   57,520       $   57,831
      Net income                                             $    4,775       $      425       $      738
      Basic earnings per common share                        $     0.72       $     0.06       $     0.11
      Diluted earnings per common share and equivalent       $     0.69       $     0.06       $     0.11

The 1999 proforma net income has been reduced by approximately $173,000, net of related income taxes, to reflect certain incremental operating costs effective upon consummation of the merger.

NOTE O-QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1999 and 1998 is as follows:

                                                                QUARTER ENDED
                                              JAN. 2,      APRIL 3,       JUL. 3,       OCT. 2,
(000's omitted, except per share data)          1999*          1999          1999          1999
--------------------------------------          -----          ----          ----          ----
1999
      Net sales                              $15,295        $16,989       $19,318       $22,375
      Gross profit                             8,828          9,650        10,937        12,505
      Income from operations                     669          1,063         1,520         2,805
      Net income                                 488            712         1,020         1,861
      Basic earnings per common share        $  0.08        $  0.11       $  0.16       $  0.31
      Diluted earnings per common
                 and equivalent share        $  0.08        $  0.11       $  0.16       $  0.28


                                                                           QUARTER  ENDED
                                                       DEC. 27,       MAR. 28,       JUN. 27,       SEPT. 26,
(000's omitted)                                           1997           1998           1998            1998
---------------                                           ----           ----           ----            ----
1998
      Net sales                                       $ 12,440       $ 13,585       $ 12,852        $ 16,203
      Gross profit                                       7,034          7,763          7,334           9,136
      Income (loss) from operations                        137            331         (1,269)            439
      Net income (loss)                                    165            317           (814)            375
      Basic and diluted earnings (loss)
                per common and equivalent share       $   0.03       $   0.05       $  (0.13)       $   0.06


*Quarter contains 14 weeks

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System under the symbol "ZOLL." The following table sets forth the high and low sales prices during the fiscal quarters specified:

                                                        SALES PRICES
                                           1999                                 1998
                                     HIGH             LOW                 HIGH            LOW
                                     ----             ---                 ----            ---
First Quarter                   $ 11-7/16         $7-1/16              $ 7-1/4         $5-1/4
Second Quarter                     12-3/4           8-1/2               7-7/16          4-7/8
Third Quarter                      12-7/8               9                    8          5-1/2
Fourth Quarter                   31-13/16          11-7/8                   10          7-1/8

The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain any future earnings to finance the growth and development of its business, and therefore does not anticipate paying any cash dividends in the foreseeable future.

EXECUTIVE OFFICERS AND DIRECTORS


RICHARD A. PACKER
Chairman of the Board & Chief Executive Officer

A. ERNEST WHITON
Vice President of Administration & Chief Financial Officer

WARD M. HAMILTON
Vice President, Marketing

E. J. JONES
Vice President, International Sales

DONALD R. BOUCHER
Vice President, Research & Development

STEVEN K. FLORA
Vice President, North American Sales

WILLARD M. BRIGHT
Director

THOMAS M. CLAFLIN(1)
Director

M. STEPHEN HEILMAN, M.D.(1)
Director

DANIEL M. MULVENA (2)
Director

DR. JAMES W. BIONDI (1)
Director



(1) Member of the Audit Committee

(2) Member of the Compensation Committee



STOCKHOLDER INFORMATION


STOCK LISTING

ZOLL Medical Corporation Common Stock is traded on the NASDAQ National Market System under the symbol "ZOLL."


TRANSFER AGENT

State Street Bank and Trust Company
C/O Equiserve
P.O. Box 9187
Canton, Massachusetts 02021-9187
1-877-282-1169


GENERAL COUNSEL

Goodwin, Procter & Hoar LLP
Boston, Massachusetts


INDEPENDENT AUDITORS

Ernst & Young LLP
Boston, Massachusetts


ANNUAL MEETING

The annual meeting of stockholders will be held at 10 a.m. on February 8, 2000 at State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110.


INFORMATION REQUESTS

A copy of our Form 10-K, as filed with the Securities and Exchange Commission, may be obtained upon written request to the Company at:

Stockholder Relations
ZOLL Medical Corporation
32 Second Avenue
Burlington, Massachusetts 01803-4420


ZOLL, RescueNet and Westech are registered trademarks of ZOLL Medical
Corporation.