Form 10-K405, Exhibit 13
period 2000-09-30
ZOLL MEDICAL CORPORATION
filed 2000-12-29
CIK 887568

                                                                      Exhibit 13

ZOLL MEDICAL CORPORATION FIVE YEAR FINANCIAL SUMMARY


                                                                                         YEAR ENDED
                                                           SEPT. 30,        OCT. 2,        SEPT. 26,        SEPT. 27,      SEPT. 28,
(000's omitted, except per share data)                        2000            1999            1998           1997(1)         1996
------------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Net sales                                                  $106,336         $78,682          $57,520         $57,833         $55,700
Cost of goods sold                                           46,351          32,486           24,268          25,372          24,545
                                                           -------------------------------------------------------------------------
Gross profit                                                 59,985          46,196           33,252          32,461          31,155
Expenses:
    Selling and marketing                                    31,238          24,364           20,152          18,484          16,773
    General and administrative                                8,606           7,422            6,239           6,749           4,809
    Research and development                                  7,973           6,916            6,583           6,430           4,464
                                                           -------------------------------------------------------------------------
           Total expenses                                    47,817          38,702           32,974          31,663          26,046
                                                           -------------------------------------------------------------------------
Income from operations                                       12,168           7,494              278             798           5,109
Net investment income (expense)                               1,803             (45)             413             355             278
                                                           -------------------------------------------------------------------------
Income before income taxes                                   13,971           7,449              691           1,153           5,387
Provision for income taxes                                    5,169           2,010               18             266           1,758
                                                           -------------------------------------------------------------------------
Net income                                                   $8,802          $5,439             $673            $887          $3,629
                                                           =========================================================================
Basic earnings per common share                               $1.11           $0.82            $0.10           $0.13           $0.55

Weighted average common
    shares outstanding                                        7,930           6,656            6,602           6,602           6,562
                                                           -------------------------------------------------------------------------
Diluted earnings per common and
    equivalent share                                          $1.07           $0.79            $0.10           $0.13           $0.55

Weighted average common and
    equivalent shares outstanding                             8,231           6,893            6,647           6,650           6,635
                                                           =========================================================================

Pro forma information(2):

    Historical income before taxes                                           $7,449
    Pro forma incremental operating costs                                       272
                                                                             ------
    Pro forma income before income taxes                                      7,177
    Pro forma provision for income taxes                                      2,402
                                                                             ------
    Pro forma net income                                                     $4,775
                                                                             ------
    Pro forma diluted earnings per share                                      $0.69



Balance Sheet Data:
Working capital                                            $101,991         $26,728          $21,678         $24,361         $25,303
Total assets                                               $137,808         $59,687          $46,656         $45,013         $42,507
Total long-term debt, excluding
    current portion                                            --            $2,069             $446            $565            $713
Stockholders' equity                                       $122,416         $41,222          $34,787         $34,463         $33,614


(1) For the year ended September 27,1997, excluding a one-time charge taken in Q1 aggregating $2,300, net income would have been $2,405 and earnings per common and equivalent share would have been $0.36.

(2) Pro forma information reflects the effect of (i) incremental operating costs expected to be incurred by the Company as a result of the Pinpoint merger and (ii) the provision for corporate income taxes on the previously untaxed Subchapter S corporation earnings of Pinpoint. See Note B to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and related notes included herein. All prior year results have been restated to account for the Pinpoint Technologies, Inc. acquisition on October 15, 1999, as a pooling of interests.


2000 COMPARED TO 1999

Net sales reached record levels, increasing 35% from the prior year to $106.3 million, reflecting continued acceptance and increased penetration of the full featured M Series platform across each of our markets. Our continued sales growth reflects an increase in the size of the North American sales force as well as strong shipments to the International market.

We experienced 30% annual sales growth over 1999 in the North American market as sales reached $84.7 million. Within North America, equipment sales to the prehospital and hospital markets increased 46% and 31%, to $27.9 million and $40.6 million, respectively. Sales in the International market increased 58% from the prior year to a record level of $21.6 million, reflecting continued widespread geographic growth. International sales in 2000 benefited from shipments related to a significant contract to provide AED's to the Germany Army.

Gross margin of 56.4% decreased from 1999 reflecting volume pricing on Germany Army shipments. In addition, gross margin was also reduced as the rate of capital equipment revenue growth exceeded that of higher margin electrodes and data management products. This decrease was partially offset by increased sales of new monitoring parameters, which we have added to our M Series platform.

Selling and marketing costs increased 28% over the prior year due to the increase in size of our North American and International sales forces. Selling and marketing costs as a percentage of sales decreased from 31% to 29.4%. In the North American market, sales productivity increased as a result of increasing our total number of sales people and reducing the size of individual sales territories. Our International expenses increased primarily reflecting the expansion of our direct sales force in Europe, including Germany, the Netherlands and Scotland.

General and administrative expenses decreased as a percentage of sales, from 9% to 8%, due to emphasis on expense controls and absorption of relatively fixed expenses by higher sales.

Research and development expenses increased 15.3% from the prior year, reflecting continued development of our cardiac resuscitation equipment. Significant initiatives included spending on our biphasic technology, new monitoring parameters for our M Series platform as well as new product development for the public access market. Research and development expenses, as a percentage of sales, decreased from 9% to 8%, reflecting our higher level of sales.

We recognized net investment income in 2000 compared to net interest expense in 1999, due to the increase in average cash and investment balances from 1999 to 2000, largely reflecting investments in short-term debt and equity securities during the year. During 2000, we generated net proceeds of approximately $67 million from our secondary offering. Our effective income tax rate increased from 34% in 1999 to 37% in 2000. During 1999, our effective tax rate was reduced by the utilization of certain foreign net operating loss carryforwards.


1999 COMPARED TO 1998

Net sales increased 37% from the prior year to $78.7 million, reflecting the rapid market acceptance of the M Series platform introduced to the market during the fourth quarter of 1998. Sales growth also reflected the reorganization and enlargement of the North American sales force to allow for a market-focused structure. Selling teams were changed to focus on each of North America's markets: hospital and prehospital.

We experienced significant growth in all major geographies and segments of our business. During 1999, North American sales increased 36% to $65.0 million. Within North America, equipment sales to the hospital and prehospital markets increased 55% and 28%, to $30.9 million and $19.1 million, respectively. Sales in the International market increased 39% from the prior year.

Gross margin increased approximately 1% over the prior year. We experienced an improvement in costs reflecting the M Series introduction and higher margins from information management products, primarily Pinpoint products.

Selling and marketing costs increased 21% over the prior year, due to the increase in size of the North American sales force. Additionally, we established a direct sales force in Germany during the fourth quarter of 1999. Selling and marketing costs as a percentage of sales decreased from 35% to 31%, reflecting revenues that increased more rapidly than these costs as a result of the reorganization of the North American sales force.

General and administrative expenses decreased as a percentage of sales, from 11% to 9%, due to emphasis on expense controls and absorption of relatively fixed expenses by higher sales.

Research and development expenses decreased as a percentage of sales, from 11% to 9%. Total expenses increased slower than revenues, reflecting the completion of development of the initial M Series platform and the related transfer of available resources to the biphasic project and other initiatives.

We incurred net interest expense in 1999, as compared to net investment income in 1998, due to the decrease in average cash balances from 1998 to 1999.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents at September 30, 2000 totaled $4.0 million compared to $1.8 million at October 2, 1999. In addition, we had short-term investments amounting to $51.8 million at September 30, 2000. This significant increase in liquidity reflects the proceeds from our secondary stock offering of 1,725,000 shares of common stock during the second quarter of 2000.

Cash used for operating activities totaled $7.9 million in 2000, while cash used over the same period in 1999 totaled $0.3 million. Significant uses of cash included increases in our accounts receivable and inventory levels. Both increases reflected the significant domestic and international sales growth of our Company. The increase in inventory levels reflected a dramatic increase in the number of product combinations, which our customers can now purchase as a result of our introduction of new monitoring parameters to our M Series platform. In addition, our prepaid expenses increased over the prior year, reflecting excess payments of income taxes during the year ended September 30, 2000.

The amount of cash used to fund investing activities increased from the prior year by $55.9 million. This increase reflected investment of the proceeds of our secondary stock offering in short-term investments and an increase in capital expenditures. Significant capital expenditures included the purchase of our new Enterprise Wide Resource Planning (ERP) System and the expansion of our Burlington, Massachusetts factory.

The increase in cash provided by financing activities of $69.4 million primarily results from our secondary stock offering and the exercise of stock options. We also used $2.2 million to repay long-term debt.

We maintain a working capital line of credit with our bank. Borrowings under this line bear interest at the bank's base rate (8.59% at September 30, 2000). The full amount of the line was available to us at September 30, 2000. Currently, we may borrow up to $12.0 million on a demand basis.

We expect that the combination of existing funds, cash generated from operations and our existing line of credit will be adequate to meet our operational liquidity and capital requirements for the foreseeable future.



SAFE HARBOR STATEMENTS

Except for the historical information contained herein, the matters set forth herein are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. Such risks and uncertainties include, the following general risks: product demand and market acceptance risks, the effect of economic conditions, results of pending or future litigation, the impact of competitive products and pricing, product development and commercialization, technological difficulties, the government regulatory environment and actions, trade environment, capacity and supply constraints or difficulties, the results of financing efforts, actual purchases under agreements, potential warranty issues and the effect of the Company's accounting policies. In addition, we are subject to the following specific risks, which are described in greater detail in our Form 10K which we expect to file with the Securities and Exchange Commission on or about December 29, 2000. If we fail to compete successfully in the future against existing or potential competitors, our operating results may be adversely affected; our operating results are likely to fluctuate which could cause our stock price to be volatile and the anticipation of a volatile stock price can cause greater volatility. We may be required to implement a costly product recall. We can be sued for producing defective products and we may be required to pay significant amounts to those harmed if we are found liable and our business could suffer from adverse publicity. Our dependence on sole and single source suppliers exposes us to supply interruptions that could result in product delivery delays and substantial costs to redesign our products. Our reliance on independent manufacturers creates several risks that could result in product delivery delays, increased costs and other adverse effects on our business. Failure to produce new products or obtain market acceptance for our new products in a timely manner could harm our business. We may not be able to obtain appropriate regulatory approvals for our products. If we fail to comply with applicable regulatory laws and regulations, the FDA or other regulatory bodies could exercise any of their regulatory powers that could have a material adverse effect on our business. We are dependent upon licensed and purchased technology for upgradeable features in our products and we may not be able to renew these licenses or purchase agreements in the future. Future changes in applicable laws and regulations could have an adverse effect on our business. Changes in the health care industry may require us to decrease the selling price for our products or could result in a reduction in the size of the market for our products, each of which could have a negative impact on our financial performance. Uncertain customer decision processes may result in long sales cycles which could result in unpredictable fluctuations in revenues and delays in replacement of cardiac resuscitation devices. Our international sales expose our business to a variety of risks that could result in significant fluctuations in our results of operations. Fluctuations in currency exchange rates may adversely affect our international sales. We may fail to adequately protect or enforce our intellectual property rights or secure rights to third party patents, and our competitors can use some of our previously proprietary technology. Reliance on overseas vendors for some of the components for our products exposes us to international business risks, which could have an adverse effect on our business. We rely heavily on several employees who may leave, and tight labor markets may make it difficult to recruit employees. We may acquire other businesses and we may have difficulty integrating these businesses or generating an acceptable return from acquisitions. Provisions in our charter documents, our stockholders rights agreement and state law may make it harder for others to obtain control of ZOLL even though some stockholders might consider such a development to be favorable. We have only one manufacturing facility for each of our major products and any damage or incapacitation of either of the facilities could impede our ability to produce these products. Our current and future investments may lose value in the future. We may experience short-term operating fluctuations as we introduce our new biphasic technology.

REPORT OF INDEPENDENT AUDITORS



BOARD OF DIRECTORS AND STOCKHOLDERS ZOLL MEDICAL CORPORATION

We have audited the accompanying consolidated balance sheets of ZOLL Medical Corporation as of September 30, 2000 and October 2, 1999, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZOLL Medical Corporation at September 30, 2000 and October 2, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.





[ERNST & YOUNG LLP]

November 11, 2000
Boston, Massachusetts

ZOLL MEDICAL CORPORATION CONSOLIDATED BALANCE SHEETS




                                                                                                         SEPT. 30,           OCT. 2,
(000's omitted)                                                                                             2000               1999
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
    Cash and cash equivalents                                                                               $4,025            $1,821
    Marketable securities                                                                                   51,823              --
    Accounts receivable, less allowances of $1,895 at
           September 30, 2000 and $2,096 at
           October 2, 1999                                                                                  37,325            25,464

    Inventories:
           Raw materials                                                                                     7,762             5,332
           Work-in-process                                                                                   2,749             2,623
           Finished goods                                                                                    9,787             5,241
                                                                                                          --------------------------
                                                                                                            20,298            13,196

    Prepaid expenses and other current assets                                                                3,489             2,296
                                                                                                          --------------------------
           Total current assets                                                                            116,960            42,777

Property and equipment at cost:
    Land and building                                                                                        3,434             3,432
    Machinery and equipment                                                                                 18,247            15,382
    Construction in progress                                                                                 1,647             1,077
    Tooling                                                                                                  5,268             2,695
    Furniture and fixtures                                                                                   1,203               883
    Leasehold improvements                                                                                   1,194               737
                                                                                                          --------------------------

                                                                                                            30,993            24,206

    Less accumulated depreciation                                                                           14,647            10,875
                                                                                                          --------------------------
           Net property and equipment                                                                       16,346            13,331

Other assets, net of accumulated amortization of $1,011 at September 30, 2000
    and $711 at October 2, 1999                                                                              4,502             3,579
                                                                                                          --------------------------
                                                                                                          $137,808           $59,687
                                                                                                          ==========================



LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                                                        $8,140            $8,404
    Accrued expenses and other liabilities                                                                   6,809             7,481
    Current maturities of long-term debt                                                                        20               164
                                                                                                          --------------------------
           Total current liabilities                                                                        14,969            16,049

Deferred income taxes                                                                                          423               347

Long-term debt                                                                                                --               2,069

Commitments and contingencies
Stockholders' equity:
    Preferred stock, $.01 par value, authorized 1,000 shares, none issued and outstanding

    Common stock, $.02 par value, authorized 19,000 shares, 8,798 and 6,772 issued and outstanding at September 30, 2000 and October 2, 1999,
           respectively                                                                                        176               136

    Capital in excess of par value                                                                          94,799            22,439
    Accumulated other comprehensive income                                                                     177              --
    Retained earnings                                                                                       27,264            18,647
                                                                                                          --------------------------
           Total stockholders' equity                                                                      122,416            41,222
                                                                                                          --------------------------
                                                                                                          $137,808           $59,687
                                                                                                          ==========================



See notes to consolidated financial statements.

ZOLL MEDICAL CORPORATION CONSOLIDATED INCOME STATEMENTS



                                                                                                     YEAR ENDED
                                                                                    SEPT. 30,           OCT. 2,            SEPT. 26,
(000's omitted, except per share data)                                                2000                1999                1998
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                           $106,336             $78,682             $57,520
Cost of goods sold                                                                    46,351              32,486              24,268
                                                                                    ------------------------------------------------
Gross profit                                                                          59,985              46,196              33,252
Expenses:
    Selling and marketing                                                             31,238              24,364              20,152
    General and administrative                                                         8,606               7,422               6,239
    Research and development                                                           7,973               6,916               6,583
                                                                                    ------------------------------------------------
    Total expenses                                                                    47,817              38,702              32,974
                                                                                    ------------------------------------------------
Income from operations                                                                12,168               7,494                 278
Investment income                                                                      2,015                 124                 487
Interest expense                                                                         212                 169                  74
                                                                                    ------------------------------------------------
Income before income taxes                                                            13,971               7,449                 691
Provision for income taxes                                                             5,169               2,010                  18
                                                                                    ------------------------------------------------
Net income                                                                            $8,802              $5,439                $673
                                                                                    ================================================
Basic earnings per common share                                                        $1.11               $0.82               $0.10

Weighted average common
    shares outstanding                                                                 7,930               6,656               6,602
                                                                                    ------------------------------------------------
Diluted earnings per common and
    equivalent share                                                                   $1.07               $0.79               $0.10

Weighted average common and
    equivalent shares outstanding                                                      8,231               6,893               6,647
                                                                                    ================================================


Unaudited pro forma information (Note B):

    Historical income before taxes                                                                        $7,449
    Pro forma incremental operating expenses                                                                 272
                                                                                                          ------
    Pro forma income before income taxes                                                                   7,177
    Pro forma provision for income taxes                                                                   2,402
                                                                                                          ------
    Pro forma net income                                                                                  $4,775
                                                                                                          ------
    Pro forma diluted earnings per share                                                                   $0.69
                                                                                                          ======




See notes to consolidated financial statements.

ZOLL MEDICAL CORPORATION STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME



                                                                              CAPITAL IN    ACCUMULATED                     TOTAL
                                                     COMMON                    EXCESS OF   COMPREHENSIVE    RETAINED   STOCKHOLDERS'
(000's omitted)                                      SHARES         AMOUNT     PAR VALUE      INCOME        EARNINGS        EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 27, 1997                        6,561           $131       $20,635         --            $13,697       $34,463

    Issuance of common stock by
           Pinpoint Technologies, Inc                   41              1            48                                          49

    Adjustments to conform to pooled
           companies fiscal year-ends                                                                            (140)         (140)

    Distributions by Pinpoint
           Technologies, Inc                                                                                     (258)         (258)

    Net income                                                                                                    673           673
                                                    --------------------------------------------------------------------------------
Balance at September 26, 1998                        6,602            132        20,683         --             13,972        34,787
    Exercise of stock options                          147              3         1,129                                       1,132

    Tax benefit realized upon
           exercise of stock options                                                628                                         628

    Initial capitalization of Pinpoint
           Property Management, LLC                     23              1            (1)                                         --

    Contributions by Pinpoint
           Technologies, Inc shareholders                                                                        550            550

    Distributions by Pinpoint
           Technologies, Inc                                                                                  (1,314)        (1,314)

    Net income                                                                                                 5,439          5,439
                                                    --------------------------------------------------------------------------------
Balance at October 2, 1999                           6,772            136        22,439         --            18,647         41,222

    Exercise of stock options                          298              6         2,143                                       2,149

    Tax benefit realized upon
           exercise of stock options                                              3,096                                       3,096

    Stock compensation                                   3                           77                                          77

    Proceeds from sale of common
           stock, net of expenses                    1,725             34        67,044                                      67,078

    Distributions by Pinpoint
           Technologies, Inc                                                                                    (185)          (185)

    Comprehensive income:
           Net income                                                                                           8,802         8,802
           Unrealized gain on
                     available-for-sale securities                                              $177                            177
                                                                                                                           --------
    Total Comprehensive income                                                                                                8,979
                                                    --------------------------------------------------------------------------------
Balance at September 30, 2000                        8,798           $176       $94,799         $177          $27,264      $122,416
                                                    ================================================================================

ZOLL MEDICAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                     YEAR ENDED
                                                                                  SEPT. 30,            OCT. 2,             SEPT. 26,
(000's omitted)                                                                     2000                 1999                 1998
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
    Net income                                                                     $8,802               $5,439                 $673
Charges not affecting cash:
    Depreciation and amortization                                                   4,283                3,035                1,478
    Issuance of common stock for services                                              77                 --                     49
    Accounts receivable allowances                                                   (201)               1,294                  243
    Inventory reserve                                                                 372                  129                   53
    Provision for warranty expense                                                    178                  180                  (43)
    Deferred income taxes                                                             195                 (339)                 188
Changes in current assets and liabilities:
    Accounts receivable                                                           (11,660)             (12,129)                 114
    Inventories                                                                    (7,474)              (3,920)              (1,982)
    Prepaid expenses and other current assets                                      (1,312)               1,358               (1,715)
    Accounts payable and accrued expenses                                          (1,114)               4,686                1,212
                                                                                  --------------------------------------------------
Cash provided by (used for) operating activities                                   (7,854)                (267)                 270

Investing Activities:
    Additions to property and equipment, net                                       (7,006)              (3,530)              (4,493)
    Purchase of marketable securities                                             (59,646)                (419)              (2,675)
    Proceeds from sales and maturities
           of marketable securities                                                 8,000                  419                2,953
    Other assets, net                                                              (1,215)                (402)                 (62)
    Acquisition of assets from
           Westech Information Systems, Inc.                                         --                   --                     (3)
                                                                                  --------------------------------------------------
Cash used for investing activities                                                (59,867)              (3,932)              (4,280)

Financing Activities:
    Proceeds from sale of common stock,
            net of expenses                                                        67,078                 --                   --
    Exercise of stock options,
           including income tax benefits                                            5,245                1,760                 --
    Distributions to stockholders                                                    (185)              (1,314)                (258)
    Contributions from stockholders                                                  --                    550                 --
    Repayment of long-term debt                                                    (2,213)                (497)                (127)
                                                                                  --------------------------------------------------
           Cash provided by (used for)
                financing activities                                               69,925                  499                 (385)
                                                                                  --------------------------------------------------
           Net increase (decrease) in cash                                          2,204               (3,700)              (4,395)
           Cash and cash equivalents at
                beginning of year                                                   1,821                5,521                9,916
                                                                                  --------------------------------------------------
           Cash and cash equivalents
                at end of year                                                     $4,025               $1,821               $5,521
                                                                                ====================================================
SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION:
    Cash paid during the year:
           Income taxes                                                            $4,243                 $555               $1,002
           Interest                                                                   212                  169                   74

    Non-cash transaction:
           Long-term debt incurred in purchase of assets                             --                 $1,800                 --



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

Business Combination: As described in Note B, on October 15, 1999, the Company acquired Pinpoint Technologies, Inc. and Pinpoint Property Management LLC (Pinpoint, individually and collectively) in a business combination accounted for as a pooling of interests. The accompanying consolidated financial statements reflect the combined historical results of the Company and of Pinpoint for the periods ended October 2, 1999 and September 26, 1998.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year: The Company's fiscal year ends on the Saturday closest to September
30. The year ended October 2, 1999 included 53 weeks and the years ended September 30, 2000 and September 26, 1998 included 52 weeks. In October of 2000 the Company changed its fiscal year end to the Sunday closest to September 30.

Cash and Cash Equivalents: The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Substantially all cash and cash equivalents are invested in a money market investment account. These amounts are stated at cost, which approximates market.


Marketable Securities: The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). FAS 115 establishes the accounting and reporting requirements for all debt securities and for investments in equity securities that have readily determinable fair values. All marketable securities must be classified as one of the following: held-to-maturity, available-for-sale, or trading. The Company classifies its marketable securities as available-for-sale and, as such, carries the investments at fair value, with unrealized holding gains and losses reported as a separate component of stockholders' equity.


Concentration of Risk: The Company sells its products primarily to hospitals, emergency care providers and universities. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral.


In addition, the Company sells its products to the international market. Although the Company does not foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the national economies of the customers to which it sells. In order to hedge the risk of loss in geographical areas with historical credit risks, in some cases the Company requires letters of credit from its foreign customers. Export sales accounted for 26%, 19% and 18% of the Company's total revenues in 2000, 1999, and 1998, respectively.

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

Financial Instruments: The fair value of the Company's financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable, are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. The carrying value of these financial instruments approximated their fair value at September 30, 2000 and at October 2, 1999 due to the short-term nature of these instruments.

Inventories: Inventories, principally purchased parts, are valued at the lower of first-in, first-out (FIFO) cost or market. Market is replacement value for raw materials and net realizable value, after allowance for estimated costs of completion and disposal, for work-in-process and finished goods.

Intangible Assets: Patents are stated at cost and amortized using the straight-line method over five years. Prepaid license fees are amortized over the term of the related contract, once commercialization of the related product begins. The excess of cost over fair value of the acquired net assets of the mobile computing business of Westech Information Systems, Inc. is amortized on a straight-line basis over 15 years. The acquisition was accounted for as a purchase, and the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition.

Property and Equipment: Property and equipment are stated at cost. In general, depreciation is computed on a straight-line basis over the estimated economic useful lives of the assets (forty years for buildings, three to ten years for machinery and equipment and five years for tooling, furniture, fixtures, and software). Leasehold improvements are being amortized over the life of the related lease.

Revenue Recognition: Revenue from product sales is recognized upon shipment of the product and recorded net of estimated returns. The Company licenses software under non-cancelable license agreements and provides services including training, installation, consulting and maintenance, consisting of product support services and periodic updates. Revenue from the sale of software is recognized in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition. License fee revenues are generally recognized when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. For customer license agreements, which meet these recognition criteria, the portion of the fees related to software licenses will generally be recognized in the current period, while the portion of the fees related to services is recognized as the services are performed. The Company allocates a portion of contractual license fees to post-contract support activities covered under the contract including first year maintenance, installation assistance and limited training services. In addition, the Company also allocates a portion of the contractual license fees to future unspecified upgrade rights. Revenues from maintenance agreements and upgrade rights are recognized ratably over a three-month period, and a one-year period, respectively.

Advertising Costs: Advertising costs are expensed as incurred and totaled $757,000, $481,000 and $409,000 in 2000, 1999 and 1998 respectively.

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

The shares used for basic earnings per common share and diluted earnings per common share are reconciled as follows:

(000's omitted)                                                                   2000              1999             1998
--------------------------------------------------------------------------------------------------------------------------
Average shares outstanding
      for basic earnings per share                                               7,930             6,656            6,602
Dilutive effect of stock options                                                   301               237               45
                                                                             ---------------------------------------------
Average shares outstanding
      for diluted earnings per share                                             8,231             6,893            6,647
                                                                             =============================================

Reclassifications: Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2000 presentation.

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

Stock Option Plans: As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company measures compensation expense for its stock-based compensation plans using the intrinsic method prescribed by Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." In accordance with SFAS 123, the Company has provided, in Note J, the pro forma disclosures of the effect on net income and earnings per share as if SFAS 123 had been applied in measuring compensation expense for all periods presented.

Segment Reporting: Effective October 2, 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS 131). This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 did not affect results of operations or financial position, but did affect the disclosure of segment information (see Note L).

Comprehensive Income: The Company computes comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities. Comprehensive income was equal to net income for the years ended October 2, 1999 and September 26, 1998 since there were no other elements of comprehensive income.

Recent Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133, effective for years beginning after June 15, 2000, is not expected to have a material effect on the Company's financial statements.

In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin
(SAB) 101, Revenue Recognition in Financial Statements, which must be adopted no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. The Company is currently evaluating the effects of implementing this SAB, but it is not expected to have a material effect on the Company's financial statements.

In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25). Interpretation 44 clarifies guidance for certain issues that arose in the application of APB 25. Areas of focus within Interpretation 44 include repricings, modifications to extend the option term, change of grantee status, modifications to accelerate vesting and options exchanged in a purchase business combination. Interpretation 44 will be applied prospectively to new awards, modifications to outstanding awards, and changes in employee status on or after October 1, 2000.


NOTE B-MERGER

On October 15, 1999, the Company acquired Pinpoint in a business combination accounted for as a pooling of interests. Pinpoint, which creates, develops and manufactures advanced information technology software, exclusively focused on the emergency medical services (EMS) market, became a wholly owned subsidiary of the Company through the exchange of approximately 433,000 shares of the Company's common stock for all of the outstanding stock of Pinpoint. In January 1999, Pinpoint distributed cash to the stockholders of Pinpoint. All of the cash distributed was contributed to newly formed Pinpoint Property Management LLC, and used to fund the equity needed to acquire an office building (see Note G).

Summarized results of operations of the separate companies for the preceding two years are as follows (in thousands):

                                                                                  ZOLL          PINPOINT         COMBINED
------------------------------------------------------------------------------------------------------------------------------------
Year ended October 2, 1999
      Net sales                                                                $73,977            $4,705          $78,682
      Net income                                                                 4,081             1,358            5,439
Year ended September 26, 1998
      Net sales                                                                $55,080            $2,440          $57,520
      Net income                                                                    43               630              673


An adjustment of $140,000 is reflected in the consolidated Statements of Stockholders' Equity to eliminate the effect of including Pinpoint's results of operations for the three months ended December 31, 1997, in both the years ended September 27, 1997 and September 26, 1998.

The following unaudited pro forma information has been prepared assuming Pinpoint had been acquired as of the beginning of the periods presented. The pro forma information is presented for informational purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of those dates. In addition, the pro forma information is not intended to be a projection of future results and does not reflect synergies resulting from the integration of Pinpoint and the Company's Westech business.

(000's omitted, except per share data)                                                                               1999
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                                         $78,682
Net income                                                                                                         $4,775
Basic earnings per common share                                                                                     $0.72
Diluted earnings per common share                                                                                   $0.69


The following table reconciles the combined net income of the Company and Pinpoint to the pro forma net income:

(000's omitted)                                                                                                      1999
------------------------------------------------------------------------------------------------------------------------------------
Combined net income                                                                                                $5,439
Pro forma income tax adjustment on Pinpoint's
      S Corporation earnings                                                                                          392
Pro forma incremental operating costs                                                                                 272
                                                                                                                   ------
Pro forma net income                                                                                               $4,775
                                                                                                                   ======




The pro forma income tax adjustment assumes Pinpoint was a taxable entity subject to tax at ZOLL's incremental tax rate for the periods presented. The pro forma operating expenses were incurred as a result of the merger.

NOTE C-MARKETABLE SECURITIES

Marketable securities and debt securities are classified as available-for-sale at September 30, 2000. There were no investments in marketable securities at October 2, 1999. At September 30, 2000, available-for-sale securities consisted of:

(000's omitted)
-----------------------------------------------------------------------------------------------------------
US Treasury Bonds                                                                                   $17,566
Corporate Obligations                                                                                16,708
Repurchase Agreements                                                                                17,549
                                                                                                    -------
                                                                                                    $51,823
                                                                                                    =======


The securities are carried at fair value, with unrealized gains and losses reported in a separate component of stockholders' equity. At September 30, 2000, the difference between the cost basis and the estimated market value on the security portfolio amounted to a $177,000 gain. The maturity periods on the majority of securities held is within one year, with $16,352,000 maturing in one to five years. The cost of securities sold is based on the specific identification method. Realized gains and losses, and declines in value judged to be other than temporary, are included in investment income.


NOTE D-INVESTMENTS

During 1996, the Company invested $2 million in the common stock of Lifecor, Inc. As of September 30, 2000 and October 2, 1999, this investment represented approximately 3.8% and 6.0% of Lifecor's outstanding common stock, respectively. The Company accounts for this investment at cost, which approximates market. This investment is included in other assets on the balance sheet.

NOTE E-PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

                                                                                                 SEPT. 30,       OCT. 2,
(000's omitted)                                                                                       2000          1999
------------------------------------------------------------------------------------------------------------------------
Deferred income taxes-Note H                                                                         $1,403       $1,522
Prepaid income taxes                                                                                  1,399           --
Other                                                                                                   687          774
                                                                                                     -------------------
Total prepaid expenses and other current assets                                                      $3,489       $2,296
                                                                                                     ===================


NOTE F-ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued liabilities consist of:

                                                                                                 SEPT. 30,       OCT. 2,
(000's omitted)                                                                                       2000          1999
-------------------------------------------------------------------------------------------------------------------------
Accrued salaries and wages and related expenses                                                      $2,820       $2,588
Accrued warranty expense                                                                              1,311        1,133
Accrued income taxes                                                                                     --        1,164
Other accrued expenses                                                                                2,678        2,596
                                                                                                     -------------------
Total accrued expenses and other liabilities                                                         $6,809       $7,481
                                                                                                     ===================

NOTE G-INDEBTEDNESS

The Company maintains an unsecured working capital line of credit with its bank. This line of credit bears interest at the bank's base rate of 8.59% at September 30, 2000. The full amount of the line ($12.0 million) was available to the Company at September 30, 2000.

In 1994, the Company purchased land and building, which replaced leased operating facilities, for $900,000. The land and building were mortgaged under a $900,000 bank note bearing interest at 8.2%. During the year ended September 30, 2000, the Company repaid the entire balance of the outstanding mortgage note payable.

Also included in long-term debt is a promissory note (the Note) entered into in March 1999 by Pinpoint in order to acquire an office building. The Note bears interest at 7.95% per annum, is due in monthly installments of approximately $18,000 with final payment due March 2014. During the year ended September 30, 2000, the Company repaid the entire balance of the Note.

At October 2, 1999, long-term debt consisted of:

(000's omitted)
--------------------------------------------------------------------------------------------------------
Mortgage notes payable                                                                            $2,233
Less current portion                                                                                 164
                                                                                                  ------
                                                                                                  $2,069
                                                                                                  ======



NOTE H-INCOME TAXES

The provision for income taxes consists of the following:

(000's omitted)                                                                   2000              1999             1998
--------------------------------------------------------------------------------------------------------------------------
Federal:
      Current                                                                   $4,262            $1,941            $(277)
      Deferred                                                                     167               (58)             194
                                                                                ------------------------------------------
                                                                                 4,429             1,883              (83)
                                                                                ------------------------------------------
State:
      Current                                                                      712               370              107
      Deferred                                                                      28               (18)              (6)
                                                                                ------------------------------------------
                                                                                   740               352              101

Foreign:
      Current                                                                       --                37               --
      Deferred                                                                      --              (262)              --
                                                                                ------------------------------------------
                                                                                    --              (225)              --
                                                                                ------------------------------------------
                                                                                $5,169            $2,010              $18
                                                                                ==========================================



The following table shows income (loss) before taxes:

(000's omitted)                                                                   2000              1999             1998
--------------------------------------------------------------------------------------------------------------------------
Domestic                                                                       $14,433            $6,479             $821
Foreign                                                                           (462)              970             (130)
                                                                               -------------------------------------------
                                                                               $13,971            $7,449             $691
                                                                               ===========================================




The income taxes recorded differed from the statutory federal income tax rate due to:

(000's omitted)                                                                   2000              1999             1998
--------------------------------------------------------------------------------------------------------------------------
Statutory income taxes                                                          $4,896            $2,132              $21
Tax credits, federal and state                                                    (299)              (48)              --
State income taxes, net of federal benefit                                         500               229               32
Unbenefited (benefited) foreign loss                                                --              (262)              --
Permanent differences                                                              (25)               35               35
Other                                                                               97               (76)             (70)
                                                                                ------------------------------------------
                                                                                $5,169            $2,010              $18
                                                                                ==========================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follow:

                                                                                               SEPT. 30,          OCT. 2,
(000's omitted)                                                                                     2000             1999
--------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
      Accounts receivable and inventory                                                             $898             $999
      Net operating loss carryforwards                                                                --               68
      Product warranty accruals                                                                      506              408
      Purchased research and development                                                             279              297
      Other liabilities                                                                              445              258
                                                                                               ---------------------------
                Total deferred tax assets                                                          2,128            2,030

Deferred tax liabilities:
      Accelerated tax depreciation                                                                   867              712
      Prepaid expenses                                                                               281              143
                                                                                               ---------------------------
                Total deferred tax liabilities                                                     1,148              855
                                                                                               ---------------------------
                Net deferred tax asset                                                              $980           $1,175
                                                                                               ===========================

Prior to the merger Pinpoint elected to be taxed under the Subchapter S provisions of the Internal Revenue Code. Accordingly, Pinpoint's income or loss was included in the stockholders' individual income tax returns.

NOTE I-COMMITMENTS AND CONTINGENCIES

In the course of normal operations, the Company is involved in litigation arising from commercial disputes and claims from former employees which management believes will not have a material impact on the Company's financial position or its results of operations.

The Company leases certain office and manufacturing space under operating leases. Listed below are the future minimum rental payments required under operating leases with non-cancelable terms in excess of one year at September 30, 2000.

                                                                                                    2001             $431
                                                                                                    2002              404
                                                                                                    2003              323
                                                                                                    2004               38
                                                                                                    2005               32
                                                                                                    ---------------------
                                                                                                                   $1,228

The Company's office leases are subject to adjustments based on actual floor space occupied. The leases also require payment of real estate taxes and operating costs. In addition to the office leases, the Company leases automobiles for business use by a portion of the sales force. Total rental expense under operating leases for 2000, 1999, and 1998 was approximately $1,059,000, $907,000 and $728,000, respectively.

NOTE J-STOCKHOLDER'S EQUITY

Preferred Stock: The Board of Directors is authorized to fix the designations, relative rights, preferences and limitations on the Preferred Stock at the time of issuance. On June 8, 1998, the Company's Board of Directors adopted a Shareholder Rights Plan. In connection with the Shareholder Rights Plan, the Board of Directors declared a dividend distribution of one Preferred Stock purchase right for each outstanding share of Common Stock to stockholders of record as of the close of business day on June 9, 1998. Initially, these rights are not exercisable and trade with the shares of ZOLL's Common Stock. Under the Shareholder Rights Plan, the rights generally become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of the Common Stock of ZOLL, if a person who owns 10% or more of the Common Stock of ZOLL is determined to be an "adverse person" by the Board of Directors or if a person commences a tender offer that would result in that person owning 15% or more of the Common Stock of ZOLL. Under the Shareholder Rights Plan, a shareholder of ZOLL who beneficially owns 15% or more of the Company's Common Stock as of June 9, 1998 generally will be deemed an "acquiring person" if such shareholder acquires additional shares of the Company's Common Stock. In the event that a person becomes an "acquiring person" or is declared an "adverse person" by the Board, each holder of a right (other than the acquiring person or the adverse person) would be entitled to acquire such number of shares of Preferred Stock which are equivalent to ZOLL Common Stock having a value of twice the then-current exercise price of the right. If ZOLL is acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's Common Stock having a value twice the exercise price of the right.

Sale of Common Stock: During 2000, the Company completed a secondary offering of 1,725,000 shares of common stock in exchange for net proceeds of approximately $67 million, net of $5 million for underwriters discounts and other expenses incurred with the offering.

Stock Purchase Rights: On September 25, 1995, Pinpoint granted employee stock purchase rights which entitled the employee to obtain 3% of the then existing shares at a nominal price. The stock purchase rights vest 25% at the end of one year of employment, another 25% vesting over the next three years, and the remaining 50% vesting over the next six years. The rights to purchase 12,650 shares of common stock automatically vested upon the acquisition of Pinpoint. As of September 30, 2000, the rights to purchase 3,650 shares of common stock had not been exercised.

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

The number of shares authorized for these plans was 2,545,000. Approximately 1,244,000 shares of Common Stock are reserved for issuance under the Company's stock option plans as of September 30, 2000.

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

(000's omitted, except per share data)                                            2000              1999             1998
-------------------------------------------------------------------------------------------------------------------------
Net income-as reported                                                          $8,802            $5,439            $ 673
Net income pro forma                                                            $7,618            $4,956            $ 313
Basic earnings per common share-as reported                                     $ 1.11            $ 0.82            $0.10
Diluted earnings per common and equivalent
      share-as reported                                                         $ 1.07            $ 0.79            $0.10
Basic earnings per common share-pro forma                                       $ 0.96            $ 0.74            $0.05
Diluted earnings per common and equivalent
      share-pro forma                                                           $ 0.93            $ 0.72            $0.05


The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998:

(000's omitted)                                                                   2000              1999             1998
-------------------------------------------------------------------------------------------------------------------------
Dividend yield                                                                      0%                0%               0%
Expected volatility                                                              5.86%             6.56%            6.48%
Risk-free interest rate                                                          6.21%             5.11%            4.53%
Expected lives                                                                 5 years           5 years          5 years


Activity as to stock options under the two plans is as follows:

                                                        2000                            1999                         1998
-------------------------------------------------------------------------------------------------------------------------

                                                   WEIGHTED-                       WEIGHTED-                    WEIGHTED-
                                                     AVERAGE                         AVERAGE                     AVERAGE
                                                    EXERCISE                        EXERCISE                    EXERCISE
(000's omitted, except per share data)   SHARES        PRICE            SHARES         PRICE         SHARES        PRICE
-------------------------------------------------------------------------------------------------------------------------
Outstanding at the beginning
        of the year                         866       $ 7.98               909        $ 7.23            793       $11.02
Granted during the year                     368        32.41               253         10.11            214         7.08
Exercised during the year                  (298)        7.16              (147)         7.70             --           --
Cancelled during the year                  (103)       12.51              (149)         6.06            (98)        9.05
                                         --------------------------------------------------------------------------------
Outstanding at the end of
        the year                            833       $19.94               866        $ 7.98            909       $ 7.23
                                         ================================================================================
Available for grant at the
        end of the year                     411                            341                          145


Weighted-average fair value
         of options granted
        during the year                               $17.87                           $6.83                       $4.12

Weighted-average exercise
        price of options
        exercisable at the
        end of the year                               $ 7.71                           $7.14                       $7.20

The following table summarizes information about stock options outstanding at September 30, 2000.



(000's omitted, except per share data)      OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------------------------

                                        WEIGHTED-AVERAGE
RANGE OF                     NUMBER             REMAINING      WEIGHTED-AVERAGE             NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICE          OUTSTANDING      CONTRACTUAL LIFE        EXERCISE PRICE        EXERCISABLE        EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------
$0.020                            4            9.04 years                $ 0.02                 --                    --
$3.690-$8.750                   334            6.79 years                $ 7.29                246                $ 7.18
$9.000-$12.313                  144            8.49 years                $11.01                 38                $10.90
$25.875                         170            9.04 years                $25.88                 --                    --
$32.188-$38.250                 136            9.80 years                $37.02                 --                    --
$43.125                          30            9.89 years                $43.13                 --                    --
$51.250                          15            9.57 years                $51.25                 --                    --
------------------------------------------------------------------------------------------------------------------------
                                833                                                            284
========================================================================================================================


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


NOTE K-EMPLOYEE BENEFIT PLAN

Defined contribution retirement plan--ZOLL has a defined contribution retirement plan which contains a "401 (k)" program for all employees with three months of service who have attained 21 years of age. Participants in the Plan may contribute up to 15% of their eligible compensation. Effective January 1, 2000, the Plan was amended to provide for an employer match of 25% of the employee contribution up to 7% of eligible compensation. Prior to January 1, 2000, the Company made discretionary contributions. The Company contributed $125,000 to the Plan in 2000 and $100,000 in 1999 and 1998.

401 (k) Salary Deferral Plan--Beginning in 1998, Pinpoint has maintained a retirement savings plan (the Plan) pursuant to which eligible employees may defer compensation for income tax purposes under section 401 (k) of the Internal Revenue code of 1986. Participants in the Plan may contribute up to 15% of their eligible compensation which are matched by the company at 50% of the employee contribution up to 6% of eligible compensation. Pinpoint may make discretionary matching contributions to the Plan in an amount determined by its Board of Directors. Pinpoint recorded expense related to the Plan of approximately $55,000, $29,000 and $11,000 in 2000, 1999 and 1998, respectively.


NOTE L-SEGMENT AND GEOGRAPHIC INFORMATION

Segment Information: The Company reports revenue information to the chief operating decision maker for four operating segments, determined on the type of customer or product. These segments consist of (1) the sale of cardiac resuscitation devices and accessories to the North American hospital market, (2) the sale of the same items and data collection management software to North American prehospital market, (3) the sale of disposable/other products in North America, (4) the sale of cardiac resuscitation devices and accessories and disposable electrodes to the international market. Each of these segments has similar characteristics, manufacturing processes, distribution and marketing strategies, as well as a similar regulatory environment.

In order to make operating and strategic decisions, ZOLL's chief operating decision maker evaluates revenue performance based on the worldwide revenues of each segment and, due to shared infrastructures, profitability based on an enterprise-wide basis. Net sales by segment were as follows:

(000's omitted)                                                                   2000              1999             1998
-------------------------------------------------------------------------------------------------------------------------
Hospital Market-North America devices                                         $ 40,555           $30,868          $19,962
Prehospital Market-North America devices                                        27,930            19,115           14,914
Other-North America                                                             16,254            15,035           12,841
International Market-excluding
North America                                                                   21,597            13,664            9,803
                                                                              -------------------------------------------

                                                                              $106,336           $78,682          $57,520
                                                                              ===========================================


The Company reports assets on a consolidated basis to the chief operating decision maker.

Geographic information: Net sales by major geographical area, determined on the basis of destination of the goods, are as follows:

(000's omitted, except per share data)                                            2000              1999             1998
--------------------------------------------------------------------------------------------------------------------------
United States                                                                 $ 79,143           $63,838          $46,952
Foreign                                                                         27,193            14,844           10,568
                                                                              --------------------------------------------
                                                                              $106,336           $78,682          $57,520
                                                                              ============================================


In each of the years in the three year period ended September 30, 2000, no single customer represented over 10% of the Company's consolidated net sales.


NOTE M-QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2000 and 1999 is as follows:

                                                                                 QUARTER  ENDED
                                                       JAN. 1,          APRIL 1,           JUL. 1,              SEPT. 30,
(000's omitted, except per share data)                    2000              2000              2000                   2000
-------------------------------------------------------------------------------------------------------------------------
2000

Net sales                                              $24,435           $25,654           $27,442                $28,805
Gross profit                                            13,592            14,525            15,115                 16,753
Income from operations                                   2,235             2,622             3,260                  4,051
Net income                                               1,364             1,783             2,543                  3,112
Basic earnings per common share                        $  0.20           $  0.24           $  0.29                $  0.35
Diluted earnings per common
      and equivalent share                             $  0.19           $  0.23           $  0.28                $  0.34


                                                       JAN. 2,           APRIL 3,           JUL. 3,                OCT. 2,
(000's omitted, except per share data)                   1999*              1999              1999                   1999
-------------------------------------------------------------------------------------------------------------------------
1999

Net sales                                              $16,056           $17,941           $20,812                $23,872
Gross profit                                             9,524            10,502            12,314                 13,856
Income from operations                                     876             1,283             2,073                  3,262
Net income                                                 702               936             1,534                  2,267
Basic earnings per common share                        $  0.11           $  0.14           $  0.23                $  0.34
Diluted earnings per common
      and equivalent share                             $  0.10           $  0.14           $  0.22                $  0.32
Pro forma diluted earnings per common
      share and share equivalent**                     $  0.09           $  0.12           $  0.19                $  0.30



*Quarter contains 14 weeks

**Pro forma adjustments have been made to the historical results to include operating costs which are expected to be incurred as a result of the Pinpoint merger and income tax expense, assuming that Pinpoint was a taxable entity subject to ZOLL's incremental tax rate.

================================================================================

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System under the symbol "ZOLL." The following table sets forth the high and low sales prices during the fiscal quarters specified:

                                                                                   SALES PRICES
                                                                        2000                                1999
                                                                HIGH               LOW              HIGH              LOW
-------------------------------------------------------------------------------------------------------------------------
First Quarter                                               $ 41-3/8          $ 22-5/8         $ 11-7/16         $ 7-1/16
Second Quarter                                                63-3/4           33-3/16            12-3/4            8-1/2
Third Quarter                                                59-1/16                37            12-7/8                9
Fourth Quarter                                                    54           32-3/16          31-13/16           11-7/8



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

WARD M. HAMILTON
Vice President, Marketing

E. J. JONES
Vice President, International Sales

DONALD R. BOUCHER
Vice President, Research & Development

STEVEN K. FLORA
Vice President, North American Sales

JOHN BERGERON
Vice President & Corporate Treasurer

WILLARD M. BRIGHT
Director & Chairman Emeritus

THOMAS M. CLAFLIN(1)
Director

M. STEPHEN HEILMAN, M.D.(1)
Director

DANIEL M. MULVENA(2)
Director

DR. JAMES W. BIONDI(2)
Director

BENSON F. SMITH(1)
Director

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

TRANSFER AGENT

State Street Bank and Trust Company
C/O Equiserve
P.O. Box 9187
Canton, Massachusetts 02021-9187
1-877-282-1169

GENERAL COUNSEL

Goodwin, Procter & Hoar LLP
Boston, Massachusetts

INDEPENDENT AUDITORS

Ernst & Young LLP
Boston, Massachusetts

ANNUAL MEETING

The annual meeting of stockholders will be held at 10 a.m. on February 8, 2001 at Goodwin, Procter and Hoar LLP, Conference Center, Exchange Place,
53 State Street, Boston, Massachusetts 02110.

INFORMATION REQUESTS

A copy of our Form 10-K, as filed with the Securities &
Exchange Commission, may be obtained upon written request to the Company at:

Stockholder Relations
ZOLL Medical Corporation
32 Second Avenue
Burlington, Massachusetts 01803-4420

ZOLL and Westech are registered trademarks of ZOLL Medical Corporation.