Form 10-K, Exhibit 13
period 2001-09-30
ZOLL MEDICAL CORPORATION
filed 2001-12-31
CIK 887568

                                                                    EXHIBIT 13.1

ZOLL MEDICAL CORPORATION FIVE YEAR FINANCIAL SUMMARY


                                                                          FISCAL YEAR
                                                 -----------------------------------------------------------------
(000's omitted, except per share data)               2001         2000           1999           1998        1997(1)
------------------------------------------------------------------------------------------------------------------

Income Statement Data:
Net sales                                        $119,202      $106,336      $ 78,682       $ 57,520      $ 57,833
Cost of goods sold                                 52,684        46,351        32,486         24,268        25,372
                                                 -----------------------------------------------------------------
Gross profit                                       66,518        59,985        46,196         33,252        32,461
Expenses:
      Selling and marketing                        38,208        31,238        24,364         20,152        18,484
      General and administrative                    9,605         8,606         7,422          6,239         6,749
      Research and development                     10,231         7,973         6,916          6,583         6,430
                                                 -----------------------------------------------------------------
           Total expenses                          58,044        47,817        38,702         32,974        31,663
                                                 -----------------------------------------------------------------
Income from operations                              8,474        12,168         7,494            278           798
Net investment income (expense)                     3,139         1,803           (45)           413           355
                                                 -----------------------------------------------------------------
Income before income taxes                         11,613        13,971         7,449            691         1,153
Provision for income taxes                          4,051         5,169         2,010             18           266
                                                 -----------------------------------------------------------------
Net income                                       $  7,562      $  8,802      $  5,439       $    673      $    887
                                                 =================================================================
Basic earnings per common share                  $   0.85      $   1.11      $   0.82       $   0.10      $   0.13
Weighted average common
      shares outstanding                            8,847         7,930         6,656          6,602         6,602
                                                 -----------------------------------------------------------------
Diluted earnings per common and
      equivalent share                           $   0.83      $   1.07      $   0.79       $   0.10      $   0.13
Weighted average common and
      equivalent shares outstanding                 9,097         8,231         6,893          6,647         6,650
                                                 =================================================================
Pro forma information(2):

      Historical income before taxes                                         $  7,449
      Pro forma incremental operating costs                                       272
                                                                             --------
      Pro forma income before income taxes                                      7,177
      Pro forma provision for income taxes                                      2,402
                                                                             --------
      Pro forma net income                                                   $  4,775
                                                                             --------
      Pro forma diluted earnings per share                                   $   0.69
                                                                             --------

Balance Sheet Data:
Working capital                                  $109,660      $101,991      $ 26,728       $ 21,678      $ 24,361
Total assets                                     $144,388      $137,808      $ 59,687       $ 46,656      $ 45,013
Total long-term debt, excluding
      current portion                                  --            --      $  2,069       $    446      $    565
Stockholders' equity                             $131,437      $122,416      $ 41,222       $ 34,787      $ 34,463



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

2001 COMPARED TO 2000

Our net sales increased 12% in fiscal 2001 to a record $119.2 million, up from $106.3 million in the prior year, reflecting continued acceptance of the full featured M Series platform across each of our markets. This increase also reflects an increase in the sale of monitoring parameters available on our M Series platform, and the effects of an expanded sales force in North America and Europe.

Net sales to the North American market increased 11% to $93.9 million in fiscal 2001 from $84.7 million in fiscal 2000. Within North America, equipment sales to the pre-hospital market increased 32% to $36.9 million, reflecting increased penetration of the M Series platform and the sale of additional monitoring parameters. Equipment sales in the North American hospital market decreased 5% to $38.6 million as compared to $40.6 million in the prior year. We believe this decrease reflects the fact that some customers accelerated prior year shipments as a result of their Y2K preparation programs. We also believe this decrease reflected uncertainty regarding the current state of the U.S. economy which affected our customers' capital spending. Our sales in the International market increased 17% from the prior year to a record level of $25.3 million, reflecting strong gains in our European, Far East, and Latin American markets as we increased market share.

Gross margins for fiscal 2001 decreased slightly to 55.8%, from 56.4% in fiscal 2000. This decrease reflects the fact that internationalrevenues, which include sales to distributors and typically carry lower gross margins, grew faster than North American revenues.

Selling and marketing costs amounted to $38.2 million for fiscal 2001 compared to $31.2 million for fiscal 2000, an increase of 22%. Our selling and marketing costs as a percentage of sales increased from 29% in fiscal 2000 to 32% in fiscal 2001. This increase reflected an increase in the number of our North American pre-hospital sales people and regional managers. We also increased our marketing expenditures to support sales of our low-energy biphasic waveform and additional monitoring parameters on our M Series platform. Internationally we have continued to expand our direct sales force in Germany and opened a new direct sales operation in France.

Research and development expenses increased to $10.2 million in fiscal 2001, a 28% increase over the previous year. Research and development expenses as a percentage of sales increased from 8% in fiscal 2000 to 9% in fiscal 2001. These increases resulted primarily from costs associated with developing our new ZOLL AED Plus, a product targeted at the rapidly growing public access defibrillation
(PAD) market. Expenses also reflect the cost of developing our new M Series CCT, a high-end defibrillator with full monitoring capabilities for the transfer of critically ill patients. This is the first time we have introduced two new products at the same time.

General and administrative expenses increased to $9.6 million in fiscal 2001, a 12% increase over the prior year. This increase primarily results from an increase in staff to support the Company's growth, including positions in our MIS, Human Resources and Credit and Collections departments.

Investment income increased to $3.1 million in fiscal 2001, up from $2.0 million in the previous year. This increase was due to the increase in average cash and marketable security balances over the prior year partially offset by a decline in interest rates.

Our effective income tax rate declined from 37% in fiscal 2000 to 35% fiscal 2001. This decrease in our effective tax rate reflected lower state income taxes and utilization of research and development credits.

2000 COMPARED TO 1999

Net sales reached record levels, increasing 35% from the prior year to $106.3 million, reflecting continued acceptance and increased penetration of the full featured M Series platform across each of our markets. Our continued sales growth reflected an increase in the size of the North American sales force as well as strong shipments to the International market.

We experienced 30% annual sales growth over 1999 in the North American market as sales reached $84.7 million. Within North America, equipment sales to the prehospital and hospital markets increased 46% and 31%, to $27.9 million and $40.6 million, respectively. Sales in the International market increased 58% from the prior year to a record level of $21.6 million, reflecting continued widespread geographic growth. International sales in 2000 benefited from shipments related to a significant contract to provide AED's to the German Army.

Gross margin of 56.4% decreased from 1999 reflecting volume pricing on German Army shipments. In addition, gross margin was also reduced as the rate of capital equipment revenue growth exceeded that of our higher margin electrodes and data management products. The decrease was partially offset by increased sales of new monitoring parameters, which we added to our M Series platform.

Selling and marketing costs increased 28% over the prior year due to the increase in size of our North American and International sales forces. Selling and marketing costs as a percentage of sales decreased from 31% to 29%. In the North American market, sales productivity increased as a result of increasing our total number of sales people and reducing the size of individual sales territories. Our international expenses increased primarily reflecting the expansion of our direct sales force in Europe, including Germany, the Netherlands and Scotland.

Research and development expenses increased 15% from the prior year, reflecting continued development of our cardiac resuscitation equipment. Significant initiatives included spending on our biphasic technology, new monitoring parameters for our M Series platform as well as new product development for the public access market. Research and development expenses, as a percentage of sales, decreased from 9% to 8%, reflecting our higher level of sales.

General and administrative expenses decreased as a percentage of sales, from 9% to 8%, due to emphasis on expense controls and absorption of relatively fixed expenses by higher sales.

We recognized net investment income in 2000 compared to net investment expense in 1999, due to the increase in average cash balances from 1999 to 2000, largely reflecting investments in short-term debt and equity securities during the year. During 2000, we generated net proceeds of approximately $67 million from our secondary offering. Our effective income tax rate increased from 34% in 1999 to 37% in 2000. During 1999, our effective tax rate was reduced by the utilization of certain foreign net operating loss carry forwards.

LIQUIDITY AND CAPITAL RESOURCES

Our cash, cash equivalents and marketable securities increased from $55.8 million to $61.5 million, or approximately 10%, during fiscal 2001. Our cash and cash equivalents at September 30, 2001 totaled $45.3 million compared to $4.0 million at September 30, 2000. In addition, we had marketable securities amounting to $16.2 million at September 30, 2001 in comparison to $51.8 million at September 30, 2000. These balances reflect a move to shorter-term investments which have generally provided more attractive interest rates and liquidity than longer-term securities over the course of the year.

Cash provided by operating activities was $12.1 million in fiscal 2001 in comparison to cash used for operating activities of $4.8 million in fiscal 2000. The increase over the prior year is mainly attributable to a decrease in accounts receivable growth, reflecting improved cash collections, and a reduction in the rate of inventory growth.

Cash provided by investing activities was $28.6 million for fiscal 2001 in comparison to cash used for investing activities of $59.9 million in fiscal 2000. This increase mainly reflects the net movement of approximately $35.7 million of marketable securities into cash and cash equivalents over the course of fiscal 2001.

Cash provided by financing activities decreased to $0.8 million in comparison to $66.8 million in the previous year. This decrease primarily results from the effect of our secondary stock offering in fiscal 2000.

We maintain a working capital line of credit with our bank. Borrowings under this line bear interest at the bank's base rate (6.0% at September 30, 2001). The full amount of the line was available to us at September 30, 2001. Currently, we may borrow up to $12.0 million on a demand basis.

We expect that the combination of existing funds, cash generated from operations and our existing line of credit will be adequate to meet our operational liquidity and capital requirements for the foreseeable future.

SAFE HARBOR STATEMENTS

Certain statements contained herein constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission and within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Particularly, the Company's expectations regarding future operational liquidity and capital requirements are forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the length and severity of the current economic slowdown, the war on terrorism, the impact of a bioterror threat and its impact on capital spending budgets, the potential disruption in the transportation industry on the Company's supply chain and product distribution channels, and those other risks and uncertainties contained under the heading "Risk Factors" in the Company's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.

REPORT OF INDEPENDENT AUDITORS


BOARD OF DIRECTORS AND STOCKHOLDERS ZOLL MEDICAL CORPORATION

We have audited the accompanying consolidated balance sheets of ZOLL Medical Corporation as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZOLL Medical Corporation at September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP

November 6, 2001
Boston, Massachusetts

ZOLL MEDICAL CORPORATION CONSOLIDATED BALANCE SHEETS



                                                                      SEPT. 30,       SEPT. 30,
(000's omitted)                                                            2001            2000
-----------------------------------------------------------------------------------------------

ASSETS

Current assets:
      Cash and cash equivalents                                        $ 45,303        $  4,025
      Marketable securities                                              16,170          51,823
      Accounts receivable, less allowances of $2,780
                and $1,895 at September 30, 2001
                and 2000, respectively                                   37,155          37,325

      Inventories:
                Raw materials                                             7,561           7,762
                Work-in-process                                           2,334           2,749
                Finished goods                                           10,799           9,787
                                                                       ------------------------
                                                                         20,694          20,298

      Prepaid expenses and other current assets                           2,992           3,489
                                                                       ------------------------
                Total current assets                                    122,314         116,960

Property and equipment at cost:
      Land and building                                                   3,478           3,434
      Machinery and equipment                                            23,649          18,247
      Construction in progress                                            1,666           1,647
      Tooling                                                             5,779           5,268
      Furniture and fixtures                                              1,472           1,203
      Leasehold improvements                                              1,278           1,194
                                                                       ------------------------
                                                                         37,322          30,993

      Less accumulated depreciation                                      19,662          14,647
                                                                       ------------------------
                Net property and equipment                               17,660          16,346

Other assets, net of accumulated amortization of
      $1,337 and $1,011 at September 30, 2001 and
      2000, respectively                                                  4,414           4,502
                                                                       ------------------------
                                                                       $144,388        $137,808
                                                                       ========================
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Accounts payable                                                 $  5,224        $  8,140
      Accrued expenses and other liabilities                              7,430           6,829
                                                                       ------------------------
                Total current liabilities                                12,654          14,969

Deferred income taxes                                                       297             423

Commitments and contingencies

Stockholders' equity:
      Preferred stock, $.01 par value, authorized 1,000 shares, none issued and outstanding

      Common stock, $.02 par value, authorized 19,000 shares,
                8,884 and 8,798 issued and outstanding at
                September 30, 2001 and 2000, respectively                   178             176

      Capital in excess of par value                                     96,414          94,799
      Accumulated other comprehensive income                                 19             177
      Retained earnings                                                  34,826          27,264
                                                                       ------------------------
                Total stockholders' equity                              131,437         122,416
                                                                       ------------------------
                                                                       $144,388        $137,808
                                                                       ========================
See accompanying notes.

ZOLL MEDICAL CORPORATION CONSOLIDATED INCOME STATEMENTS


                                                                    YEAR ENDED
                                                     SEPT. 30,       SEPT. 30,         OCT. 2,
(000's omitted, except per share data)                    2001            2000            1999
----------------------------------------------------------------------------------------------

Net sales                                             $119,202        $106,336        $ 78,682
Cost of goods sold                                      52,684          46,351          32,486
                                                      ----------------------------------------
Gross profit                                            66,518          59,985          46,196
Expenses:
      Selling and marketing                             38,208          31,238          24,364
      General and administrative                         9,605           8,606           7,422
      Research and development                          10,231           7,973           6,916
                                                      ----------------------------------------
      Total expenses                                    58,044          47,817          38,702
                                                      ----------------------------------------
Income from operations                                   8,474          12,168           7,494
Investment income                                        3,140           2,015             124
Interest expense                                             1             212             169
                                                      ----------------------------------------
Income before income taxes                              11,613          13,971           7,449
Provision for income taxes                               4,051           5,169           2,010
                                                      ----------------------------------------
Net income                                            $  7,562        $  8,802        $  5,439
                                                      ========================================
Basic earnings per common share                       $   0.85        $   1.11        $   0.82

Weighted average common
      shares outstanding                                 8,847           7,930           6,656
                                                      ----------------------------------------
Diluted earnings per common and
      equivalent share                                $   0.83        $   1.07        $   0.79

Weighted average common and
      equivalent shares outstanding                      9,097           8,231           6,893
                                                      ========================================

Unaudited pro forma information (Note B):

      Historical income before taxes                                                  $  7,449
      Pro forma incremental operating expenses                                             272
                                                                                      --------
      Pro forma income before income taxes                                               7,177
      Pro forma provision for income taxes                                               2,402
                                                                                      --------
      Pro forma net income                                                            $  4,775
                                                                                      --------
      Pro forma diluted earnings per share                                            $   0.69
                                                                                      ========

See accompanying notes.

'

ZOLL MEDICAL CORPORATION STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME


                                                                         CAPITAL IN      ACCUMULATED                       TOTAL
                                                     COMMON               EXCESS OF    COMPREHENSIVE    RETAINED    STOCKHOLDERS'
(000'S OMITTED)                                      SHARES     AMOUNT    PAR VALUE           INCOME    EARNINGS          EQUITY
--------------------------------------------------------------------------------------------------------------------------------
Balance at September 26, 1998                         6,602       $132      $20,683            $  --     $13,972         $34,787

      Exercise of stock options                         147          3        1,129                                        1,132

      Tax benefit realized upon
                exercise of stock options                                       628                                          628

      Initial capitalization of Pinpoint
                Property Management, LLC                 23          1           (1)                                          --

      Contributions by Pinpoint
                Technologies, Inc shareholders                                                               550             550

      Distributions by Pinpoint
                Technologies, Inc                                                                         (1,314)         (1,314)

      Net income                                                                                           5,439           5,439
                                                      --------------------------------------------------------------------------
Balance at October 2, 1999                            6,772        136       22,439               --      18,647          41,222

      Exercise of stock options                         298          6        2,143                                        2,149

      Tax benefit realized upon
                exercise of stock options                                     3,096                                        3,096

      Stock compensation                                  3                      77                                           77

      Proceeds from sale of common
                stock, net of expenses                1,725         34       67,044                                       67,078

      Distributions by Pinpoint
                Technologies, Inc                                                                           (185)           (185)

      Comprehensive income:
                Net income                                                                                 8,802           8,802
                Unrealized gain on
                     available-for-sale securities                                               177                         177
                                                                                                                        --------
      Total comprehensive income                                                                                           8,979
                                                      --------------------------------------------------------------------------
Balance at September 30, 2000                         8,798        176       94,799              177      27,264         122,416

      Excercise of stock options                         86          2          798                                          800

      Tax benefit realized upon
                excercise of stock options                                      817                                          817

      Comprehensive income:

                Net income                                                                                 7,562           7,562

                Unrealized gain on
                      available-for-sale securities                                                6                           6

                Cumulative foreign currency
                      translation adjustment                                                    (164)                       (164)
                                                                                                                        --------
      Total comprehensive income                                                                                           7,404
                                                      --------------------------------------------------------------------------
Balance at September 30, 2001                         8,884       $178      $96,414            $  19     $34,826        $131,437
                                                      ==========================================================================

See accompanying notes.

ZOLL MEDICAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                     YEAR ENDED
                                                                    SEPT. 30,        SEPT. 30,          OCT. 2,
(000'S OMITTED)                                                          2001             2000             1999
---------------------------------------------------------------------------------------------------------------
Operating activities:
      Net income                                                     $  7,562         $  8,802         $  5,439
Charges not affecting cash:
      Depreciation and amortization                                     6,258            4,283            3,035
      Issuance of common stock for services                                --               77               --
      Tax benefit from the exercise of stock options                      817            3,096              628
      Accounts receivable allowances                                      885             (201)           1,294
      Inventory reserve                                                   833              372              129
      Realized gain on sale of marketable securities                     (431)              --               --
      Provision for warranty expense                                      123              178              180
      Deferred income taxes                                               (46)             195             (339)
Changes in current assets and liabilities:
      Accounts receivable                                                (871)         (11,660)         (12,129)
      Inventories                                                      (1,239)          (7,474)          (3,920)
      Prepaid expenses and other current assets                           417           (1,312)           1,358
      Accounts payable and accrued expenses                            (2,186)          (1,114)           4,686
                                                                     ------------------------------------------

Net cash provided by (used in) operating activities                    12,122           (4,758)             361

Investing activities:
      Additions to property and equipment, net                         (7,246)          (7,006)          (3,530)
      Purchase of marketable securities                               (19,106)         (59,646)            (419)
      Proceeds from sales and maturities
                of marketable securities                               55,196            8,000              419
      Other assets, net                                                  (238)          (1,215)            (402)
                                                                     ------------------------------------------

Net cash provided by (used in) investing activities                    28,606          (59,867)          (3,932)

Financing activities:
      Exercise of stock options                                           800            2,149            1,132
      Repayment of long-term debt                                         (20)          (2,213)            (497)
      Proceeds from sale of common stock,
                net of expenses                                            --           67,078               --
      Distributions to stockholders                                        --             (185)          (1,314)
      Contributions from stockholders                                      --               --              550
                                                                     ------------------------------------------
Net cash provided by (used in) financing activities                       780           66,829             (129)
Effect of exchange rates on cash and cash equivalents                    (230)              --               --
                                                                     ------------------------------------------
Net increase (decrease) in cash                                        41,278            2,204           (3,700)


Cash and cash equivalents at beginning of year                          4,025            1,821            5,521
                                                                     ------------------------------------------
Cash and cash equivalents at end of year                             $ 45,303         $  4,025         $  1,821
                                                                     ==========================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
      Cash paid during the year:
                Income taxes                                         $  2,519         $  4,243         $    555
                Interest                                                    1              212              169

      Non-cash transaction:
                Long-term debt incurred in purchase of assets              --               --         $  1,800

See accompanying notes.

ZOLL MEDICAL CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

Business Combination: As described in Note B, on October 15, 1999, the Company acquired Pinpoint Technologies, Inc. and Pinpoint Property Management LLC (Pinpoint, individually and collectively) in a business combination accounted for as a pooling of interests. The accompanying consolidated financial statements reflect the combined historical results of the Company and of Pinpoint for all periods presented.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year: In October of 2000, the Company changed its fiscal year end to the Sunday closest to September 30. The year ended October 2, 1999 included 53 weeks, and the years ended September 30, 2001 and 2000 included 52 weeks.

Cash and Cash Equivalents: The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Substantially all cash and cash equivalents are invested in a money market investment account. These amounts are stated at cost, which approximates market.

Marketable Securities: The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 establishes the accounting and reporting requirements for all debt securities and for investments in equity securities that have readily determinable fair values. All marketable securities must be classified as one of the following: held-to-maturity, available-for-sale, or trading. The Company classifies its marketable securities as available-for-sale and, as such, carries the investments at fair value, with unrealized holding gains and losses reported in stockholders' equity as a separate component of accumulated other comprehensive income. The cost of securities sold is based on the specific identification method. Realized gains and losses, and declines in value judged to be other than temporary, are included in investment income.

Concentration of Risk: The Company sells its products primarily to hospitals, emergency care providers and universities. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral.

In addition, the Company sells its products to the international market. Although the Company does not foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the national economies of the customers to which it sells. In order to hedge the risk of loss in geographical areas with historical credit risks, in some cases the Company requires letters of credit from its foreign customers. Export sales accounted for 26%, 26% and 19% of the Company's total revenues in 2001, 2000 and 1999, respectively.

The Company maintains reserves for potential trade receivable credit losses, and such losses historically have been within management's expectations.

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

Financial Instruments: The fair value of the Company's financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable, are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. The carrying value of these financial instruments approximated their fair value at September 30, 2001 and 2000, due to the short-term nature of these instruments.

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

Property and Equipment: Property and equipment are stated at cost. In general, depreciation is computed on a straight-line basis over the estimated economic useful lives of the assets (forty years for buildings, three to ten years for machinery and equipment and five years for tooling, furniture, fixtures, and software). Leasehold improvements are amortized over the life of the related lease.

Revenue Recognition: Revenues from sales of cardiac resuscitation devices, disposable electrodes and accessories are recognized when a signed non-cancelable purchase order exists, the product is shipped, title and risk of loss have passed to the customer, the fee is fixed and determinable, and collection is considered probable. Revenues are recorded net of estimated returns.

The Company also licenses software under non-cancelable license agreements and provides services including training, installation, consulting and maintenance, which consists of product support services, periodic updates and unspecified upgrade rights (collectively, PCS). Revenue from the sale of software is recognized in accordance with the American Institute of Certified Public Accountants (AICPA)

Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. License fee revenues are generally recognized when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. Revenues from training, installation and consulting services are recognized as the services are provided. Revenues from maintenance agreements and upgrade rights are recognized ratably over the period of service.

The Company's software arrangements contain multiple elements, which include software products, services and PCS. In general, the Company does not have vendor specific objective evidence of fair value for its software products. Accordingly, for transactions where vendor specific objective evidence exists for undelivered elements but not for delivered elements, the Company uses the residual method as discussed in SOP 98-9, "Modification of SOP 97-2, With Respect to Certain Transactions." Under the residual method, the total fair value of the undelivered elements, as indicated by vendor specific objective evidence, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

Advertising Costs: Advertising costs are expensed as incurred and totaled $993,000, $757,000, and $481,000 in 2001, 2000 and 1999 respectively.

Shipping & Handling Costs: Shipping and handling costs are recorded in Costs of Goods Sold and totaled $1,886,000, $1,548,000, and $965,000 in 2001, 2000 and
1999, respectively.

Product Warranty: Expected future product warranty costs, included in accrued expenses and other liabilities, are recognized at the time of sale for all products covered under warranty. Warranty periods range from one to five years.

Foreign Currency: The financial position and results of operations of the Company's subsidiaries in the United Kingdom, France, the Netherlands, and Germany are measured using the U.S. dollar as their functional currency. All translation and transaction gains and losses are recorded in the consolidated income statement.

The functional currency for the Company's subsidiary in Canada is the Canadian dollar. All assets and liabilities are translated into U.S. dollar equivalents at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for the year. Translation gains or losses are recorded in stockholders' equity as an element of accumulated other comprehensive income. All transaction gains and losses are recorded in the consolidated income statement.

Earnings Per Share: Basic earnings per share is calculated based upon the weighted average shares of common stock outstanding during the period. Diluted earnings per share is calculated based upon the weighted average shares of common stock outstanding, plus the dilutive effect of stock options, calculated using the treasury stock method. The shares used for basic earnings per common share and diluted earnings per common share are reconciled as follows:

(000's omitted)                                     2001         2000       1999
--------------------------------------------------------------------------------
Average shares outstanding
      for basic earnings per share                 8,847        7,930      6,656
Dilutive effect of stock options                     250          301        237
                                                   -----------------------------
Average shares outstanding
      for diluted earnings per share               9,097        8,231      6,893
                                                   =============================

Reclassifications: Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2001 presentation.

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

Comprehensive Income: The Company computes comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities and foreign currency translation. Accumulated balances for each element of other comprehensive income were as follows:

(000's omitted)                                                  2001       2000
--------------------------------------------------------------------------------
Unrealized gain on available-for-sale securities                $ 183       $177
Cumulative foreign currency translation adjustment               (164)        --
                                                                ----------------
Accumulated other comprehensive income                          $  19       $177
                                                                ================

Comprehensive income was equal to net income for the year ended October 2, 1999 since there were no other elements of comprehensive income in 1999.

Recent Accounting Pronouncements: In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements, which must be adopted no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. The Company adopted SAB 101 effective October 1, 2000. The adoption of SAB 101 did not have a material effect on the Company's consolidated financial position or results of operations.

In July, 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 is effective for business combinations completed after June 30, 2001, and SFAS 142 is effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

The Company is not required to adopt the new rules on accounting for goodwill and other intangible assets until fiscal 2003. Application of the nonamortization provisions of the Statement is expected to result in an insignificant increase in net income in fiscal 2003. The Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets during fiscal 2003 and does not believe that the effect of these tests will have a significant impact on the Company's consolidated financial position of results of operations.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company expects to adopt SFAS 144 in fiscal 2003 and does not expect that the adoption of the statement will have a significant impact on the Company's consolidated financial position or results of operations.

NOTE B--MERGER

On October 15, 1999, the Company acquired Pinpoint in a business combination accounted for as a pooling of interests. Pinpoint, which creates, develops and manufactures advanced information technology software, exclusively focused on the emergency medical services (EMS) market, became a wholly owned subsidiary of the Company through the exchange of approximately 433,000 shares of the Company's common stock for all of the outstanding stock of Pinpoint. In January 1999, Pinpoint distributed cash to the stockholders of Pinpoint. All of the cash distributed was contributed to newly formed Pinpoint Property Management LLC, and used to fund the equity needed to acquire an office building.

Summarized results of operations of the separate companies for the year ended October 2, 1999 are as follows (in thousands):

                                         ZOLL          PINPOINT         COMBINED
--------------------------------------------------------------------------------
Net sales                             $73,977            $4,705          $78,682
Net income                              4,081             1,358            5,439

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


(000's omitted, except per share data)                                      1999
--------------------------------------------------------------------------------
Net sales                                                                $78,682
Net income                                                               $ 4,775
Basic earnings per common share                                          $  0.72
Diluted earnings per common and equivalent share                         $  0.69

The following table reconciles the combined net income of the Company and Pinpoint to the pro forma net income:

(000's omitted)                                                             1999
--------------------------------------------------------------------------------
Combined net income                                                       $5,439
Pro forma income tax adjustment on Pinpoint's
      S Corporation earnings                                                 392
Pro forma incremental operating costs                                        272
                                                                          ------
Pro forma net income                                                      $4,775
                                                                          ======

The pro forma income tax adjustment assumes Pinpoint was a taxable entity subject to tax at ZOLL's incremental tax rate for the periods presented. The pro forma operating expenses were incurred as a result of the merger.

NOTE C--MARKETABLE SECURITIES

Investments in marketable securities and debt securities are classified as available-for-sale at September 30, 2001. Available-for-sale securities consist of:

                                                            Sept. 30,  Sept. 30,
(000's omitted)                                                 2001        2000
--------------------------------------------------------------------------------

Corporate Obligations                                       $16,170      $16,708
US Treasury Bonds                                                --       17,566
Repurchase Agreements                                            --       17,549
                                                            --------------------
                                                            $16,170      $51,823
                                                            ====================

The securities are carried at fair value, with unrealized gains and losses reported in stockholders' equity as a separate component of accumulated other comprehensive income. At September 30, 2001 and 2000, the difference between the cost basis and the estimated market value on the security portfolio amounted to a $183,000 gross and net gain and a $177,000 gross and net gain, respectively. Net gains reclassified from accumulated other comprehensive income to earnings during 2001 totaled $149,000. The Company recorded a realized gain on sales of available-for-sale securities of $431,000 in 2001. The dollar value of investments maturing between one and five years is $9,896,000, and between five and ten years is $6,274,000.

NOTE D--INVESTMENTS

During 1996, the Company invested $2 million in the common stock of Lifecor, Inc. As of September 30, 2001 and 2000, this investment represented approximately 3.8% of Lifecor's outstanding common stock, respectively. The Company accounts for this investment at cost, which approximates market. This investment is included in other assets on the consolidated balance sheet.

NOTE E--PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets consist of:



                                                            SEPT. 30,  SEPT. 30,
(000's omitted)                                                  2001       2000
--------------------------------------------------------------------------------
Deferred income taxes-Note H                                 $1,323       $1,403
Prepaid income taxes                                            576        1,399
Other                                                         1,093          687
                                                             -------------------
Total prepaid expenses and other current assets              $2,992       $3,489
                                                             ===================

NOTE F--ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of:

                                                            Sept. 30,  Sept. 30,
(000's omitted)                                                  2001       2000
--------------------------------------------------------------------------------

Accrued salaries and wages and related expenses              $2,848       $2,820
Accrued warranty expense                                      1,434        1,311
Deferred revenue                                              1,083          528
Other accrued expenses                                        2,065        2,170
                                                             -------------------
Total accrued expenses and other liabilities                 $7,430       $6,829
                                                             ===================

NOTE G--INDEBTEDNESS

The Company maintains an unsecured, uncommitted working capital line of credit with its bank. This line of credit bears interest at the bank's base rate of 6.0% at September 30, 2001. The full amount of the line ($12.0 million) was available to the Company at September 30, 2001.

NOTE H--INCOME TAXES

The provision for income taxes consists of the following:

(000's omitted)                                      2001       2000       1999
-------------------------------------------------------------------------------

Federal:
      Current                                      $3,308     $4,262     $1,941
      Deferred                                        (42)       167        (58)
                                                   ----------------------------
                                                    3,266      4,429      1,883
                                                   ----------------------------
State:
      Current                                         428        712        370
      Deferred                                         (4)        28        (18)
                                                   ----------------------------
                                                      424        740        352
                                                   ----------------------------
Foreign:
      Current                                         361         --         37
      Deferred                                         --         --       (262)
                                                   ----------------------------
                                                      361         --       (225)
                                                   ----------------------------
                                                   $4,051     $5,169     $2,010
                                                   ============================

The following table allocates income before taxes between domestic and foreign jurisidictions:

(000's omitted)                                      2001       2000       1999
-------------------------------------------------------------------------------

Domestic                                          $11,337    $14,433     $6,479
Foreign                                               276       (462)       970
                                                  -----------------------------
                                                  $11,613    $13,971     $7,449
                                                  =============================

The income tax provision differed from the statutory federal income tax provision as follows:

(000's omitted)                                      2001       2000       1999
-------------------------------------------------------------------------------

Statutory income taxes                             $4,050     $4,896     $2,132
Tax credits, federal and state                       (330)      (299)       (48)
State income taxes, net of federal benefit            301        500        229
Unbenefited (benefited) foreign loss                  206         --       (262)
Permanent differences                                 (24)       (25)        35
Other                                                (152)        97        (76)
                                                   ----------------------------
                                                   $4,051     $5,169     $2,010
                                                   ============================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                            Sept. 30,  Sept. 30,
(000's omitted)                                                  2001       2000
--------------------------------------------------------------------------------

Deferred tax assets:
      Accounts receivable and inventory                          $769       $898
      Product warranty accruals                                   539        506
      Purchased research and development                          247        279
      Other liabilities                                           446        445
                                                               -----------------
                Total deferred tax assets                       2,001      2,128

Deferred tax liabilities:
      Accelerated tax depreciation                                707        867
      Prepaid expenses                                            268        281
                                                               -----------------
                Total deferred tax liabilities                    975      1,148
                                                               -----------------
                Net deferred tax asset                         $1,026       $980
                                                               =================

Prior to the merger Pinpoint elected to be taxed under the Subchapter S provisions of the Internal Revenue Code. Accordingly, Pinpoint's income or loss was included in the stockholders' individual income tax returns.

NOTE I--COMMITMENTS AND CONTINGENCIES

In the course of normal operations, the Company is involved in litigation arising from commercial disputes, claims from former employees and product liability claims, none of which management believes will have a material effect on the Company's consolidated financial position or results of operations.

The Company leases certain office and manufacturing space under operating leases. The Company's office leases are subject to adjustments based on actual floor space occupied. The leases also require payment of real estate taxes and operating costs. In addition to the office leases, the Company leases automobiles for business use by a portion of the sales force. Listed below are the future minimum rental payments required under operating leases with non-cancelable terms in excess of one year at September 30, 2001.

                         2002             $921
                         2003              684
                         2004              264
                         2005              122
                         2006               61
                         ---------------------
                                        $2,052
                         =====================

Total rental expense under operating leases was approximately $1,252,000, $1,059,000, and $907,000 in 2001, 2000, and 1999, respectively.

NOTE J--STOCKHOLDER'S EQUITY

Preferred Stock: The Board of Directors is authorized to fix the designations, relative rights, preferences and limitations on the Preferred Stock at the time of issuance. On June 8, 1998, the Company's Board of Directors adopted a Shareholder Rights Plan. In connection the Shareholder Rights Plan, the Board of Directors declared a dividend distribution of one Preferred Stock purchase right for each outstanding share of Common Stock to stockholders of record as of the close of business day on June 9, 1998. Initially, these rights are not exercisable and trade with the shares of ZOLL's Common Stock. Under the Shareholder Rights Plan, the rights generally become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of the Common Stock of ZOLL, if a person who owns 10% or more of the Common Stock of ZOLL is determined to be an "adverse person" by the Board of Directors or if a person commences a tender offer that would result in that person owning 15% or more of the Common Stock of ZOLL. Under the Shareholder Rights Plan, a shareholder of ZOLL who beneficially owns 15% or more of the Company's Common Stock as of June 9, 1998 generally will be deemed an "acquiring person" if such shareholder acquires additional shares of the Company's Common Stock. In the event that a person becomes an "acquiring person" or is declared an "adverse person" by the Board, each holder of a right (other than the acquiring person or the adverse person) would be entitled to acquire such number of shares of Preferred Stock which are equivalent to ZOLL Common Stock having a value of twice the then-current exercise price of the right. If ZOLL is acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's Common Stock having a value twice the exercise price of the right.

Sale of Common Stock: During 2000, the Company completed a secondary offering of 1,725,000 shares of common stock in exchange for net proceeds of approximately $67 million, net of $5 million for underwriters discounts and other expenses incurred with the offering.

Stock Purchase Rights: On September 25, 1995, Pinpoint granted employee stock purchase rights which entitled the employee to obtain 3% of the then existing shares at a nominal price. The stock purchase rights vest 25% at the end of one year of employment, another 25% vesting over the next three years, and the remaining 50% vesting over the next six years. The rights to purchase 12,650 shares of common stock automatically vested upon the acquisition of Pinpoint. As of September 30, 2001, the rights to purchase 2,000 shares of common stock had not been exercised.

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

The number of shares authorized for these plans was 2,545,000. Approximately 1,187,000 shares of Common Stock are reserved for issuance under the Company's stock option plans as of September 30, 2001.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized with respect to the Company's stock option grants. Had compensation cost for this plan been determined based on the fair value methodology prescribed by SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below.


(000's omitted, except per share data)                  2001      2000      1999
--------------------------------------------------------------------------------

Net income-as reported                                $7,562    $8,802    $5,439
Net income pro forma                                  $5,840    $7,618    $4,956
Basic earnings per common share-as reported           $ 0.85    $ 1.11    $ 0.82
Diluted earnings per common and equivalent
      share-as reported                               $ 0.83    $ 1.07    $ 0.79
Basic earnings per common share-pro forma             $ 0.66    $ 0.96    $ 0.74
Diluted earnings per common and equivalent
      share-pro forma                                 $ 0.64    $ 0.93    $ 0.72


The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999:

(000's omitted)                                         2001      2000      1999
--------------------------------------------------------------------------------

Dividend yield                                            0%        0%        0%
Expected volatility                                    64.3%     58.6%     65.6%
Risk-free interest rate                                5.13%     6.21%     5.11%
Expected lives                                       5 years   5 years   5 years


Activity as to stock options under the two plans is as follows:

                                                        2001                     2000                       1999
----------------------------------------------------------------------------------------------------------------
                                                   WEIGHTED-                WEIGHTED-                  WEIGHTED-
                                                     AVERAGE                  AVERAGE                    AVERAGE
                                                    EXERCISE                 EXERCISE                   EXERCISE
(000's omitted, except per share data)    SHARES       PRICE      SHARES        PRICE    SHARES            PRICE
----------------------------------------------------------------------------------------------------------------
Outstanding at the beginning
        of the year                          833      $19.94         866       $ 7.98       909           $ 7.23
Granted                                      289       28.40         368        32.41       253            10.11
Exercised                                    (86)       9.08        (298)        7.16      (147)            7.70
Cancelled                                    (40)      16.53        (103)       12.51      (149)            6.06
                                             -------------------------------------------------------------------
Outstanding at the end
        of the year                          996      $22.65         833       $19.94       866           $ 7.98
                                             ===================================================================
Available for grant at the
        end of the year                      191                     411                    341

Weighted-average fair value
         of options granted
        during the year                               $16.66                   $17.87                     $ 6.83

Weighted-average exercise
        price of options
        exercisable at the
        end of the year                               $13.47                    $7.71                     $ 7.14



The following table summarizes information about stock options outstanding at September 30, 2001.

(000's omitted, except per share data)        OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------------------------------------
                                         WEIGHTED-AVERAGE
RANGE OF                     NUMBER             REMAINING      WEIGHTED-AVERAGE            NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICE          OUTSTANDING      CONTRACTUAL LIFE        EXERCISE PRICE       EXERCISABLE        EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------
$0.02                             2            8.04 years                $ 0.02                 2                $  .02
$6.57-$8.75                     274            6.15 years                $ 7.25               241                $ 7.20
$9.00-$14.50                     92            7.54 years                $10.92                49                $10.88
$20.34-$25.875                  330            8.85 years                $24.05                41                $25.88
$31.21-$36.375                  116            9.19 years                $34.17                 8                $33.09
$38.25-$43.125                  167            8.50 years                $39.82                33                $39.36
$51.25                           15            8.57 years                $51.25                 4                $51.25
-----------------------------------------------------------------------------------------------------------------------
                                996                                                           378
=======================================================================================================================

NOTE K--EMPLOYEE BENEFIT PLAN

Defined contribution retirement plan: ZOLL has a defined contribution retirement plan which contains a "401(k)" program for all employees with three months of service who have attained 21 years of age. Participants in the Plan may contribute up to 15% of their eligible compensation. The Company may make discretionary matching contributions to the Plan in an amount determined by its Board of Directors. The employer match is currently set at 25% of the employee contribution up to 7% of eligible compensation. The Company contributed approximately $159,000, $125,000, and $100,000 in 2001, 2000 and 1999,
respectively.

401 (k) Salary Deferral Plan: Beginning in 1998, Pinpoint has maintained a retirement savings plan (the Plan) pursuant to which eligible employees may defer compensation for income tax purposes under section 401 (k) of the Internal Revenue code of 1986. Participants in the Plan may contribute up to 15% of their eligible compensation which are matched by the company at 50% of the employee contribution up to 6% of eligible compensation. Pinpoint may make discretionary matching contributions to the Plan in an amount determined by its Board of Directors. Pinpoint recorded expense related to the Plan of approximately $57,000, $55,000, and $29,000 in 2001, 2000 and 1999, respectively.

NOTE L--SEGMENT AND GEOGRAPHIC INFORMATION

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

In order to make operating and strategic decisions, ZOLL's chief operating decision maker evaluates revenue performance based on the worldwide revenues of each segment and, due to shared infrastructures, profitability based on an enterprise-wide basis. Net sales by segment were as follows:



(000's omitted)                                         2001          2000         1999
---------------------------------------------------------------------------------------

Hospital Market-North America devices                $38,635       $40,555      $30,868
Prehospital Market-North America devices              36,872        27,930       19,115
Other-North America                                   18,351        16,254       15,035
International Market-excluding
North America                                         25,344        21,597       13,664
                                                    -----------------------------------
                                                    $119,202      $106,336      $78,682
                                                    ===================================

The Company reports assets on a consolidated basis to the chief operating decision maker.

Geographic information: Net sales by major geographical area, determined on the basis of destination of the goods, are as follows:

(000's omitted, except per share data)                  2001          2000         1999
---------------------------------------------------------------------------------------

United States                                       $ 87,798      $ 79,143      $63,838
Foreign                                               31,404        27,193       14,844
                                                    -----------------------------------
                                                    $119,202      $106,336      $78,682
                                                    ===================================

In each of the years in the three year period ended September 30, 2001, no single customer represented over 10% of the Company's consolidated net sales.

NOTE M--QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2001 and 2000 is as follows:

                                                                  QUARTER  ENDED
                                               -----------------------------------------------------
                                               SEPT. 30,        JUL. 1,       APRIL 1,       DEC. 31,
(000's omitted, except per share data)             2001           2001           2001           2000
----------------------------------------------------------------------------------------------------

Net sales                                       $34,991        $30,374        $25,241        $28,596
Gross profit                                     19,244         16,783         13,964         16,527
Income from operations                            3,547          1,999            293          2,635
Net income                                        2,772          1,707            717          2,366
Basic earnings per common share                 $  0.31        $  0.19        $  0.08        $  0.27
Diluted earnings per common
      and equivalent share                      $  0.30        $  0.19        $  0.08        $  0.26


                                               SEPT. 30,        JUL. 1,       APRIL 1,        JAN. 1,
(000's omitted, except per share data)             2000           2000           2000           2000
----------------------------------------------------------------------------------------------------

Net sales                                       $28,805        $27,442        $25,654        $24,435
Gross profit                                     16,753         15,115         14,525         13,592
Income from operations                            4,051          3,260          2,622          2,235
Net income                                        3,112          2,543          1,783          1,364
Basic earnings per common share                 $  0.35        $  0.29        $  0.24        $  0.20
Diluted earnings per common
      and equivalent share                      $  0.34        $  0.28        $  0.23        $  0.19

====================================================================================================

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System under the symbol "ZOLL." The following table sets forth the high and low sales closing prices during the fiscal quarters specified:

                                                                     SALES PRICES
                                                          2001                          2000
                                                    HIGH           LOW           HIGH            LOW
----------------------------------------------------------------------------------------------------

First Quarter                                     $58.50      $35.0625       $ 41.375       $ 22.625
Second Quarter                                     47.50         26.00          63.75        33.1875
Third Quarter                                      33.00       17.4375        59.0625          37.00
Fourth Quarter                                     36.00       23.6875          54.00        32.1875


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

Edward T.Dunn
Vice President, Operations

John P. Bergeron
Vice President & Corporate Treasurer

Willard M. Bright
Director & Chairman Emeritus

Thomas M. Claflin(1)
Director

M. Stephen Heilman, M.D.(1)
Director

Daniel M. Mulvena(2)
Director

Dr. James W. Biondi(2)
Director

Benson F. Smith(1)
Director


(1) Member of the Audit Committee

(2) Member of the Compensation Committee


STOCKHOLDER INFORMATION


STOCK LISTING

ZOLL Medical Corporation Common Stock is traded on the NASDAQ National Market System under the symbol "ZOLL".


TRANSFER AGENT

Equiserve Trust Company, N.A.
P.O. Box 9187
Canton, Massachusetts 02021-9187
1-877-282-1169


GENERAL COUNSEL

Goodwin Procter LLP
Boston, Massachusetts


INDEPENDENT AUDITORS

Ernst & Young LLP
Boston, Massachusetts


ANNUAL MEETING

The annual meeting of stockholders will be held at 10 a.m. on February 12, 2002 at Goodwin Procter LLP, Conference Center, Exchange Place, 53 State Street, Boston, Massachusetts 02110.


INFORMATION REQUESTS

A copy of our Form 10-K, as filed with the Securities & Exchange Commission, may be obtained upon written request to the Company at:

Stockholder Relations
ZOLL Medical Corporation
32 Second Avenue
Burlington, Massachusetts 01803-4420



ZOLL is a registered trademark of ZOLL Medical Corporation. Catalyst is a trademark and MUSE is a registered trademark of GE Medical Systems.