Form 10-K, Exhibit 13
period 2002-09-29
ZOLL MEDICAL CORPORATION
filed 2002-12-30
CIK 887568

                                                                    Exhibit 13.1

[PHOTO OF MACHINE]

                                                       Innovators in the dynamic
                                                          world of resuscitation

                             [PHOTO OF SALESPERSON]

[PHOTO OF POLICE OFFICERS]

                [PHOTO OF HEALTH CARE PROFESSIONAL WITH PATIENT]


ZOLL Medical 2002 Annual Report

                                                                     [ZOLL LOGO]

ZOLL CORPORATE PROFILE

ZOLL Medical Corporation, headquartered in Burlington, MA, designs, manufactures and markets an integrated line of proprietary, non-invasive resuscitation devices and disposable electrodes. Used by health care professionals to provide both types of cardiac resuscitation--pacing and defibrillation--these products are essential in the emergency treatment of cardiac arrest victims, both inside and outside the hospital. ZOLL also designs and markets software that automates collection and management of both clinical and non-clinical data for emergency medical service providers. ZOLL has operations in the United States, Canada, United Kingdom, Germany, France, the Netherlands, and Australia, and business partners in all of the world's major markets. For more information about ZOLL and its products, visit the ZOLL web site at www.zoll.com.

Dear Shareholders, Customers and Employees:

In fiscal 2002, ZOLL achieved solid performance in each of its major markets:
Hospitals, Prehospital and International. Overall, we posted a strong 26% increase in sales (to $150.2 million). Our earnings grew at an even faster rate--35% (to $10.2 million, or $1.12 per diluted share)--as we leveraged expenses. We were able to launch two major new products in a single year, expand our distribution, add new partners, absorb some bumps in production and weather some softness in the EMS market--and still perform well. We are pleased with these results and are optimistic about what we will be able to achieve in the new fiscal year.

As the resuscitation market grows in potential, it grows in complexity, and we were active on many fronts during 2002. In the North American Hospital market, we increased sales 31% (to $50.7 million), significantly outpacing our competition and the segment as a whole. We attribute this success to the broadening of our product offering, continued acceptance of our proprietary biphasic defibrillation waveform, the advantages offered by our uniform operating system and strengthened performance in national accounts--most notably our Broadlane Group Purchasing Organization contract.

Our sales in the North American Prehospital market--which includes Public Safety, EMS, fire, police, and public access sectors--grew 27% (to $47.0 million). While this increase was respectable, unit growth fell short of recent gains, even with major wins in large EMS accounts. We benefited from the synergy between our defibrillators and data management software products as our RescueNet vision gained traction. At the same time, we saw some purchasing delays in 2002 that may or may not resolve in 2003. We believe, however, that with an expanded sales force, a broader line of data solutions for EMS and growing acceptance of our new AED Plus defibrillator, we can strengthen our results in the Prehospital/Public Safety market for the current fiscal year.

A major milestone for our company--one we consider essential for a strong future--was the very successful launch of the new AED Plus for the first responder and public access defibrillation (PAD) market. This product, with its unique combination of advanced features, simple rescue graphics and proprietary CPR Assist Technology--at an affordable price--represents a critical breakthrough in automated external defibrillators. Introduced at the end of March 2002, the AED Plus quickly gained wide acceptance and demonstrated our ability to penetrate a diverse market using next-generation product design. By the end of fiscal 2002, we had recorded $6.6 million in sales, gaining an approximate 7% share of the PAD market. Representing the fastest growing area of resuscitation, the PAD market segment is expected to total $160 to $180 million in 2003.

We are also pleased to note that in June 2002, we established a major distribution agreement with General Electric Medical Systems (GEMS) for the AED Plus. GEMS will bring the AED Plus to physicians' offices and clinics in the United States, helping ensure that someday early defibrillation will be available in every health care facility in the country.

Further, we launched a unique initiative--the AED Instructor Foundation--to reach out to hundreds of thousands of dedicated first aid and CPR instructors with a special model of the AED Plus. The Foundation provides the opportunity to introduce early defibrillation to many potential users who would otherwise not be served by traditional sales channels.

In fiscal 2002, we also delivered a strong performance in the International segment of our business and outperformed the industry. We increased sales 31% (to $33.2 million) in a market segment that grew markedly less--roughly 10%. Clearly, both our direct sales and distributor channels are gaining more strength, helping us achieve record results in many markets, including the United Kingdom, Germany and Australia--three of the largest markets for our products.

We look at the resuscitation market as being made up of numerous shifting and synergistic opportunities, and we believe we are well positioned to continue outperforming both the stronger and weaker segments. In the coming year, we will expand and strengthen our participation in this exciting market, bringing solid products to resuscitation that have the potential to both save lives and increase shareholder value.

We will continue to take an end-to-end approach to resuscitation. We believe such an approach--which focuses on extending continuity of care from first response to hospital treatment, and broadening our product line beyond the "shock"--will enable us to continue rapid growth. We thank you for sharing this vision.

Sincerely,

/s/ Richard A. Packer

Richard A. Packer
Chairman and Chief Executive Officer

December 2002

[BAR CHART]

REVENUE FROM 1998 TO 2002

1998                  $ 58 million
1999                  $ 79 million
2000                  $106 million
2001                  $119 million
2002                  $150 million

FORCES ARE CONVERGING TO MAKE RESUSCITATION A HOT MARKET

The world is waking up to the potential to save lives--as many as half a million each year--with early defibrillation. It is waking up to the fact that sudden cardiac arrest is a public health problem of immense magnitude, for which the lifesaving intervention of defibrillation is the only cure.

This awareness is triggering widespread response. New York and Pennsylvania are the first states requiring AEDs (automated external defibrillators) in schools. The Occupational Safety and Health Administration (OSHA) now recommends them for the workplace. The Hartford insurance company has declared that not having an AED in the workplace entails greater liability than having one. The Federal Aviation Administration (FAA) has mandated them on all airlines. The Joint Commission on the Accreditation of Healthcare Organizations (JCAHO) has been examining resuscitation capability in both patient and public areas of hospitals across the U.S.

AEDs are making their way into an increasing variety of places. Greater awareness, strong advocacy and new technology are converging to solve a major public health problem.

ZOLL...AN END-TO-END COMMITMENT

Recognizing the immensity of the challenge--and the opportunity--ZOLL has developed a broad range of products, programs and distribution channels to support early defibrillation, from public access to the hospital. ZOLL takes an end-to-end approach, developing devices for the full spectrum of potential responders--and connecting those devices with the most comprehensive software systems in the business.

ZOLL offers today's most innovative products for early defibrillation and pacing--the M Series, the new CCT for critical patient transport and the groundbreaking AED Plus--in addition to a range of support capabilities for skilled responders in hospitals, on ambulances and in other health care settings.

REACHING AN INCREASINGLY DIVERSE MARKET

Just as superior technology platforms and products have played a key role in ZOLL's success, so have the critical elements of reach and penetration. With a team of 150 direct sales personnel and a network of over 130 distributors and manufacturers' representatives, ZOLL has demonstrated it can penetrate an increasingly diverse market--not only in the United States but also in the United Kingdom, Germany, Australia, France, Canada, the Netherlands, Mexico, Japan and now China. With a presence in virtually every existing and emerging segment of resuscitation, ZOLL expects to remain at the forefront of this expanding opportunity.

The following pages tell just the beginning of this exciting story.

[BAR CHART]

PROJECTED RESUSCITATION MARKET SIZE WORLDWIDE IN DOLLARS

2002           $  757 million
2003           $  851 million
2004           $  960 million
2005           $1,089 million

[PHOTO OF MACHINE]
[PHOTO OF POLICE OFFICERS]


       "WE WERE PART of the focus groups that helped ZOLL design the new AED
        Plus. In addition to PRODUCT DESIGN INPUT, we have experienced sales, TECHNICAL SUPPORT and customer service that has exceeded our expectations. We now have about 60 AEDs in police programs and another 32 in the community--ready to help SAVE LIVES."

               Liz Baggs, Emergency Management Coordinator, City of Carlsbad, NM


FACT: Police often are first on the scene of sudden cardiac arrest. In the U.S. alone, over 200,000 police vehicles should be equipped with defibrillators, yet fewer than 25% have them onboard today. ZOLL is there with an AED that can make these critical first responders more effective lifesavers.

A simple PUBLIC ACCESS DEFIBRILLATOR that will get USED

Worldwide, as many as a 1.5 million people die each year because they don't receive early defibrillation or CPR, both proven lifesaving interventions. Many people trained to use CPR don't use their lifesaving training when it is needed. There are far from enough AEDs in place to provide immediate help. Now, however, there is a ZOLL device specifically designed to overcome this grim reality and enhance the public's access to early defibrillation--wherever and whenever it is needed.

Using simplified graphic symbols and voice prompts (in 14 different languages), the ZOLL AED Plus guides the responder through the entire rescue, on the spot. With unequaled capabilities that even include CPR coaching and feedback, this unique new AED has met with extremely strong market acceptance across the widest range of users. The AED Plus should make significant inroads into the rapidly growing public access defibrillator market.


[PHOTO OF HIGH SCHOOL STUDENTS]
[PHOTO OF MACHINE]


      "NEW YORK STATE decided that all SCHOOLS SHOULD HAVE an AED. We chose the
       ZOLL AED PLUS because of its simplicity and low cost. It made adding an AED to the school EASIER because of its COMMON SENSE design, local battery availability and help with both CPR and EARLY DEFIBRILLATION."

                        Jack Salerno, Sewanhaka Central High School District, NY


FACT: Hundreds of thousands of schools in the developed world could better protect students and staff. Less than 1% of schools in the U.S. have defibrillators. That means a potential for over 128,000 U.S. placements alone--and ZOLL is there.

      "Federated began an AED program back in 2001 with selective installation of units at some of our stores to protect both our associates and customers. We maintain AEDs in our unique Reinvent test store at Rich's Town Center in metro Atlanta, GA that showcases the future of retailing and customer expectations. Early defibrillation is the key to surviving cardiac arrest and we are pleased to be able to offer more than just CPR."

                         Chris Mizer, Senior Vice President Customer Operations,
                                                     Federated Department Stores


FACT: The 43,600 shopping malls, 636,285 businesses with more than 20 employees and 190,000 physicians' offices in the U.S. alone represent just part of the untapped PAD market. Worldwide, the potential is even higher--and ZOLL is there with its AED Plus, the only unit that coaches a rescuer through lifesaving resuscitation.

[PHOTO OF MACHINE]
[PHOTO OF SALESPERSON]

At the HEART of DEFIBRILLATION: ZOLL's proprietary BIPHASIC waveform

Now selected in 90% of all new ZOLL defibrillators sold, the Company's proprietary Rectilinear Biphasic Waveform is the only biphasic waveform on the market today that outperforms the traditional monophasic waveforms. It is the only biphasic waveform for which the FDA has permitted this superiority claim to be made.

Clinically, the major advantage of ZOLL's biphasic waveform is its demonstrated ability to achieve successful defibrillation and cardioversion (restoration of normal heart rhythm) at lower energy levels and higher rates than monophasic devices. We believe this advantage will be a key factor in customer preference for ZOLL devices, whether they are traditional devices like the M Series or new models like the CCT or the revolutionary AED Plus.

                                                              [PHOTO OF MACHINE]
                [PHOTO OF HEALTH CARE PROFESSIONAL WITH PATIENT]
[PHOTO OF MACHINE]

      "Our hospital recently switched to ZOLL defibs. We selected the ZOLL pacing and biphasic for better patient care. We use the M series models for most units since it is a combined manual and AED unit. We have models for critical care and special procedures, and we even have the AED Plus in low acuity areas, in outpatient clinics and in community programs."

      Mary Anderson, Director of Emergency, Medical University of South Carolina

FACT: Wide differences in hospital resuscitation outcomes ranging from 3%-38% have compelled hospitals to improve, expand and upgrade their resuscitation programs. ZOLL is there--with uniform products for every health care setting, data for better decision-making and its superior biphasic defibrillation waveform technology.

       "All our patients are critical and we now fly every one of them with the new ZOLL CCT. Weight and size are critical for aircraft use but ruggedness and reliability have to measure up to the battlefield conditions we work in every day. The ZOLL CCT meets the challenge better than anything else we have ever used."

                      Mr. Erhard Kaufhold, Director, Quick Air, Cologne, Germany

FACT: Sudden cardiac arrest and resuscitation are truly international concerns, with new "best practice" guidelines in place and new technologies like early defibrillation and biphasic waveforms common through Europe, Canada, Australia, New Zealand, South Africa and Latin America. With its multilingual products, including the AED Plus--ZOLL is there.

[PHOTO OF MACHINE]
                            [PHOTO OF AIR AMBULANCE]
                                                                               7

ZOLL MEDICAL CORPORATION FIVE YEAR FINANCIAL SUMMARY


                                                                     FISCAL YEAR
(000's omitted, except per share data)          2002         2001         2000         1999          1998
                                            --------     --------     --------     --------      --------
Income Statement Data:
Net sales                                   $150,227     $119,202     $106,336     $ 78,682      $ 57,520
Cost of goods sold                            65,274       52,684       46,351       32,486        24,268
                                            --------     --------     --------     --------      --------
Gross profit                                  84,953       66,518       59,985       46,196        33,252

Expenses:
  Selling and marketing                       48,645       38,208       31,238       24,364        20,152
  General and administrative                  11,193        9,605        8,606        7,422         6,239
  Research and development                    11,536       10,231        7,973        6,916         6,583
                                            --------     --------     --------     --------      --------
    Total expenses                            71,374       58,044       47,817       38,702        32,974
                                            --------     --------     --------     --------      --------
Income from operations                        13,579        8,474       12,168        7,494           278
Investment and other income (expense)          1,595        3,139        1,803          (45)          413
                                            --------     --------     --------     --------      --------
Income before income taxes                    15,174       11,613       13,971        7,449           691
Provision for income taxes                     4,944        4,051        5,169        2,010            18
                                            --------     --------     --------     --------      --------
Net income                                  $ 10,230     $  7,562     $  8,802     $  5,439      $    673
                                            ========     ========     ========     ========      ========
Basic earnings per common share             $   1.15     $   0.85     $   1.11     $   0.82      $   0.10

Weighted average common
  shares outstanding                           8,919        8,847        7,930        6,656         6,602
                                            --------     --------     --------     --------      --------
Diluted earnings per common and
  equivalent share                          $   1.12     $   0.83     $   1.07     $   0.79      $   0.10

Weighted average common and
  equivalent shares outstanding                9,158        9,097        8,231        6,893         6,647
                                            ========     ========     ========     ========      ========


Pro forma information(1):
  Historical income before taxes                                                   $  7,449
  Pro forma incremental operating costs                                                 272
                                                                                   --------
  Pro forma income before income taxes                                                7,177
  Pro forma provision for income taxes                                                2,402
                                                                                   --------
  Pro forma net income                                                             $  4,775
                                                                                   --------
  Pro forma diluted earnings per share                                             $   0.69
                                                                                   --------


Balance Sheet Data:
Working capital                             $119,110     $109,660     $101,991     $ 26,728      $ 21,678
Total assets                                $165,854     $144,388     $137,808     $ 59,687      $ 46,656
Total long-term debt,excluding
  current portion                                 --           --           --     $  2,069      $    446
Stockholders' equity                        $141,912     $131,437     $122,416     $ 41,222      $ 34,787

(1) Pro forma information reflects the effect of (i) incremental operating costs expected to be incurred by the Company as a result of the Pinpoint merger and (ii) the provision for corporate income taxes on the previously untaxed Subchapter S corporation earnings of Pinpoint.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
You should read the following discussion and analysis in conjunction with our financial statements and related notes included herein.


2002 COMPARED TO 2001

Our net sales increased 26% in fiscal 2002 to a record $150.2 million, up from $119.2 million in the prior year, reflecting continued growth of our core M Series product, and the successful introduction to the market of our M Series CCT ("Critical Care Transport") and AED Plus ("Automated External
Defibrillator") products.

Net sales to the North American Hospital market totaled $50.7 million, a 31% increase in comparison to $38.6 million for the prior year. The increase is primarily due to our ability to capture market share from our competitors and to a growing acceptance of and desire for more fully featured units which include more monitoring parameters. Our sales to the North American Prehospital market increased 27% to $47.0 million, up from $36.9 million in the previous year. Increases in this segment were primarily due to our data management software revenues and distributor sales of our new AED Plus product.

Total North American sales increased 25% to $117.0 million in comparison to $93.9 million for the same period a year earlier. In addition to the individual factors described above, the following factors have contributed to the overall growth in our North American sales: first, there is an increased demand for our biphasic technology and as a result, 96% of all M Series sold during the current year have incorporated our biphasic technology compared with 71% in 2001; second, the introduction of our new AED Plus product has generated approximately $6.6 million in sales in its initial year, of which approximately 79% were sold in North America.

International sales increased 31% to $33.2 million in comparison to $25.3 million for the same period a year earlier. The increase in International sales reflects continued growth particularly in continental Europe, the United Kingdom and Australia. This is the result of continued investments in our international infrastructure, a full year's sales from our direct operations in France and Australia, increased sales through our European distribution partners and record sales in the United Kingdom, which included large sales to the U.K. government, which is upgrading its EMS systems.

Gross margins for fiscal 2002 increased to 56.5%, from 55.8% in fiscal 2001. The increased margins are due to the introduction of our new CCT product, higher demand for monitoring parameters and contribution from our data management software products. These increases were partially offset by an increase in international shipments, including sales to distributors, which typically carry lower than average gross margins.

Selling and marketing expenses as a percentage of net sales remained consistent at 32%. Compared to the year ended September 30, 2001, selling and marketing expenses increased $10.4 million or 27.3% for the year ended September 29, 2002. The increase in selling and marketing expenses reflects additions to the North American Prehospital sales force, expenses related to our newest direct distribution subsidiaries in France and Australia, and higher marketing costs related to increased personnel and related activities in the international markets and in support of the launch of our AED Plus product worldwide.

General and administrative expenses decreased as a percentage of net sales to 7.5% from 8.1%, as we continued to leverage our personnel and maximize our information technology investments. General and administrative expenses increased $1.6 million or 16.5% for the year ended September 29, 2002 compared to the year ended September 30, 2001. The change from the comparable prior period primarily reflects an increase in insurance premiums and professional fees, which include litigation costs in defense of a patent infringement case.

Research and development ("R&D") expenses increased $1.3 million or 12.8% for the year ended September 29, 2002 compared to the year ended September 30, 2001. R&D expenses decreased as a percentage of net sales to 7.7% from 8.6%. Our continued investment in R&D reflects significant resources devoted to our new public access product, the AED Plus, biphasic clinical trial studies and increased investments in future product development.

Investment and other income decreased to $1.6 million in fiscal 2002 as compared to $3.1 million in the previous year. This decrease was primarily due to declining interest rates, which were slightly offset by the increase in average cash balances over the prior year.

Our effective tax rate decreased from 35% to 33% for the year ended September 29, 2002 as compared to the same period in fiscal 2001, reflecting increased research and development credits stemming from the development of our M Series CCT and AED Plus products.


LIQUIDITY AND CAPITAL RESOURCES

Our cash, cash equivalents and marketable securities increased from $61.5 million to $65.8 million, or approximately 7%, during fiscal 2002. Our cash and cash equivalents at September 29, 2002 totaled $55.7 million compared to $45.3 million at September 30, 2001. In addition, we had short-term investments amounting to $10.1 million at September 29, 2002 in comparison to $16.2 million at September 30, 2001.

Cash provided by operating activities for the year ended September 29, 2002 decreased $253,000 to $11.9 million as compared to the year ended September 30, 2001. This net decrease was primarily attributable to increases in accounts receivable and inventory, which were offset by an improvement in earnings and increases in accounts payable and accrued expenses. Net income for fiscal 2002 increased 35.3% as compared to fiscal 2001. Accounts payable and accrued expenses increased due to the timing of payments, increased inventory purchases towards the end of the year and increased salaries and related personnel costs due to the growth of the Company from the prior year. The increase in inventory is due to increased sales volume and the development and launch of our CCT and AED Plus products during fiscal 2002. The increased number of configurations available for our M Series products requires us to carry higher levels of inventory in order to help us meet volume orders towards the end of fiscal periods. The increase in accounts receivable reflects increased sales over the prior year.

Cash used in investing activities was $2.2 million for fiscal 2002 in comparison to cash provided by investing activities of $28.6 million in fiscal 2001. This reduction primarily reflects the conversion of fewer marketable securities to cash in fiscal 2002 compared to the prior year. Property, plant and equipment purchases increased $1.1 million from the prior year. This increase is due to new tooling purchased for the manufacture of our AED Plus product and deployment of demonstration units to our sales force. The increase of demonstration units is due to a larger sales force than in the prior year and the introduction of our AED Plus and CCT products in fiscal 2002.

Cash provided by financing activities was $609,000 for fiscal 2002 in comparison to $780,000 in the previous year. The change reflects a lower number of stock options exercised during the period.

During 2002, we changed the functional currency for the majority of our foreign subsidiaries from the U.S. Dollar to the local currency. This change stems from a majority of the foreign subsidiary cash flows now being denominated in the local currency.

We maintain a working capital line of credit with our bank. Borrowings under this line bear interest at the bank's base rate (4.75% at September 29, 2002). The full amount of the $12.0 million line was available to us at September 29, 2002.

Our only significant commitments consist of operating leases. Our total lease commitments are approximately $1.7 million, with $780,000 due in less than one year, $855,000 due in one to three years and $33,000 due in four years.

We believe that the combination of existing funds, cash generated by operations and amounts available under our existing line of credit will be sufficient to meet our ongoing operating and capital expenditure requirements for the foreseeable future.


LEGAL AND REGULATORY AFFAIRS

In March 2002, Cardiac Science, Inc. initiated a lawsuit against us asserting that we infringed upon two patents owned by Cardiac Science. On November 25, 2002, we announced a settlement of that lawsuit. The settlement includes the cross-licensing of a number of patents between us and Cardiac Science, Inc. We will pay an initial licensing fee and certain ongoing royalties to Cardiac Science, Inc.

We are also involved in the normal course of our business in various litigation matters and regulatory issues, including product recalls. Although we are unable to quantify at the present time the exact financial impact in any pending matters, we believe that none of the pending matters will have an outcome material to our financial condition or business.

2001 COMPARED TO 2000

Our net sales increased 12% in fiscal 2001 to a record $119.2 million, up from $106.3 million in the prior year, reflecting continued acceptance of the full-featured M Series platform across each of our markets. This increase also reflected an increase in sales of our monitoring parameters available on our M Series platform and the effects of an expanded sales force in North America and Europe.

Net sales to the North American market increased 11% to $93.9 million in fiscal 2001 from $84.7 million in fiscal 2000. Within North America, equipment sales to the Prehospital market increased 32% to $36.9 million, reflecting increased penetration of the M Series platform and the sale of additional monitoring parameters. Equipment sales in the North American Hospital market decreased 5% to $38.6 million as compared to $40.6 million in the prior year. We believe this decrease reflected the fact that some customers accelerated prior year shipments as a result of their Y2K preparation programs. We also believe this decrease reflected uncertainty regarding the state of the U.S. economy which affected our customers' capital spending. Our sales in the International market increased 17% from the prior year to a record level of $25.3 million, reflecting strong gains in our European, Far East and Latin American markets as we increased market share.

Gross margins for fiscal 2001 decreased slightly to 55.8%, from 56.4% in fiscal 2000. This decrease reflected the fact that international revenues, which include sales to distributors and typically carry lower margins, grew faster than North American revenues.

Selling and marketing costs amounted to $38.2 million for fiscal 2001 compared to $31.2 million for fiscal 2000, an increase of 22%. Our selling and marketing costs as a percentage of sales increased from 29% in fiscal 2000 to 32% in fiscal 2001. This increase reflected an increase in the number of our North American Prehospital sales people and regional managers. We also increased our marketing expenditures to support sales of our low-energy biphasic waveform and additional monitoring parameters on our M Series platform. Internationally, we continued to expand our direct sales force in Germany and opened a new direct sales operation in France.

Research and development expenses increased to $10.2 million in fiscal 2001, a 28% increase over the previous year. Research and development expenses as a percentage of sales increased from 8% in fiscal 2000 to 9% in fiscal 2001. These increases resulted primarily from costs associated with developing our new ZOLL AED Plus, a product targeted at the rapidly growing public access defibrillation ("PAD") market. Expenses also reflected the cost of developing our new M Series CCT, a high-end defibrillator with full monitoring capabilities for the transfer of critically ill patients. This was the first time we introduced two new products at the same time.

General and administrative expenses increased to $9.6 million in fiscal 2001, a 12% increase over the prior year. This increase primarily resulted from an increase in staff to support the Company's growth, including positions in our MIS, Human Resources, and Credit and Collections departments.

Investment income increased to $3.1 million in fiscal 2001, up from $2.0 million in the previous year. This increase was due to the increase in average cash and marketable security balances over the prior year partially offset by a decline in interest rates.

Our effective income tax rate declined from 37% in fiscal 2000 to 35% in fiscal 2001. This decrease in our effective tax rate reflected lower state income taxes and utilization of research and development credits.

CRITICAL ACCOUNTING POLICIES

Our most critical accounting policies are defined as revenue recognition and those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note A in the notes to the consolidated financial statements.

REVENUE RECOGNITION

Revenues from sales of cardiac resuscitation devices, disposable electrodes and accessories are recognized when a signed non-cancelable purchase order exists, the product is shipped, title and risk have passed to the customer, the fee is fixed and determinable, and collection is considered probable. Revenues are recorded net of estimated returns.

We also license software under non-cancelable license agreements and provide services including training, installation, consulting and maintenance, which consist of product support services, periodic updates and unspecified upgrade rights (collectively, post-contract customer support ("PCS")). Revenue from the sale of software is recognized in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. License fee revenues are recognized when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. Revenues from maintenance agreements and upgrade rights are recognized ratably over the period of service.

Our software arrangements contain multiple elements, which include software products, services and PCS. In general, we do not have vendor-specific objective evidence of fair value for our software products. Accordingly, for transactions where vendor-specific objective evidence exists for undelivered elements but not for delivered elements, we use the residual method as discussed in SOP 98-9, "Modification of SOP 97-2, With Respect to Certain Transactions." Under the residual method, the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

ALLOWANCE FOR DOUBTFUL ACCOUNTS/SALES RETURNS AND ALLOWANCES

We maintain an allowance for doubtful accounts for estimated losses, which are included in bad debt expense, resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly reviewing the aging of our accounts receivable and evaluating individual customer receivables, considering customers' financial condition, credit history and current economic condition. We also maintain an estimate of potential future product returns and discounts given related to trade-ins and to current period product receivables. We analyze the rate of historical returns when evaluating the adequacy of the allowance for sales returns, which are included with the allowance for doubtful accounts on our balance sheet.

As of September 29, 2002, our accounts receivable balance of $42.9 million is reported net of allowances for doubtful accounts of $3.5 million. We believe our reported allowances at September 29, 2002 are adequate. If the financial conditions of those customers were to deteriorate, however, resulting in their inability to make payments, we may need to record additional allowances, resulting in additional expenses being recorded for the period in which such determination was made.

WARRANTY RESERVES

Our products are sold with warranty provisions that require us to remedy deficiencies in quality or performance over a specified period of time, usually one to five years. We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. We believe that our recorded liability of $2.1 million at September 29, 2002 is adequate to cover future costs for the servicing of our products sold through that date. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

INVENTORY RESERVES

Significant management judgment is required to determine the reserve for obsolete or excess inventory. Inventory on hand may exceed future demand either because the product is outdated or obsolete, or because the amount on hand is in excess of future needs. We provide for the total value of inventories that we determine to be obsolete based on criteria such as customer demand and changing technologies. At September 29, 2002, our inventory reserves were $1.9 million, or 6.1% of our $31.0 million gross inventories.

We value our inventories at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method, including material, labor and factory overhead.

SAFE HARBOR STATEMENTS

Certain statements contained herein constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission and within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Particularly, the Company's expectations regarding future operational liquidity and capital requirements are forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the length and severity of the current economic slowdown and its impact on capital spending budgets, the effects of a disruption in the transportation industry on the Company's supply chain and product distribution channels, and those other risks and uncertainties contained under the heading "Risk Factors" in the Company's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.

Report of Independent Auditors

BOARD OF DIRECTORS AND STOCKHOLDERS OF ZOLL MEDICAL CORPORATION

We have audited the accompanying consolidated balance sheets of ZOLL Medical Corporation as of September 29, 2002 and September 30, 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended September 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZOLL Medical Corporation at September 29, 2002 and September 30, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 29, 2002, in conformity with accounting principles generally accepted in the United States.


                                                  /s/ Ernst & Young LLP




November 4, 2002,
except for Note C and Note H,
as to which the date
is November 26, 2002.
Boston, Massachusetts

ZOLL MEDICAL CORPORATION CONSOLIDATED BALANCE SHEETS


                                                                          SEPT. 29,      SEPT. 30,
 (000's omitted, except per share data)                                        2002           2001
                                                                          ---------      ---------
ASSETS
Current assets:
     Cash and cash equivalents                                            $  55,658      $  45,303
     Marketable securities                                                   10,130         16,170
     Accounts receivable, less allowances of $3,462
              and $2,780 at September 29, 2002
              and September 30, 2001, respectively                           42,927         37,155
     Inventories:
              Raw materials                                                   8,936          7,561
              Work-in-process                                                 4,610          2,334
              Finished goods                                                 15,594         10,799
                                                                          ---------      ---------
                                                                             29,140         20,694
     Prepaid expenses and other current assets                                4,049          2,992
                                                                          ---------      ---------
              Total current assets                                          141,904        122,314
Property and equipment at cost:
     Land and building                                                        3,517          3,478
     Machinery and equipment                                                 28,543         23,649
     Construction in progress                                                 1,692          1,666
     Tooling                                                                  7,265          5,779
     Furniture and fixtures                                                   1,738          1,472
     Leasehold improvements                                                   1,336          1,278
                                                                          ---------      ---------
                                                                             44,091         37,322
     Less accumulated depreciation                                           24,549         19,662
                                                                          ---------      ---------
              Net property and equipment                                     19,542         17,660
Other assets, net of accumulated amortization of
     $1,693 and $1,337 at September 29, 2002
     and September 30, 2001, respectively                                     4,408          4,414
                                                                          ---------      ---------
                                                                          $ 165,854      $ 144,388
                                                                          =========      =========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                     $  10,014      $   5,224
     Accrued expenses and other liabilities                                  12,780          7,430
                                                                          ---------      ---------
              Total current liabilities                                      22,794         12,654
Deferred income taxes                                                         1,148            297
Commitments and contingencies
Stockholders' equity:
     Preferred stock, $.01 par value, authorized 1,000 shares,
              none issued and outstanding
     Common stock, $.02 par value, authorized 19,000 shares,
              8,942 and 8,884 issued and outstanding at
              September 29, 2002 and September 30, 2001, respectively           179            178
     Capital in excess of par value                                          97,512         96,414
     Accumulated other comprehensive income/(loss)                             (835)            19
     Retained earnings                                                       45,056         34,826
                                                                          ---------      ---------
              Total stockholders' equity                                    141,912        131,437
                                                                          ---------      ---------
                                                                          $ 165,854      $ 144,388
                                                                          =========      =========


 See accompanying notes.

ZOLL Medical Corporation Consolidated Income Statements

                                                      YEAR ENDED
                                          SEPT. 29,    SEPT. 30,    SEPT. 30,
(000's omitted, except per share data)         2002         2001         2000
                                           --------     --------     --------
Net sales                                  $150,227     $119,202     $106,336
Cost of goods sold                           65,274       52,684       46,351
                                           --------     --------     --------
Gross profit                                 84,953       66,518       59,985
Expenses:
      Selling and marketing                  48,645       38,208       31,238
      General and administrative             11,193        9,605        8,606
      Research and development               11,536       10,231        7,973
                                           --------     --------     --------
      Total expenses                         71,374       58,044       47,817
                                           --------     --------     --------
Income from operations                       13,579        8,474       12,168
Investment and other income                   1,595        3,140        2,015
Interest expense                                 --            1          212
                                           --------     --------     --------
Income before income taxes                   15,174       11,613       13,971
Provision for income taxes                    4,944        4,051        5,169
                                           --------     --------     --------
Net income                                 $ 10,230     $  7,562     $  8,802
                                           ========     ========     ========
Basic earnings per common share            $   1.15     $   0.85     $   1.11
Weighted average common
      shares outstanding                      8,919        8,847        7,930
                                           --------     --------     --------
Diluted earnings per common and
      equivalent share                     $   1.12     $   0.83     $   1.07
Weighted average common and
      equivalent shares outstanding           9,158        9,097        8,231
                                           ========     ========     ========


See accompanying notes.

ZOLL Medical Corporation Statements of Stockholders' Equity and Comprehensive Income


                                                                      CAPITAL IN       ACCUMULATED                           TOTAL
                                             COMMON                    EXCESS OF     COMPREHENSIVE      RETAINED     STOCKHOLDERS'
(000's omitted)                              SHARES        AMOUNT      PAR VALUE            INCOME      EARNINGS            EQUITY
                                             ------        ------      ---------     -------------      --------     -------------
Balance at October 2, 1999                    6,772          $136      $22,439           $ --            $18,647        $41,222
   Exercise of stock options                    298             6        2,143                                            2,149
   Tax benefit realized upon
     exercise of stock options                                           3,096                                            3,096
   Stock compensation                             3                         77                                               77
Proceeds from sale of common stock,
    net of expenses                           1,725            34       67,044                                           67,078
   Distributions by Pinpoint
     Technologies, Inc.                                                                                     (185)          (185)
   Net income                                                                                              8,802          8,802
Unrealized gain on available-for-sale
   securities                                                                             177                               177
                                                                                                                       --------
Total comprehensive income                                                                                                8,979
                                              -----          ----      -------          -----            -------       --------
Balance at September 30, 2000                 8,798           176       94,799            177             27,264        122,416
                                              =====          ====      =======          =====            =======       ========
   Exercise of stock options                     86             2          798                                              800
   Tax benefit realized upon
     exercise of stock options                                             817                                              817
   Comprehensive income:
       Net income                                                                                          7,562          7,562
       Unrealized gain on
         available-for-sale securities                                                      6                                 6
   Cumulative foreign currency
     translation adjustment                                                              (164)                             (164)
                                                                                                                       --------
Total comprehensive income                                                                                                7,404
                                              -----          ----      -------          -----            -------       --------
Balance at September 30, 2001                 8,884           178       96,414             19             34,826        131,437
                                              =====          ====      =======          =====            =======       ========
   Exercise of stock options                     58             1          608                                              609
   Tax benefit realized upon
      exercise of stock options                                            490                                              490
   Comprehensive income:
       Net income                                                                                         10,230         10,230
       Unrealized loss on
          available-for-sale securities                                                  (151)                             (151)
       Cumulative foreign currency
          translation adjustment                                                         (703)                             (703)
                                                                                                                       --------
   Total comprehensive income                                                                                             9,376
                                              -----          ----      -------          -----            -------       --------
Balance at September 29, 2002                 8,942          $179      $97,512          ($835)           $45,056       $141,912
                                              =====          ====      =======          =====            =======       ========

See accompanying notes.

ZOLL Medical Corporation Consolidated Statements of Cash Flows


                                                                      YEAR ENDED
                                                         SEPT. 29,     SEPT. 30,     SEPT. 30,
 (000's omitted)                                              2002          2001          2000
                                                          --------      --------      --------
Operating activities:
     Net income                                           $ 10,230      $  7,562      $  8,802
Charges not affecting cash:
     Depreciation and amortization                           6,758         6,258         4,283
     Issuance of common stock for services                      --            --            77
     Tax benefit from the exercise of stock options            490           817         3,096
     Accounts receivable allowances                            682           885          (201)
     Inventory reserve                                         341           833           372
     Realized gain on sale of marketable securities           (227)         (431)           --
     Provision for warranty expense                            665           123           178
     Deferred income taxes                                     128           (46)          195
Changes in current assets and liabilities:
     Accounts receivable                                    (6,051)         (871)      (11,660)
     Inventories                                            (9,113)       (1,239)       (7,474)
     Prepaid expenses and other current assets                (583)          417        (1,312)
     Accounts payable and accrued expenses                   8,549        (2,186)       (1,114)
                                                          --------      --------      --------

Net cash provided by (used in) operating activities         11,869        12,122        (4,758)

Investing activities:
     Additions to property and equipment, net               (8,321)       (7,246)       (7,006)
     Purchase of marketable securities                     (17,653)      (19,106)      (59,646)
     Proceeds from sales and maturities
             of marketable securities                       23,458        55,196         8,000
     Other assets, net                                         311          (238)       (1,215)
                                                          --------      --------      --------

Net cash provided by (used in) investing activities         (2,205)       28,606       (59,867)

Financing activities:
     Exercise of stock options                                 609           800         2,149
     Repayment of long-term debt                                --           (20)       (2,213)
     Proceeds from sale of common stock,
             net of expenses                                    --            --        67,078
     Distributions to stockholders                              --            --          (185)
                                                          --------      --------      --------
Net cash provided by financing activities                      609           780        66,829
Effect of exchange rates on cash and cash equivalents           82          (230)           --
                                                          --------      --------      --------
Net increase in cash                                        10,355        41,278         2,204

Cash and cash equivalents at beginning of year              45,303         4,025         1,821
                                                          --------      --------      --------
Cash and cash equivalents at end of year                  $ 55,658      $ 45,303      $  4,025
                                                          ========      ========      ========

SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION:
     Cash paid during the year:
             Income taxes                                 $  3,816      $  2,519      $  4,243
             Interest                                           --             1           212


 See accompanying notes.

ZOLL MEDICAL CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Description of Business: ZOLL Medical Corporation ("the Company") designs, manufactures and markets an integrated line of proprietary, non-invasive cardiac resuscitation devices, disposable electrodes and accessories used for the emergency resuscitation of cardiac arrest victims. The Company's subsidiary, Pinpoint Technologies ("Pinpoint") designs and markets software, which automates collection and management of both clinical and non-clinical data for emergency medical service providers.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year: In October of 2000, the Company changed its fiscal year end to the Sunday closest to September 30.

Cash and Cash Equivalents: The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Substantially all cash and cash equivalents are invested in a money market investment account. These amounts are stated at cost, which approximates market value.

Marketable Securities: The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 establishes the accounting and reporting requirements for all debt securities and for investments in equity securities that have readily determinable fair values. All marketable securities must be classified as one of the following: held-to-maturity, available-for-sale or trading. The Company classifies its marketable securities as available-for-sale and, as such, carries the investments at fair value, with unrealized holding gains and losses reported in stockholders' equity as a separate component of accumulated other comprehensive income. The cost of securities sold is based on the specific identification method. Realized gains and losses, and declines in value judged to be other than temporary, are included in investment income.

Concentration of Risk: The Company sells its products primarily to hospitals, emergency care providers and universities. With the introduction of the AED Plus product, the Company has established distribution agreements with approximately 80 distributors to distribute this product. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral. No single customer accounts for a significant portion of the Company's net sales or accounts receivable.

In addition, the Company sells its products to the international market. Although the Company does not foresee a credit risk associated with international receivables, repayment is dependent upon the financial stability of the customers to which it sells. In order to mitigate the risk of loss in geographical areas with historical credit risks, in some cases the Company requires letters of credit from its foreign customers. International sales accounted for 26% of the Company's total revenues in 2002, 2001 and 2000.

The Company maintains reserves for potential trade receivable credit losses, and such losses historically have been within management's expectations.

Financial Instruments: The fair value of the Company's financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable and accounts payable, are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. The carrying value of these financial instruments approximated their fair value at September 29, 2002 and September 30, 2001, respectively, due to the short-term nature of these instruments.

Inventories: Inventories, principally purchased parts, are valued at the lower of first-in, first-out ("FIFO") cost or market. Market is determined by the replacement value for raw materials and net realizable value, after allowance for estimated costs of completion and disposal, for work-in-process and finished goods.

Intangible Assets: Patents are stated at cost and amortized using the straight-line method over five years. Prepaid license fees are amortized over the term of the related contract, once commercialization of the related product begins. The excess of cost over fair value of acquired net assets is amortized on a straight-line basis over 15 years. The carrying value of goodwill and other intangible assets was approximately $1.1 million at September 29, 2002 and September 30, 2001.

Property and Equipment: Property and equipment are stated at cost. In general, depreciation is computed on a straight-line basis over the estimated economic useful lives of the assets (forty years for buildings, three to ten years for machinery and equipment and five years for tooling, furniture, fixtures and software). Leasehold improvements are amortized over the life of the related lease. Depreciation expense totaled $6,485,000, $5,957,000 and $3,991,000 in 2002, 2001 and 2000, respectively.

Revenue Recognition: Revenues from sales of cardiac resuscitation devices, disposable electrodes and accessories are recognized when a signed non-cancelable purchase order exists, the product is shipped, title and risk of loss have passed to the customer, the fee is fixed or determinable and collection is considered probable. Revenues are recorded net of estimated returns.

The Company also licenses software under non-cancelable license agreements and provides services including training, installation, consulting and maintenance, consisting of product support services, periodic updates and unspecified upgrade rights (collectively, "PCS"). Revenue from the sale of software is recognized in accordance with the American Institute of

Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. License fee revenues are generally recognized when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed or determinable and collection is considered probable. Revenues from training, installation and consulting services are recognized as the services are provided. Revenues from maintenance agreements and upgrade rights are recognized ratably over the period of service.

The Company's software arrangements contain multiple elements, which include software products, services and PCS. In general, the Company does not have vendor-specific objective evidence of fair value for its software products. Accordingly, for transactions where vendor-specific objective evidence exists for undelivered elements but not for delivered elements, the Company uses the residual method as discussed in SOP 98-9, "Modification of SOP 97-2, With Respect to Certain Transactions." Under the residual method, the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

Advertising Costs: Advertising costs are expensed as incurred and totaled $1,457,000, $993,000 and $757,000 in 2002, 2001 and 2000, respectively.

Shipping & Handling Costs: Shipping and handling costs are recorded in Costs of Goods Sold and totaled $2,216,000, $1,886,000 and $1,548,000 in 2002, 2001 and
2000, respectively.

Product Warranty: Expected future product warranty costs, included in accrued expenses and other liabilities, are recognized at the time of sale for all products covered under warranty. Warranty periods range from one to five years. The Company's estimate is based upon the number of units remaining under warranty and the historical per-unit repair costs and return rates.

Foreign Currency: During 2002, the Company changed the functional currency for the majority of its foreign subsidiaries from the U.S. Dollar to the local currency. This change stems from a majority of the foreign subsidiary cash flows now being denominated in the local currency. The functional currency for each of the Company's subsidiaries is each country's local currency. All assets and liabilities are translated into U.S. dollar equivalents at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for the year. Translation gains or losses are recorded in consolidated stockholders' equity as an element of accumulated other comprehensive income. Foreign currency gains recorded as other income in the consolidated income statement totaled $171,000, $11,000 and $81,000 in 2002, 2001 and 2000, respectively.

Earnings Per Share: Basic earnings per share are calculated based upon the weighted average shares of common stock outstanding during the period. Diluted earnings per share is calculated based upon the weighted average shares of common stock outstanding, plus the dilutive effect of stock options, calculated using the treasury stock method. The shares used for basic earnings per common share and diluted earnings per common share are reconciled as follows:


(000's omitted)                          2002      2001      2000
                                        -----     -----     -----
Average shares outstanding
     for basic earnings per share       8,919     8,847     7,930
Dilutive effect of stock options          239       250       301
                                        -----     -----     -----
Average shares outstanding
     for diluted earnings per share     9,158     9,097     8,231
                                        =====     =====     =====

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

Stock Option Plans: As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company measures compensation expense for its stock-based compensation plans using the intrinsic method prescribed by Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." In accordance with SFAS 123, the Company has provided, in Note I, the pro forma disclosures of the effect on net income and earnings per share as if SFAS 123 had been applied in measuring compensation expense for all periods presented.

Comprehensive Income: The Company computes comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities and the effect of foreign currency translation. Accumulated balances for each element of other comprehensive income/(loss) were as follows:


(000's omitted)                                       2002       2001
                                                     -----      -----
Unrealized gain on available-for-sale securities     $  32      $ 183
Cumulative foreign currency translation               (867)      (164)
                                                     -----      -----
Accumulated other comprehensive income/(loss)        ($835)     $  19
                                                     =====      =====

Recent Accounting Pronouncements: In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 is effective for business combinations completed after June 30, 2001 and SFAS 142 is effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. The Company anticipates no material impact on the Company's consolidated financial position or results of operations by adopting these rules.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS 144 in fiscal 2003 and does not expect that the adoption of the statement will have a significant impact on the Company's consolidated financial position or results of operations.


NOTE B--MARKETABLE SECURITIES

Investments in marketable securities and debt securities are classified as available-for-sale at September 29, 2002. Available-for-sale securities consist of corporate obligations of $10.1 million and $16.2 million as of September 29, 2002 and September 30, 2001, respectively.

The securities are carried at fair value, with unrealized gains and losses reported in stockholders' equity as a separate component of accumulated other comprehensive income. At September 29, 2002 and September 30, 2001, the investment portfolio had gross unrealized gains of $32,000 and $183,000, respectively, and no unrealized losses. Net gains reclassified from accumulated other comprehensive income to earnings during 2002 totaled $107,000. The Company recognized a net realized gain on sales of available-for-sale securities of $227,000 in 2002. The dollar value of investments maturing between one and five years is $10.1 million.


NOTE C--INVESTMENTS

The Company holds an investment in the common stock of Lifecor, Inc., a private medical device corporation. As of September 29, 2002 and September 30, 2001, this investment totaled $2.0 million and represented approximately 3% and 4% of Lifecor's outstanding common stock, respectively. The Company accounts for this investment at cost, which approximates market. This investment is included in other assets on the consolidated balance sheet. The Chairman of Lifecor is also a director of the Company. In November 2002, the Company invested another $1.5 million in the common stock of Lifecor, and entered into an agreement to distribute Lifecor's products in the North American Hospital market, and also entered into a patent cross-licensing agreement.


NOTE D--PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

                                                  SEPT. 29,  SEPT. 30,
(000's omitted)                                        2002       2001
                                                  ---------  ---------
Deferred income taxes-Note G                        $2,046     $1,323
Prepaid income taxes                                    --        576
Other                                                2,003      1,093
                                                    ------     ------
Total prepaid expenses and other current assets     $4,049     $2,992
                                                    ======     ======


NOTE E--ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of:

                                                    SEPT. 29,   SEPT. 30,
(000's omitted)                                          2002        2001
                                                    ---------   ---------
Accrued salaries and wages and related expenses      $ 5,193     $ 2,848
Accrued warranty expense                               2,099       1,434
Deferred revenue                                       2,180       1,083
Other accrued expenses                                 3,308       2,065
                                                     -------     -------
Total accrued expenses and other liabilities         $12,780     $ 7,430
                                                     =======     =======

NOTE F--INDEBTEDNESS

The Company maintains an unsecured, uncommitted working capital line of credit with its bank. This line of credit bears interest at the bank's base rate of 4.75% at September 29, 2002. The full amount of the line ($12.0 million) was available to the Company at September 29, 2002.


NOTE G--INCOME TAXES

The provision for income taxes consists of the following:

(000's omitted)        2002         2001         2000
                    -------      -------      -------
Federal:
     Current        $ 3,717      $ 3,308      $ 4,262
     Deferred           (15)         (42)         167
                    -------      -------      -------
                      3,702        3,266        4,429
                    -------      -------      -------
State:
     Current            680          428          712
     Deferred          (113)          (4)          28
                    -------      -------      -------
                        567          424          740
                    -------      -------      -------
Foreign:
     Current            675          361           --
     Deferred            --           --           --
                    -------      -------      -------
                        675          361           --
                    -------      -------      -------
                    $ 4,944      $ 4,051      $ 5,169
                    =======      =======      =======


The following table allocates income before taxes between domestic and foreign jurisdictions:

(000's omitted)         2002         2001         2000
                    --------     --------     --------
Domestic            $ 13,965     $ 11,337     $ 14,433
Foreign                1,209          276         (462)
                    --------     --------     --------
                    $ 15,174     $ 11,613     $ 13,971
                    -------      -------      -------


The income tax provision differed from the statutory federal income tax provision as follows:

(000's omitted)                                   2002         2001         2000
                                               -------      -------      -------
Statutory income taxes                         $ 5,327      $ 4,050      $ 4,896
Tax credits, federal and state                    (606)        (330)        (299)
State income taxes, net of federal benefit         369          301          500
Unbenefited (benefited) foreign loss               155          206           --
Permanent differences                               19          (24)         (25)
Other                                             (320)        (152)          97
                                               -------      -------      -------
                                               $ 4,944      $ 4,051      $ 5,169
                                               =======      =======      =======


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                               SEPT. 29,  SEPT. 30,
(000's omitted)                                     2002       2001
                                               ---------  ---------
Deferred tax assets:
     Accounts receivable and inventory            $1,080     $  769
     Product warranty accruals                     785        539
     Purchased research and development            221        247
     Other liabilities                             566        446
                                                ------     ------
             Total deferred tax assets           2,652      2,001
Deferred tax liabilities:
     Accelerated tax depreciation                1,539        707
     Prepaid expenses                              215        268
                                                ------     ------
             Total deferred tax liabilities      1,754        975
                                                ------     ------
             Net deferred tax asset             $  898     $1,026
                                                ======     ======

NOTE H--COMMITMENTS AND CONTINGENCIES

In the course of normal operations, the Company is involved in litigation arising from commercial disputes, claims from former employees and product liability claims, none of which management believes will have a material effect on the Company's consolidated financial position or results of operations.

On November 25, 2002, the Company announced a settlement of a patent infringement lawsuit initiated in March 2002 by Cardiac Science, Inc. The settlement includes the cross-licensing of a number of patents between the Company and Cardiac Science, Inc. The Company will pay an initial licensing fee and certain ongoing royalties to Cardiac Science, Inc.

The Company leases certain office and manufacturing space under operating leases. The Company's office leases are subject to adjustments based on actual floor space occupied. The leases also require payment of real estate taxes and operating costs. In addition to the office leases, the Company leases automobiles for business use by a portion of the sales force. Listed below are the future minimum rental payments required under operating leases with non-cancelable terms in excess of one year at September 29, 2002.

(000's omitted)                       2003          $780
                                      2004           407
                                      2005           286
                                      2006           162
                                      2007            33
                                      ------------------
                                                  $1,668
                                      ==================


Total rental expense under operating leases was approximately $1,372,000, $1,252,000 and $1,059,000, in 2002, 2001 and 2000, respectively.


NOTE I--STOCKHOLDER'S EQUITY

Preferred Stock: On June 8, 1998, the Company's Board of Directors adopted a Shareholder Rights Plan. In connection with the Shareholder Rights Plan, the Board of Directors declared a dividend distribution of one Preferred Stock purchase right for each outstanding share of Common Stock to stockholders of record as of the close of business day on June 9, 1998. Initially, these rights are not exercisable and trade with the shares of ZOLL's Common Stock. Under the Shareholder Rights Plan, the rights generally become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of the Common Stock of ZOLL, if a person who owns 10% or more of the Common Stock of ZOLL is determined to be an "adverse person" by the Board of Directors or if a person commences a tender offer that would result in that person owning 15% or more of the Common Stock of ZOLL. Under the Shareholder Rights Plan, a shareholder of ZOLL who beneficially owns 15% or more of the Company's Common Stock as of June 9, 1998 generally will be deemed an "acquiring person" if such shareholder acquires additional shares of the Company's Common Stock. In the event that a person becomes an "acquiring person" or is declared an "adverse person" by the Board, each holder of a right (other than the acquiring person or the adverse person) would be entitled to acquire such number of shares of Preferred Stock which are equivalent to ZOLL Common Stock having a value of twice the then-current exercise price of the right. If ZOLL is acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's Common Stock having a value twice the exercise price of the right. The Board of Directors is authorized to fix the designations, relative rights, preferences and limitations on the Preferred Stock at the time of issuance.

Sale of Common Stock: During 2000, the Company completed a secondary offering of 1,725,000 shares of common stock in exchange for net proceeds of approximately $67 million, net of $5 million for underwriter's discounts and other expenses incurred with the offering.

Stock Option Plans: The Company's 1983, 1992 and 2001 stock option plans provide for the granting of options to officers and other key employees to purchase the Company's Common Stock at a purchase price, in the case of incentive stock options, at least equal to the fair market value per share of the outstanding Common Stock of the Company at the time the option is granted, as determined by the Compensation Committee of the Board of Directors. Options are no longer granted under the 1983 and 1992 plans. The options become exercisable ratably over two or four years and have a maximum life of 10 years. The Company's Non-employee Director Stock Option Plan provides for the granting of options to purchase shares of Common Stock to Directors of the Company who are not also employees of the Company or any of its subsidiaries. The Non-employee Director options vest in equal annual installments over a four-year period. The Non-employee Director options may be exercised at a price equal to the fair market value of the Common Stock on the date the option is granted.

The number of shares authorized for these plans was 2,980,000, of which 388,000 remain available for grant at September 29, 2002. Approximately 1,532,000 shares of Common Stock are reserved for future issuance under the Company's stock option plans as of September 29, 2002.

The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized with respect to the Company's stock option grants. Had compensation cost for the employee stock option grants been determined based on the fair value methodology prescribed by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.



(000's omitted, except per share data)                      2002           2001          2000
                                                      ----------     ----------    ----------
Net income-as reported                                $   10,230     $    7,562    $    8,802
Net income-pro forma                                  $    7,796     $    5,840    $    7,618
Basic earnings per common share-as reported           $     1.15     $     0.85    $     1.11
Diluted earnings per common and common equivalent
     share-as reported                                $     1.12     $     0.83    $     1.07
Basic earnings per common share-pro forma             $     0.87     $     0.66    $     0.96
Diluted earnings per common and common equivalent
     share-pro forma                                  $     0.85     $     0.64    $     0.93

The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000:


(000's omitted)                2002         2001         2000
                            -------      -------      -------
Dividend yield                    0%           0%           0%
Expected volatility            74.1%        64.3%        58.6%
Risk-free interest rate        4.19%        5.13%        6.21%
Expected lives              5 years      5 years      5 years

Activity as to stock options under all of the plans is as follows:

                                                            2002                     2001                  2000
                                                       WEIGHTED-                WEIGHTED-             WEIGHTED-
                                                         AVERAGE                  AVERAGE               AVERAGE
                                                        EXERCISE                 EXERCISE              EXERCISE
(000's omitted, except per share data)         SHARES      PRICE        SHARES     PRICE      SHARES      PRICE
                                               ------  ---------        ------  --------      ------  ---------
Outstanding at the beginning
    of the year                                  996     $ 22.65         833     $ 19.94       866      $  7.98
Granted                                          228       35.17         289       28.40       368        32.41
Exercised                                        (58)      14.60         (86)       9.08      (298)        7.16
Cancelled                                        (22)      32.29         (40)      16.53      (103)       12.51
                                              ------     -------      ------     -------    ------      -------
Outstanding at the end of
    the year                                   1,144     $ 31.91         996     $ 22.65       833      $ 19.94
                                              ======     =======      ======     =======    ======      =======

Available for grant at the
    end of the year                              388                     191                   411

Weighted-average fair value
    of options granted
    during the year                                      $ 22.05                 $16.66                 $ 17.87

Weighted-average exercise
    price of options
    exercisable at the
    end of the year                                      $ 29.75                 $13.47                 $  7.71

The following table summarizes information about stock options outstanding and exercisable at September 29, 2002.

(000's omitted, except per share data)                     OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                                           ---------------------------------------------------    -----------------------------
                                                         WEIGHTED-AVERAGE
    RANGE OF                                    NUMBER          REMAINING    WEIGHTED-AVERAGE         NUMBER    WEIGHTED-AVERAGE
EXERCISE PRICE                             OUTSTANDING   CONTRACTUAL LIFE      EXERCISE PRICE    EXERCISABLE      EXERCISE PRICE
--------------                             -----------   -----------------   ----------------    -----------    ----------------
$0.02                                           1*            7.04 years           $0.02              1              $.02
$6.570-$8.750                                  238            5.41 years           $7.33            237              $7.33
$9.563-$12.313                                  80            6.73 years          $11.13             69             $11.05
$20.340-$25.875                                314            8.56 years          $24.35            171             $24.90
$29.080-$33.760                                164            9.24 years          $31.86             38             $32.43
$35.125-$39.920                                267            8.66 years          $37.68            115             $37.63
$40.125-42.938                                  35            8.26 years          $41.58             15             $41.66
$51.250-$52.000                                 45            7.65 years          $51.75             25             $51.73
                                             -----                                                  ---
                                             1,144                                                  671

* represents options granted to a subsidiary's employee prior to its acquisition by the Company


NOTE J--EMPLOYEE BENEFIT PLAN

Defined contribution retirement plan--ZOLL has a defined contribution retirement plan (the "Plan") which contains a "401(k)" program for all employees with three months of service who have attained 21 years of age. Participants in the Plan may contribute up to 15% of their eligible compensation. The Company may make discretionary matching contributions to the Plan in an amount determined by its Board of Directors. The employer match is currently set at 25% of the employee contribution up to 7% of eligible compensation. The Company contributed approximately $293,000, $159,000 and $125,000 in 2002, 2001 and 2000,
respectively.

401(k) Salary Deferral Plan--Beginning in 1998, Pinpoint has maintained a retirement savings plan (the "Pinpoint Plan") pursuant to which eligible employees may defer compensation for income tax purposes under section 401(k) of the Internal Revenue code of 1986. Participants in the Pinpoint Plan may contribute up to 15% of their eligible compensation, which contributions are matched by the Company at 50% of the employee contribution up to 6% of eligible compensation. The Company may make discretionary matching contributions to the Pinpoint Plan in an amount determined by its Board of Directors. The Company recorded expense related to the Pinpoint Plan of approximately $73,000, $57,000 and $55,000 in 2002, 2001 and 2000, respectively.


NOTE K--SEGMENT AND GEOGRAPHIC INFORMATION

Segment Information: The Company operates in a single business segment: the design, manufacture and marketing of an integrated line of proprietary non-invasive cardiac resuscitation devices, and systems used for emergency resuscitation of cardiac arrest victims. In order to make operating and strategic decisions, ZOLL's chief operating decision-maker evaluates revenue performance based on the worldwide revenues of four customer/product categories but, due to shared infrastructures, profitability based on an enterprise-wide measure. These customer/product categories consist of (1) the sale of cardiac resuscitation devices and accessories to the North American hospital market, (2) the sale of the same items and data collection management software to the North American Prehospital market, (3) the sale of disposable/other products in North America, (4) the sale of cardiac resuscitation devices and accessories and disposable electrodes to the international market.

Net sales by customer/product categories were as follows:

(000's omitted)                                  2002         2001         2000
                                             --------     --------     --------
Hospital Market-North America devices        $ 50,686     $ 38,635     $ 40,555
Prehospital Market-North America devices       46,958       36,872       27,930
Other-North America                            19,372       18,351       16,254
International Market-excluding
North America                                  33,211       25,344       21,597
                                             --------     --------     --------
                                             $150,227     $119,202     $106,336
                                             ========     ========     ========

The Company reports assets on a consolidated basis to the chief operating decision-maker.

Geographic information: Net sales by major geographical area, determined on the basis of destination of the goods, are as follows:

(000's omitted, except per share data)                              2002          2001         2000
----                                                                ----          ----         ----
United States                                                   $111,978       $87,798      $79,143
Foreign                                                           38,249        31,404       27,193
                                                                  ------        ------       ------
                                                                $150,227      $119,202     $106,336
                                                                ========      ========     ========


Long-lived assets located outside the United States are not material. In each of the years in the three-year period ended September 29, 2002, no single customer represented over 10% of the Company's consolidated net sales.


NOTE L--QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2002 and 2001 is as follows:


                                                         QUARTER  ENDED
                                           SEPT. 29,    JUNE 30,   MARCH 31,   DEC. 30,
(000's omitted, except per share data)          2002        2002        2002       2001
                                           ---------    --------   ---------    -------
2002
Net sales                                    $47,377     $34,792     $34,713    $33,345
Gross profit                                  26,819      19,982      19,293     18,859
Income from operations                         6,520       2,007       2,503      2,549
Net income                                     4,540       1,899       1,897      1,894
Basic earnings per common share              $  0.51     $  0.21     $  0.21    $  0.21
Diluted earnings per common
     and equivalent share                    $  0.50     $  0.21     $  0.21    $  0.21


                                          SEPT. 30,     JULY 1,    APRIL 1,    DEC. 31,
(000's omitted, except per share data)         2001        2001        2001        2000
                                          ---------    --------    --------    --------
2001
Net sales                                   $34,991     $30,374     $25,241     $28,596
Gross profit                                 19,244      16,783      13,964      16,527
Income from operations                        3,547       1,999         293       2,635
Net income                                    2,772       1,707         717       2,366
Basic earnings per common share             $  0.31     $  0.19     $  0.08     $  0.27
Diluted earnings per common
     and equivalent share                   $  0.30     $  0.19     $  0.08     $  0.26

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System under the symbol "ZOLL." The following table sets forth the high and low sales prices during the fiscal quarters specified:



                                                SALES PRICES
                                     2002                         2001
                             HIGH            LOW          HIGH           LOW
                             ----            ---          ----           ---
First Quarter               $42.10         $31.56        $58.75        $34.50
Second Quarter               39.97          29.84         48.00         25.00
Third Quarter                42.07          32.26         34.88         15.31
Fourth Quarter               35.85          27.05         37.15         22.51



The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain any current and future earnings to finance the growth and development of its business, and therefore does not anticipate paying any cash dividends in the foreseeable future.

EXECUTIVE OFFICERS AND DIRECTORS

RICHARD A. PACKER
Chairman of the Board & Chief Executive Officer

A. ERNEST WHITON
Vice President of Administration &
Chief Financial Officer

WARD M. HAMILTON
Vice President, Marketing

E. J. JONES
Vice President, International Sales

DONALD R. BOUCHER
Vice President, Research & Development

STEVEN K. FLORA
Vice President, North American Sales

EDWARD T. DUNN
Vice President, Operations

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


(1)  Member of the Audit Committee

(2)  Member of the Compensation Committee

STOCKHOLDER INFORMATION

STOCK LISTING
ZOLL Medical Corporation Common Stock is traded on the NASDAQ National Market System under the symbol "ZOLL."

TRANSFER AGENT
Equiserve Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
www.equiserve.com
1-877-282-1169

GENERAL COUNSEL
Goodwin Procter LLP
Boston, Massachusetts

INDEPENDENT AUDITORS
Ernst & Young LLP
Boston, Massachusetts

ANNUAL MEETING
The annual meeting of stockholders will be held at 10 a.m. on February 13, 2003 at Goodwin Procter LLP, Conference Center, Exchange Place, 53 State Street, Boston, Massachusetts 02109.

INFORMATION REQUESTS
A copy of our Form 10-K, as filed with the Securities & Exchange Commission, may be obtained upon written request to the Company at:

Stockholder Relations
ZOLL Medical Corporation
32 Second Avenue
Burlington, Massachusetts 01803-4420



ZOLL is a registered trademark of ZOLL Medical Corporation.

                                                        ZOLL MEDICAL CORPORATION
                                                                32 Second Avenue
                                     Burlington, Massachusetts 01803-4420 U.S.A.
                                                                    800-348-9011
                                                                    781-229-0020
                                                            781-272-5578 Telefax
                                                                    www.zoll.com

                                                ZOLL MEDICAL EUROPEAN OPERATIONS
                                                      Dodewaard, the Netherlands
                                                                 +31 488 4111 83
                                                         +31 488 4111 87 Telefax

                                                          ZOLL MEDICAL U.K. LTD.
                                                               Cheshire, England
                                                                +44 1925 846 400
                                                        +44 1925 846 401 Telefax

                                                            ZOLL MEDICAL GERMANY
                                                                Cologne, Germany
                                                                +49 221 398 9340
                                                        +49 221 398 9336 Telefax

                                                    ZOLL MEDICAL THE NETHERLANDS
                                                      Dodewaard, the Netherlands
                                                                 +31 488 4111 83
                                                         +31 488 4111 87 Telefax

                                                             ZOLL MEDICAL CANADA
                                                    Mississauga, Ontario, Canada
                                                                    905-629-5005
                                                            905-629-0575 Telefax

                                                             ZOLL MEDICAL FRANCE
                                                                   Paris, France
                                                                +33 1 44 138 460
                                                        +33 1 45 635 138 Telefax

                                                 ZOLL MEDICAL AUSTRALIA PTY. LTD
                                                      New South Wales, Australia
                                                                  +61 2-94208733
                                                          +61 2-94209834 Telefax

                                                           ZOLL MEDICAL FAR EAST
                                                                 REGIONAL OFFICE
                                                      New South Wales, Australia
                                                                  +612 43 292226
                                                          +612 43 292226 Telefax

                                                    ZOLL MEDICAL MIDDLE EAST AND
                                                            AFRICA REGION OFFICE
                                                                  Athens, Greece
                                                               +30 2 10 813 0580
                                                       +30 2 10 813 0580 Telefax

                                                              ZOLL MEDICAL JAPAN
                                                                    Tokyo, Japan
                                                                 +81 3 5768 0788
                                                         +81 3 5768 0788 Telefax

                                                      ZOLL MEDICAL LATIN AMERICA
                                                              Parkland, FL 33067
                                                                    954-345-4224
                                                            954-345-2648 Telefax


                                                                     [ZOLL LOGO]